Resilience and Agility on All Fronts

“Over the course of a year like no other, our focus on our people and on our ‘Back to Basics’ strategy has allowed us to emerge stronger than ever.” – Glenn Chamandy, President and CEO

COVID-19 RESPONSE

We were able to rapidly respond and adapt to the crisis and meet new challenges.

We accelerated the implementation of our "Back to Basics" strategy, focusing on reducing complexity and optimizing processes, which put us in a more agile operational position.

We leveraged our vertically-integrated business model to minimize supply chain disruption.

We supported our customers and provided flexibility as they adjusted their businesses through the pandemic environment.

HELPING COMMUNITIES

We joined global efforts and played a **proactive role in the fight against COVID-19** by producing face masks and isolation gowns for the benefit of the health care sector to help lessen the global shortage of personal protective equipment (PPE).

We made **continued community donations of PPE** to hospitals, government authorities, and community organizations across our supply chain.

No cancellation of completed orders

Collaborative approach to ensuring a fair and just outcome for contractors and third-party employees

Thorough guidance provided on our COVID-19 action plan

COVID-19 RESPONSE

2020 ANNUAL REPORT

PRIORITIZING HEALTH & SAFETY

Our 44,000 employees are the heart and soul of Gildan, and during this challenging time, we prioritized our environmental, social, and governance (ESG) pillar of **Caring for Our People:**

Encouraged employees to work from home where possible

Retooled and optimized facilities for social distancing

Provided the necessary support and resources to ensure an effective transition to remote working

Implemented temperature checks and enhanced cleaning procedures at all Company locations

Deployed teams of health and safety experts and medical staff at manufacturing sites

Enforced stringent biosafety protocols and safety measures across all locations

Performed approximately 30,000 COVID-19 tests

Created global health and safety awareness campaigns for employees worldwide

Engaged proactively and collaboratively with national authorities, NGOs, and union representatives to safeguard factory employees' rights and well-being

Supported manufacturing employees while factories were shut down

COVID-19 RESPONSE

COVID-19 RESPONSE	1	FINANCIAL HIGHLIGHTS	9
MESSAGE FROM THE CHAIRMAN	3	GENUINE RESPONSIBILITY®	11
MESSAGE FROM THE PRESIDENT & CEO	6	2020 REPORT TO SHAREHOLDERS	14

2020 ANNUAL REPORT

2020 presented businesses and industries all over the world with unprecedented challenges. While the global impacts of COVID-19, together with the impact of back- to-back hurricanes in Central America, were particularly difficult for Gildan, the Company was able to leverage the strength and resiliency of its people and its unique and focused business strategy to quickly chart a path towards a strong recovery. The Board is extremely proud of what Gildan has accomplished in 2020 and how it has emerged stronger from these challenges. A G I L E C O V I D - 1 9 R E S P O N S E The government measures to help prevent the spread of COVID-19 created widespread economic shutdowns that halted Gildan’s manufacturing operations and significantly impacted its sales. At the beginning of the crisis and throughout, the Board of Directors met regularly and collaborated closely with Gildan’s management team. The result was a strong COVID-19 response focused on the well-being of employees and their families, the continued support of Gildan’s customers, and the long- term competitive strength and value of the Company. Specifically, with the goal of supporting Gildan’s financial flexibility to move through the quickly evolving and highly uncertain environment, the Board supported both the addition of new temporary financing arrangements and the suspension of share repurchases and quarterly dividends. Further, the Board supported management’s actions to rapidly accelerate initiatives tied to the Company’s “Back to Basics” strategy. All of these actions had significant effects, and the Company finished 2020 generating record fourth quarter free cash flow and with strong liquidity, positioning it well for the future, including the ability to re-consider capital return policies as we gain further clarity on the course of the pandemic in 2021. S T R O N G E S G C O M M I T M E N T At the beginning of the pandemic, the Company joined global efforts to fight the virus by quickly moving available operations to produce PPE in response to government requests for PPE. Throughout this effort, Gildan’s employees and teams of medical staff and personnel showed great devotion, collaboration, and team-spirit, and we are proud of the proactive role the Company played. Further, throughout 2020, Gildan stayed committed to its ESG practices, and with this year’s heightened need to prioritize health and safety, the Company maintained a keen focus on its social programs. Gildan also made concerted efforts to support communities across its supply chain. During the year, the Company made ongoing donations to national authorities, hospitals, and local organizations; and in the wake of hurricanes Eta and Iota in Honduras, Gildan provided continuous support to impacted employees and their communities by providing food, shelter, emergency kits, and PPE, among other necessities. As such, I was pleased to see Gildan continue to be recognized for its leading ESG practices: In 2020, the Company was listed on the Dow Jones Sustainability Index (DJSI) for the eighth consecutive year and was once again included in the S&P Global Sustainability Yearbook. Gildan was also included on the Leadership Band of CDP’s Climate Change Report for the second year in a row. In addition, in October of 2020, the Company was recognized as one of the World’s Most Sustainably Managed Companies by the Wall Street Journal. With the close of 2020, Gildan marked the end of its five-year ESG goals – the results of which will be disclosed with the Company’s ESG report in MESSAGE FROM THE CHAIRMAN C H A I R M A N ’ S M E S S A G E 2020 ANNUAL REPORT 3

CHAIRMAN'S MESSAGE

mid-2021. Gildan is now focusing on its next generation ESG strategy, which will incorporate feedback from key stakeholders and also include a new set of long-term goals that will formally be announced later this year. In this regard, 2020 highlighted the importance of diverse and inclusive policies, and the Board recognizes the vital need for all companies to put a greater emphasis on equity in the workplace. Diversity and inclusion have always been critical areas of focus for Gildan, and the Company will continue to prioritize the enhancement of inclusive policies in the regions where it operates.

Finally, with the collaboration of the Chair of the Corporate Governance and Social Responsibility Committee, we focused on shareholder engagement in 2020. During the course of the year, we met with some of our largest institutional shareholders to promote direct and open dialogue on corporate governance, ESG, and other important matters. We gained valuable insights from these meetings and will continue with this engagement program in 2021.

STRONG MANAGEMENT TEAM FOR THE FUTURE

The Board is pleased with and fully supports the recently announced promotions at the executive level, which demonstrate that Gildan is equipped with and developing strong leadership talent for the future. With the existing depth and experience of the management team, the Company is well placed to fully recover from the COVID-19 pandemic, complete the execution of its "Back to Basics" strategy, successfully expand manufacturing operations in South East Asia, and provide for sustained growth of our business.

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2020 ANNUAL REPORT

L O O K I N G F O R WA R D In closing, I am pleased by the strong accomplishments that Gildan has achieved in 2020 and how they highlighted the Company’s ability to effectively navigate through an extremely turbulent year. Moving forward, the Board has confidence that the initiatives and decisions taken by the Company will continue strengthening Gildan’s competitive position and drive future growth. I would like to take this opportunity to thank Bill Anderson, who showed his strong dedication to the Company by agreeing to delay his planned retirement during 2020 for one year in order to provide the Board and the management team with his support and expertise throughout the COVID-19 crisis. Bill has made invaluable contributions as a member of the Board since 2006, including his seven years serving as the previous Chairman. On behalf of the entire Board of Directors, I would like to extend our sincere appreciation for Bill’s many years of service and for all of his support and contributions to the Company. Finally, I would like to thank all of Gildan’s employees, who showed great resilience and team-spirit, helping the Company live up to its reputation as one of the world’s leading apparel manufacturers. I would also like to thank all of Gildan’s customers for their loyalty, as well as you – our shareholders – for the trust and confidence you held in us as your representatives. We look forward to delivering continued value to you and all Gildan’s stakeholders as the Company makes further progress on its “Back to Basics” strategy. Sincerely, Donald C. Berg Chairman of the Board 2020 ANNUAL REPORT C H A I R M A N ’ S M E S S A G E 5

MESSAGE FROM THE PRESIDENT & CEO

2020 was a year no one could have predicted as the effects brought on by COVID-19, compounded by weather-related events in Central America, struck our business on an unprecedented scale. Nonetheless, while this year brought many challenges, it also showcased our ability to execute on several fronts – from safeguarding our people to ensuring the continuity of our business and solidifying our competitive position throughout this crisis. Our strong business model, financial position, and resilience enabled us to meet these challenges head on. We took the necessary business decisions and actions to strengthen our competitive positioning for the long-term and accelerated our efforts under our "Back to Basics" strategy. The work we have done this year gives us great confidence that we are entering 2021 as a fundamentally stronger Company.

CHALLENGING YEAR WITH A STRONG FINISH

Starting in March 2020, the global disruption brought on by the pandemic resulted in a meaningful deceleration in demand in the imprintables channel given measures taken to limit the spread of the virus and the restrictions that were placed in many areas where our imprintables activewear products are distributed, including travel and tourism, sporting, entertainment, promotional, and cultural events, among others. Additionally, the crisis also altered the retail landscape and negatively impacted demand as temporary retail store closures unfolded, impacting many channels. Following government-mandated shutdowns, we had to suspend manufacturing operations in the latter part of the first quarter before safely restarting at the end of the second quarter, prioritizing the safety of our people. As our recovery gained traction through the back half of the year, we were then faced with the unprecedented situation of two back-to-back hurricanes in Central America that also created additional challenges for us and others operating in the region. Despite these challenges, we ended the year on a strong note, delivering sales growth of 5% and adjusted EPS growth of 10% in the fourth quarter of 2020, generating strong free cash flow of $358 million for the full year and ending 2020 with approximately $1.6 billion of available liquidity.

RESILIENCE & AGILITY ON ALL FRONTS

Despite the severe restrictions from COVID-19 in 2020 – impeding the travel and tourism industries and resulting in the suspension of large in-person events – our industry proved to be far more resilient than we imagined. This is an indicator of decorated apparel's universal appeal and how our products are entrenched in our daily lives as both garments and forms of self-expression.

During the pandemic, end markets and consumers have found ways to access our products. With the expansion of e-commerce, online players are offering custom-printed products to consumers and small businesses. In addition, retailers are increasingly turning to our imprintables channel for local supply, and both wholesale imprintables distributors and retailers are responding to the acceleration of customers buying online. As for our private and retail brands, although markets have been impacted by lockdowns to various extents, our customers are primarily made up of retailers who have fared better during the pandemic, including mass retailers and major online players.

Our Company made great efforts to respond to COVID-19 in ways that prioritized the protection of our employees and the support of our customers while ensuring the operational and financial flexibility of our business. We quickly designated and deployed local pandemic response teams to adapt to varying situations in different parts

PRESIDENT & CEO'S MESSAGE

6

PRESIDENT & CEO'S MESSAGE

of the world, implemented biosecurity protocols, resumed our production safely, supported efforts to address the temporary global shortage of PPE needs, and scaled our operations to align with demand. We also took difficult decisions related to our workforce, capital allocation priorities, and operations as we focused on doing what was necessary to better position the Company for the long term. With these actions, our organization showed the agility needed to mobilize our teams and respond to the COVID-19 crisis in an efficient and responsible manner that aligned with our Company's values.

ACCELERATING OUR "BACK TO BASICS" STRATEGY

Our "Back to Basics" strategy became more important and essential during this challenging time. Since 2018, we've remained on a path toward simplifying our business by removing complexity that had built up through various acquisitions and other actions. With the initial realignment of our organizational structure, streamlining of functions across our business, consolidating of certain manufacturing and distribution operations, and start of our product portfolio rationalization, we were able to become a leaner, more focused business, putting us in a strong operational and financial position as we entered the crisis.

The landscape in 2020 prompted an acceleration of a number of our "Back to Basics" initiatives in order to further optimize our operations and strengthen our financial flexibility. These actions included a stronger focus on our price positioning, additional significant product line rationalization of our imprintable and retail product offerings, and the further reduction of our cost base. We believe that strengthening both our low-cost model and price leadership are instrumental actions for driving future growth and enhancing our profitability going forward. In the end, we expect our "Back to Basics" strategy to enable us to emerge from this pandemic as a stronger Company and more formidable competitor, allowing us to deliver on our long-term growth and financial targets.

INDUSTRY SHIFTS CREATING OPPORTUNITIES

Several industry-shifts that were well underway in recent years have been reinforced by the pandemic. The most apparent of them is casualization, which has been amplified by remote working conditions and healthier lifestyle trends. Further, our portfolio of basic apparel is well positioned to address increasing demand for comfort. In addition, private brands have also been gaining traction in recent years as customers and consumers begin favouring value and convenience – another trend heightened by the COVID-19 crisis.

From a supply chain perspective, many companies who source products are re-evaluating how they can increase flexibility and resilience to better balance their supply chains and address the risk of disruptions, exploring strategies like nearshoring or the forging of stronger partnerships. ESG issues are also becoming an increasingly important part of the decision-making process for consumers, business partners, and all stakeholders, with growing attention on traceability and social impact in the apparel industry.

We believe that these deep shifts will provide new opportunities for Gildan as our scale and capabilities allow us to execute on larger basic apparel programs: Our vertically-integrated and cost-effective global manufacturing operations offer a stable and transparent supply chain as well as proximity to our markets, and our Bangladesh hub – which is set for expansion – will facilitate servicing European and Asian markets and provide certain products in North America. Most importantly, and central to our vision of

7

2020 ANNUAL REPORT

2020 ANNUAL REPORT P R E S I D E N T & C E O ’ S M E S S A G E Making Apparel Better®, our strong ESG practices make us a manufacturing partner of choice for those who recognize the inherent link that environmental practices, social impact, and good governance has on strengthening Company resilience, sustainability, and financial performance in the long run. W E L L P O S I T I O N E D F O R T H E F U T U R E I am deeply proud of Gildan’s sharp and enduring response to COVID-19. Our dedicated teams and employees showed great collaboration in helping us protect the health and safety of our people, and they likewise showed relentless commitment to ensuring the positioning of our business. While I am extremely pleased by all the progress we made in spite of this pandemic year, I recognize that we must remain vigilant and agile as we face ongoing uncertainty. With that said, we are optimistic that our industry is on track to recovery, and as the environment returns to normalcy, we are well positioned to take advantage. At this time, I’d like to bid a heartfelt farewell to Mike Hoffman, our President of Sales, Marketing, and Distribution, who retired on February 28, 2021 after more than two decades at Gildan. Mike has played a key role in both the growth and success of our Company, delivering invaluable contributions during his career with us. Along with Mike, we also say goodbye to Bill Anderson. Bill delayed his planned retirement in 2020 to support the Board in providing strong direction and sound governance during the COVID-19 crisis. On behalf of the management team and everyone at Gildan, I thank both of you for all your years of service. Following Mike’s departure, Chuck Ward has stepped into the role of President of Sales, Marketing, and Distribution, and we have also elevated Arun Bajaj to Executive Vice President, Chief Human Resources Officer. I’m pleased to have them both as part of the Executive Committee to help us lead Gildan’s “Back to Basics” and long-term growth strategy. Finally, I would like to thank all of our dedicated employees for the great strength and determination they showed over the course of 2020. I would also like to thank our shareholders for the ongoing trust and confidence you place in us as we continue to move forward with conviction to deliver strong long-term value for all stakeholders. Sincerely, Glenn J. Chamandy President and CEO 8

FINANCIAL HIGHLIGHTS

FINANCIAL HIGHLIGHTS


NET SALES
2,585.1
2,750.8
2,908.6
2,823.9
1,981.3
2016
2017
2018
2019
2020
In U.S. $ millions


Diluted earnings per share
Adjusted diluted earnings per share(1)
DILUTED EARNINGS PER SHARE
1.47
1.51
1.61
1.72
1.66
1.86
1.27
1.66
-1.14
-0.18
2016
2017
2018
2019
2020
In U.S. $


ADJUSTED EBITDA(1)
523.8
586.1
595.1
548.1
165.1
2016
2017
2018
2019
2020
In U.S. $ millions


FREE CASH FLOW(1)
398.4
519.2
428.9
226.5
357.5
2016
2017
2018
2019
2020
In U.S. $ millions


CAPITAL EXPENDITURES
140.2
94.8
125.2
140.2
58.3
2016
2017
2018
2019
2020
In U.S. $ millions

[1]Please refer to "Definition and reconciliation of non-GAAP financial measures" in the 2020 Management's Discussion and Analysis.

Certain minor rounding variances exist between the consolidated financial statements and this summary

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2020 ANNUAL REPORT

(in U.S. $ millions, except per share data and ratios)	2020	2019	2018	2017	2016
STATEMENT OF EARNINGS					
Net sales	1,981.3	2,823.9	2,908.6	2,750.8	2,585.1
Adjusted EBITDA (1)	165.1	548.1	595.5	586.1	523.8
Gross profit	249.1	704.5	806.0	801.2	719.7
Adjusted gross profit (1)	305.7	759.5	806.0	801.2	719.7
Operating income (loss)	(180.8)	289.0	403.2	401.0	371.5
Adjusted operating income (1)	18.0	391.3	437.4	423.9	383.2
Net earnings (loss)	(225.3)	259.8	350.8	362.3	346.6
Diluted earnings (loss) per share	(1.14)	1.27	1.66	1.61	1.47
Adjusted net earnings (loss) (1)	(36.3)	339.6	393.1	386.9	356.3
Adjusted diluted earnings (loss) per share (1)	(0.18)	1.66	1.86	1.72	1.51
CASH FLOW					
Cash flow from operating activities	415.0	361.0	538.5	613.4	537.9
Capital expenditures	(58.3)	(140.2)	(125.2)	(94.8)	(140.2)
Free cash flow (1)	357.5	226.5	428.9	519.2	398.4
FINANCIAL POSITION					
Total assets	3,020.9	3,211.1	3,004.6	2,980.7	2,990.1
Net indebtedness (1)	577.2	862.4	622.3	577.2	561.8
Shareholders' equity	1,558.9	1,834.5	1,936.1	2,051.4	2,119.6
FINANCIAL RATIOS					
Gross margin (2)	12.6%	24.9%	27.7%	29.1%	27.8%
Adjusted gross margin (3)	15.3%	26.7%	27.7%	29.1%	27.8%
Operating margin (4)	-9.1%	10.2%	13.9%	14.6%	14.4%
Adjusted operating margin (5)	0.9%	13.8%	15.0%	15.4%	14.8%
Return on net assets (RONA) (1)	1.0%	13.3%	15.6%	14.9%	14.0%
Net debt to adjusted EBITDA (1)	3.5x	1.6x	1.0x	1.0x	1.0x

[1] Please refer to "Definition and reconciliation of non-GAAP financial measures" in the 2020 Management's Discussion and Analysis.
[2] Gross profit divided by net sales.
[3] Adjusted gross profit divided by net sales. For 2020 and 2019, adjusted gross margin is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Please refer to "Definition and reconciliation of non-GAAP financial measures" in the 2020 Management's Discussion and Analysis.
[4] Operating income divided by net sales.
[5] Adjusted operating income divided by net sales. For 2020 and 2019, adjusted operating margin is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Please refer to "Definition and reconciliation of non-GAAP financial measures" in the 2020 Management's Discussion and Analysis.

Certain minor rounding variances exist between the consolidated financial statements and this summary

FINANCIAL HIGHLIGHTS

10

2020 ANNUAL REPORT

CARING FOR OUR PEOPLE CONSERVING THE ENVIRONMENT CREATING STRONGER COMMUNITIES 2020 ANNUAL REPORT Aligned with our long-term growth strategy, our Genuine Responsibility® program sets a framework for managing Gildan’s business operations in all areas related to the integration of environment, social, and governance practices and policies with a focus on three central pillars: OUR ESG PROGRAMCORPORATE GOVERNANCE To ensure fair wages for our employees To operate safe and healthy work environments To provide personal and professional development opportunities To deliver attractive benefits tailored to community needs To ensure diversity, equity, and inclusion across the organization CARING FOR OUR PEOPLE CONSERVING THE ENVIRONMENT To minimize our waste To optimize our resources To do our part in addressing climate change To embed sustainable solutions across every aspect of our operations To continue making progress on our environmental targets CREATING STRONGER COMMUNITIES To generate positive social impacts across our supply chain To invest in sustainable development and local economies To support health and education To empower local organizations working to make a difference OUR CORE COMMITMENTS E S G GENUINE RESPONSIBILITY® Our Board of Directors, who provides independent oversight of our business, and our entire management team, are committed to ensuring ethical and responsible labour and environmental practices across our global supply chain through sound corporate governance. The role of the Board’s Corporate Governance and Social Responsibility Committee includes oversight of the following: Gildan’s ESG policies and practices Gildan’s ESG risks and opportunities Gildan’s public reporting on ESG policies and practices 11

OUR SDG FOCUS Our commitments and actions are presented in our most recent ESG Report available at: 2020 ANNUAL REPORT Developed over the last 15+ years, our ESG strategy focuses on the most material topics to our business and our stakeholders while also leveraging our strengths in support of human rights, climate change mitigation, as well as the United Nation’s (UN) Sustainable Development Goals (SDG). genuineresponsibility.com OUR STRATEGY RECOGNITIONS & PARTNERSHIPS We are in the process of developing our next generation of ESG strategies and goals, which we will communicate in 2021. E S G Listed 32nd on the Wall Street Journal’s top 100 Most Sustainably Managed Companies Included on Dow Jones Sustainability Index for eighth consecutive year Included on the Sustainability Yearbook for eighth consecutive year and recently recognized with Silver Class distinction in our 2021 inclusion 12 Recipient of the FUNDAHRSE CSR Seal awarded by the Foundation for Corporate Social Responsibility in Honduras (FUNDAHRSE) for thirteenth consecutive year 25th highest-ranked brand on the 2020 Fashion Transparency Index Received Leadership score of A- on CDP 2020 Scores for Corporate Transparency and Action on Climate Change for second consecutive year

13 O U R P R O D U C T S OUR PRODUCTS

2020 REPORT TO SHAREHOLDERS February 26, 2021

TABLE OF CONTENTS MANAGEMENT’S DISCUSSION AND ANALYSIS 1 PREFACE P. 3 2 CAUTION REGARDING FORWARD-LOOKING STATEMENTS P. 3 3 OUR BUSINESS P. 5 3.1 Overview 3.2 Our operations 3.3 Competitive environment 4 STRATEGY AND OBJECTIVES P. 10 5 OPERATING RESULTS P. 12 5.1 Overview 5.2 Non-GAAP financial measures 5.3 Selected annual information 5.4 Consolidated operating review 5.5 Summary of quarterly results 5.6 Fourth quarter operating results 6 FINANCIAL CONDITION P. 22 7 CASH FLOWS P. 24 8 LIQUIDITY AND CAPITAL RESOURCES P. 26 9 LEGAL PROCEEDINGS P. 30 10 OUTLOOK P. 30 11 FINANCIAL RISK MANAGEMENT P. 31 12 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS P. 38 13 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED P. 40 14 DISCLOSURE CONTROLS AND PROCEDURES P. 42 15 INTERNAL CONTROL OVER FINANCIAL REPORTING P. 42 16 RISKS AND UNCERTAINTIES P. 43 17 DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES P. 54 MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING P. 60 AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS P. 66 NOTES TO AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS P. 70

1.0 PREFACE In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries. This MD&A comments on our operations, financial performance and financial condition as at and for the years ended January 3, 2021 and December 29, 2019. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties, and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read in conjunction with Gildan’s audited annual consolidated financial statements for the year ended January 3, 2021 and the related notes. In preparing this MD&A, we have taken into account all information available to us up to February 26, 2021, the date of this MD&A. The audited annual consolidated financial statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on February 24, 2021. All financial information contained in this MD&A and in the audited annual consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A. Additional information about Gildan, including our 2020 Annual Information Form, is available on our website at www.gildancorp.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov. 2.0 CAUTION REGARDING FORWARD-LOOKING STATEMENTS Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Our business”, “Strategy and objectives”, "Operating results", “Liquidity and capital resources - Long-term debt and net indebtedness”, “Outlook”, "Financial risk management", and "Risk and uncertainties" contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of this MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document. Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to: • the magnitude and length of economic disruption as a result of the worldwide coronavirus (COVID-19) pandemic, including the scope and duration of government mandated general, partial, or targeted private sector shutdowns, travel restrictions, and social distancing measures; • changes in general economic and financial conditions globally or in one or more of the markets we serve, including the severity and duration of the economic slowdown and recessions following the COVID-19 pandemic; • our ability to implement our growth strategies and plans; • our ability to successfully integrate acquisitions and realize expected benefits and synergies; • the intensity of competitive activity and our ability to compete effectively; • our reliance on a small number of significant customers; • the fact that our customers do not commit to minimum quantity purchases; • our ability to anticipate, identify, or react to changes in consumer preferences and trends; • our ability to manage production and inventory levels effectively in relation to changes in customer demand; MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 3

• fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals; • our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods; • the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production; • disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events; • the impacts of the COVID-19 pandemic on our business and financial performance and consequently on our ability to comply with the financial covenants under our debt agreements; • compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti- corruption, and other laws and regulations in the jurisdictions in which we operate; • the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder; • factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties; • changes to and failure to comply with consumer product safety laws and regulations; • changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations; • negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors; • changes in third-party licensing arrangements and licensed brands; • our ability to protect our intellectual property rights; • operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems; • an actual or perceived breach of data security; • our reliance on key management and our ability to attract and/or retain key personnel; • changes in accounting policies and estimates; and • exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices. These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them. There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 4

3.0 OUR BUSINESS COVID-19-related impacts and Back to Basics initiatives On March 11, 2020, the World Health Organization declared the novel COVID-19 coronavirus as a pandemic. In order to limit the spread of the virus, governments and public health organizations around the world implemented various containment measures such as travel restrictions, mandated business closures, including retail stores and manufacturing operations, limits on public and private gatherings, and advised or required physical and social distancing measures. The impact of these restrictions and other factors led to a sharp decline in global economic activity. Debt and equity capital markets worldwide experienced significant volatility and weakness, and governments and central banks reacted with significant monetary and fiscal interventions to stabilize economic conditions. Consequently, starting in the second half of March 2020, the resulting economic impact of global measures to curtail the pandemic began to significantly negatively affect our business and results of operations. This resulted in a major reduction in sales for both our imprintables and retail channels. In addition, we incurred costs associated with the temporary shutdown of our global manufacturing operations and other COVID-related costs, as well as charges related to our Back to Basics initiatives in order to further reduce our cost base and strengthen our level of financial flexibility as we navigated through the impacts of the pandemic. As a result, the Company reported a significant earnings loss for fiscal 2020, particularly in the first half of the year, due to charges related to these actions and other COVID-19-related impacts. A detailed discussion of the economic impact of the COVID-19 pandemic on our business operations and financial results for 2020 is contained under Section 5 entitled “Operating Results” in this MD&A. From the onset of the COVID-19 pandemic our priority was the health and safety of our employees, customers, suppliers, and other partners. In this regard, we took several actions to safeguard our stakeholders, while at the same time ensuring the continuity of the business. Concurrent with global government mandated private sector shut downs, we began to close our manufacturing facilities starting on March 17, 2020, to ensure the safety of our employees and align our operations and inventory levels with the demand environment. Our sales were most negatively impacted during the second quarter of 2020 at the height of restrictions, down more than 70% compared to the prior year quarter due to the meaningful downturn in demand and customers reducing their inventory levels, particularly in the Company’s imprintables sales channels. As governments in North America and other regions of the world began easing restrictions in the latter part of the second quarter, we started to see some economic recovery and sell-through trends for our products started to rebound and continued to improve through the course of the year. We restarted production at our facilities towards the end of the second quarter with stringent safety protocols to protect our employees and progressively increased operating levels across our global manufacturing network in line with improving demand. However, we experienced production disruption at our Central American hub during the fourth quarter of 2020 as a result of the impact of two major hurricanes that affected the region in November. Facilities in certain locations were closed through November and part of December before we started to reopen and ramp back production. While our manufacturing was impacted both by the pandemic and the hurricanes during 2020, our distribution centres continued to be operational through the course of the year with capacity levels adjusted in line with demand. From a liquidity perspective, we took swift and prudent measures to preserve cash and pre-emptively ensure that we were well-positioned to manage through the evolving COVID-related environment by deferring non-critical capital spend and discretionary expenses, securing an additional $400 million of long-term debt, and negotiating a 12-month covenant amendment to our existing credit agreements providing increased financial flexibility through the first quarter of 2021. Given the severity of the crisis and the uncertain economic outlook, in March 2020 the Company also suspended share repurchases and its quarterly cash dividend, starting for the first quarter of 2020. Due to actions undertaken during 2020, including generating strong free cash flow of $358 million, the Company ended 2020 with a strong available liquidity position of $1.56 billion as described in section 11.2 of this MD&A. While we remain committed in the longer-term to returning capital to shareholders through the payment of dividends and share repurchase programs, the Company's priority remains to position its external net debt leverage ratio within its historical target range of one to two times net debt to adjusted trailing twelve months EBITDA. As such, once we achieve this level we expect that our Board will review capital return policies. The Company also implemented various workforce actions during 2020, including temporary pay reductions affecting our Board of Directors and senior management and staff teams, as well as employee furloughs. In addition, further cost measures were taken through workforce reductions affecting approximately 6,000 manufacturing employees and approximately 380 of our selling, general and administrative (SG&A) employee base. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 5

While efforts related to our Back to Basics strategy to simplify and optimize our business operations positioned us well operationally and financially as we entered the COVID-19 crisis, starting in the second quarter we accelerated a number of Back to Basics initiatives to further reduce our cost base and strengthen our level of financial flexibility to navigate through the pandemic. These actions included changes to our pricing, additional stock-keeping unit (SKU) rationalization of our imprintables and retail product offerings, the closure of a yarn-spinning facility, as well as headcount reductions as previously discussed. A detailed discussion of the impact of these actions on the Company's financial results for fiscal 2020 is contained under Section 5 entitled “Operating Results” in this MD&A. Notwithstanding the positive impact of these actions and the level of economic recovery observed so far, we remain cautious about the outlook given the evolution of the COVID-19 pandemic and ongoing restrictions on social gatherings. Further, while our supply chain is stable and we are ramping production back up from the fourth quarter hurricane impacts, the risk of COVID-19 disruption remains. However, we believe that the progress we have made in driving our Back to Basics strategy will continue to strengthen our financial and operational flexibility. The current and potential impacts of the COVID-19 pandemic on the Company’s liquidity, credit, and other risks are described in the “Financial risk management” and “Risk and uncertainties” sections of this MD&A. 3.1 Overview Gildan is a leading vertically integrated manufacturer of everyday basic apparel, including activewear, underwear, and hosiery products. Our products are sold to wholesale distributors, screenprinters or embellishers in North America, Europe, Asia-Pacific and Latin America, as well as to retailers in North America, including mass merchants, department stores, national chains, specialty retailers, craft stores, and on-line retailers that sell directly to consumers through their physical stores and/or e-commerce platforms. We also manufacture products for global lifestyle brand companies who market these products under their own brands through their own retail establishments, e-commerce platforms, and/or to third-party retailers. Manufacturing and operating as a socially responsible producer are at the heart of what we do. More than 90% of our sales are derived from products we manufacture ourselves. Since the Company’s formation, we have made significant capital investments in developing and operating our own large-scale, vertically integrated manufacturing facilities, including yarn production, textile and sock manufacturing, as well as sewing operations, controlling all aspects of the production process from start to finish for the garments we produce. We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities, the level of vertical-integration of our supply chain and the above industry average capital investments that we have made over the years differentiate us from our competition who are not as vertically integrated and may rely more heavily on third-party suppliers. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes, efficiency levels, costs and product quality, as well as to provide reliable service with short production/delivery cycle times. In addition, running our own operations allows us to achieve adherence to high standards for environmental and social responsibility practices employed throughout our supply chain. 3.2 Our Operations 3.2.1 Brands, Products, and Customers The products we manufacture and sell are marketed under our Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Prim + Preux®, GoldToe®, Anvil® by Gildan®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus®, Peds® and MediPeds®. Through a sock licensing agreement providing us exclusive distribution rights in the United States and Canada, we also sell socks under the Under Armour® brand. In addition, we manufacture for and supply products to select leading global athletic and lifestyle brands, as well as to certain retail customers who market these products under their own brands. Our primary product categories include activewear tops and bottoms (activewear), socks (hosiery), and underwear. Some of our brands also extend to other categories such as intimates, sheer hosiery and shapewear, which are sourced through third-party suppliers. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 6

MANAGEMENT'S DISCUSSION AND ANALYSIS

We sell our activewear products primarily in "blank" or undecorated form, without imprints or embellishment. The majority of our activewear sales are currently derived from activewear sold to wholesale distributors in the imprintables channels in North America and internationally. These wholesale distributors then sell the blank garments to screenprinters/ embellishers who decorate the products with designs and logos, and who in turn sell the embellished/imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. The activewear products have diverse applications, such as serving as work or school uniforms or athletic team wear or simply conveying individual, group, and team identity. We also sell activewear products in blank form to various retailers, in addition to underwear and socks for men, ladies, and kids, as well as other hosiery products such as pantyhose and leggings. These retailers include mass merchants, department stores, national chains, sports specialty stores, craft stores, food and drug retailers, dollar stores, and price clubs, all of which sell to consumers through their brick and mortar outlets and/or their e-commerce platforms. Additionally, we sell to pure-play online retailers who sell to consumers. We also manufacture for and sell to select leading global athletic and lifestyle consumer brand companies who distribute these products within the retail channel through their own retail establishments, e-commerce platforms, and/or to third-party retailers.

The following table summarizes our product offering under Company and licensed brands:

Primary product categories	Product-line details	Brands
Activewear	T-shirts, fleece tops and bottoms, and sport shirts	Gildan®, Gildan Performance®, Gildan® Hammer™, Comfort Colors®, American Apparel®, Anvil® by Gildan®, Alstyle®, Prim + Preux®, GoldToe®
Hosiery	athletic, dress, casual and workwear socks, liner socks, socks for therapeutic purposes[(3)], sheer panty hose[(4)], tights[(4)], and leggings[(4)]	Gildan®, Under Armour®[(1)], GoldToe®, PowerSox®, GT a GoldToe Brand®, Silver Toe®, Signature Gold by Goldtoe®, Peds®, MediPeds®, Kushyfoot®[(2)], Therapy Plus®, All Pro®, Secret®[(2)], Silks®[(2)], Secret Silky®, American Apparel®
Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Gildan Platinum®
Intimates	ladies' shapewear, intimates, and accessories	Secret®[(2)], Secret Silky®

(1) Under license agreement for socks only - with exclusive distribution rights in the U.S. and Canada.
(2) Kushyfoot® is a registered trademark in the U.S., Secret® and Silks® are registered trademarks in Canada.
(3) Applicable only to Therapy Plus® and MediPeds®.
(4) Applicable only to Secret®, Silks®, Secret Silky®, and Peds®.

3.2.2 Manufacturing

The vast majority of our products are manufactured in facilities that we own and operate. To a much lesser extent, we also use third-party contractors to supplement certain product requirements. Our vertically integrated operations range from start to finish of the garment production process and include capital-intensive yarn-spinning, textile and sock manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in four main hubs, specifically in the United States, Central America, the Caribbean, and Bangladesh. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Central America, in Honduras.

In order to support further sales growth, continue to drive an efficient and competitive cost structure and enhance geographic diversification in our supply chain, we are expanding manufacturing capacity in some regions, while consolidating some of our higher-cost operations in other regions. Specifically, by the end of the first quarter of 2020, we had ramped down production and closed our textile and sewing operations in Mexico and started the process of relocating the equipment from these facilities to our operations within our global manufacturing network. Further, our plans include a significant expansion in manufacturing capacity in Bangladesh. In 2019, we purchased land, in close proximity to our existing facility in Bangladesh, which is intended to be used for the development of a large multi-plant manufacturing complex expected to house two large textile facilities and related sewing operations. The incremental capacity is expected to service international markets and support other key sales growth drivers. In light of the pandemic and its related impact on global economic activity, including our own business, we temporarily deferred non-critical capital investments during 2020 and delayed major spending towards manufacturing expansion, including the first phase of our Bangladesh project. The Company expects to resume plans for capital investment in this regard during 2021.

GILDAN 2020 REPORT TO SHAREHOLDERS 7

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table provides a summary of our primary manufacturing operations by geographic area:

	United States	Central America	Caribbean Basin	Asia
Yarn-spinning facilities[(1)]: conversion of cotton, polyester and other fibres into yarn	■ Clarkton, NC ■ Cedartown, GA ■ Salisbury, NC (2 facilities) ■ Mocksville, NC ■ Eden, NC			
Textile facilities: knitting yarn into fabric, dyeing and cutting fabric		■ Honduras (4 facilities)	■ Dominican Republic	■ Bangladesh
Sewing facilities[(2)]: assembly and sewing of cut goods		■ Honduras (3 facilities) ■ Nicaragua (3 facilities)	■ Dominican Republic (2 facilities)	■ Bangladesh
Garment-dyeing[(3)]: pigment dyeing or reactive dyeing process		■ Honduras		
Hosiery manufacturing facilities: conversion of yarn into finished socks		■ Honduras		

(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in the U.S., to satisfy the remainder of our yarn needs.
(2) Although the majority of our sewing facilities are Company-operated, we also use the services of third-party sewing contractors, primarily in Haiti, and other regions in Central America, to satisfy the remainder of our sewing requirements.
(3) Garment dyeing is a feature of our Comfort Colors® products only, which involves a different dyeing process than how we typically dye the majority of our products at our textile facilities. Our garment dyeing operations are located in our Rio Nance 3 facility in Honduras.

3.2.3 Genuine Responsibility®

Embedded in our long-term vision of 'Making Apparel Better®' is our commitment to operating responsibly and integrating sustainability into our business practices. This is rooted in the Company's culture and has always been a key part of our business strategy and an important element of our success. Making Apparel Better® isn't just about the quality of our products, it refers to every aspect of how we do business, including all interactions we have with our stakeholders; from employees, customers, and shareholders, to the communities and environments touched by our operations. It demonstrates our goal of doing business in the best possible way, with responsibility and integrity at our core, so that we can create value in everything that we do.

As one of the most vertically integrated manufacturers in the apparel industry, producing more than 90% of the products we sell in our owned and/or Company-operated facilities, we have the advantage of exercising direct control on how we operate and in driving our environmental, social and governance (ESG) practices consistently across our operations. Over the past two decades, we have developed our Genuine Responsibility® Corporate Responsibility program, incorporating industry-leading guidelines to govern our business activities and operations, and to provide a framework for responsible labour practices, sustainability programs, and social initiatives. Our program is centered around three fundamental priorities, namely 'Caring for our People', 'Conserving the Environment', and 'Creating Stronger Communities'.

We are committed to empowering our people through training and development programs and providing industry leading working conditions and labour practices at each of our worldwide locations by creating a safe and ergonomic workplace, respecting freedom of association, empowering women at work, and providing competitive compensation and other benefits. Our efforts around conserving the environment and addressing climate change include investing and implementing innovative solutions that reduce the environmental impact of our operations and products throughout our supply chain, including responsibly managing water usage, wastewater, energy, carbon emissions, and solid waste. We also strive to create stronger communities in all regions where we operate by investing in local economic development and promoting and providing support for education, active living, entrepreneurship, and environmental stewardship initiatives.

The Company's Genuine Responsibility® program is overseen at the corporate head office, and the execution of the program is managed by dedicated teams of skilled professionals located in the regions where we operate who report to the Vice President of Corporate Citizenship. Understanding the important role that good governance plays in ensuring sound practices and transparent reporting, our Board of Directors' Corporate Governance and Social Responsibility Committee, composed of independent directors, has the specific responsibility of overseeing Gildan's policies and practices in areas relevant to the environment, labour and human rights, health and safety, and other sustainability issues,

GILDAN 2020 REPORT TO SHAREHOLDERS 8

including community engagement and stakeholder relations. Our management team provides a comprehensive report on corporate social responsibility and environmental matters to the Corporate Governance and Social Responsibility Committee at each of its quarterly meetings, highlighting key developments, issues, and risks in these areas. We are proud of our accomplishments in the area of environmental, social and governance (ESG) practices. Below are some of our ESG highlights from 2020: • Publication of our 16th annual ESG Report • 8th consecutive year of inclusion on the Dow Jones Sustainability Indices (DJSI), the only apparel manufacturer to be included in the DJSI North American index • 2nd consecutive year to place within the leadership band of CDP's 2020 Climate Change Report with a score of A-, well above the apparel sector average of C • 13th consecutive Corporate Social Responsibility (CSR) Seal from the Fundación Hondureña de Responsabilidad Social Empresarial (FUNDAHRSE) for the Company’s ESG work in Honduras • Recognized in the Wall Street Journal’s new ranking of the Top 100 Most Sustainably Managed Companies, ranking 32nd overall and claiming second place among only three apparel companies included • Temporarily moved some of our manufacturing towards the production of personal protective equipment (PPE), including masks and gowns to support government requests and shortages experienced during the pandemic • In the wake of the aftermath of hurricanes Eta and Iota that impacted Central America we provided humanitarian aid to support employees and community members recover and rebuild, donating clothing, masks, emergency basic needs kits, and helping find shelter for those displaced from their homes • Received “Silver Class” distinction in The Sustainability Yearbook 2021 We remain committed to furthering our efforts in the areas we have outlined as part of our Genuine Responsibility® program. Please visit www.genuineresponsibility.com for more information on our program and a more detailed discussion of our 2020 accomplishments in ESG. 3.2.4 Sales, marketing, and distribution Our global sales and marketing office is located in Christ Church, Barbados, out of which we have established customer- related functions, including sales management, marketing, customer service, credit management, sales forecasting, and production planning, as well as inventory control and logistics. We also maintain sales support offices in the U.S. We have established extensive distribution operations primarily through internally managed and operated distribution centres. We distribute our products primarily out of large Company-operated U.S. distribution centres and smaller facilities in the U.S., as well as out of our Company-owned distribution facility in Honduras. To supplement some of our distribution needs, we also use third-party warehouses in North America, Europe, and Asia. 3.2.5 Employees and corporate office During 2020, we continued to manage and align our operations with the evolving demand environment and in relation to our Back to Basics strategy, while taking into consideration the uncertainty related to the ultimate impact of the pandemic and the pace at which global economies would recover. Consequently, in 2020 we reduced our overall manufacturing workforce by approximately 6,000 employees and our SG&A workforce by approximately 380 employees. We currently employ over 44,000 employees worldwide. Our corporate head office is located in Montreal, Canada. 3.3 Competitive environment The basic apparel market for our products is highly competitive and continuously evolving. Changing market dynamics, such as the growth of online shopping, declining store traffic trends, as well as retailer closures and consolidation, are intensifying competition. Competition is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. We compete on these factors by leveraging our competitive strengths, including our strategically located vertically integrated manufacturing supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. We believe our manufacturing skill set, together with our large-scale, low-cost vertically-integrated supply chain infrastructure that we have developed and in which we have made significant capital investments over time, are key competitive strengths and differentiators from our competition. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 9

We face competition from large and smaller U.S.-based and foreign manufacturers or suppliers of basic family apparel. Among the larger competing North American-based manufacturers are Hanesbrands Inc., as well as Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc. which competes through its own brand offerings and those of its subsidiary, Russell Corporation. These companies manufacture out of some of the same geographies as Gildan and compete primarily within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks and underwear, our competitors also include Renfro Corporation, Jockey International, Inc., and Kayser Roth Corporation. In addition, we compete with smaller U.S.-based companies selling to or operating as wholesale distributors of imprintable activewear products, including Next Level Apparel, Color Image Apparel, Inc. (owner of the Bella + Canvas brand), and Delta Apparel Inc., as well as Central American and Mexican manufacturers that supply products in the imprintables channel. Competing brands also include various private label brands controlled and sold by many of our customers, including wholesale distributors within the imprintables channel and retailers. In recent years, we have seen an increase in private label offerings, particularly within the mass retail channel, replacing branded offerings. While private brands may compete against our own brands, the shift to private brand offerings by retailers is also presenting the Company with revenue-generating opportunities, as these retailers seek strategic suppliers with the type of manufacturing capabilities that we can provide to support their offerings. 4.0 STRATEGY AND OBJECTIVES We execute our strategy by leveraging our competitive strengths, including our manufacturing excellence, our large-scale, low-cost vertically integrated supply chain, our reputation for leading sustainable and ethical practices, our strong brands and long-standing customer relationships, as well as the talent of our people. "Back to Basics" strategy Over the last three years, we have been executing on initiatives tied to our “Back to Basics” strategy to simplify our business and optimize operations by removing complexity that had built up into our business over the years from acquisitions and other actions. We started to execute on elements of this strategy early in 2018 when we realigned our organizational structure and consolidated our business segments into one front-end organization, streamlining administrative, marketing, and merchandising functions and consolidating certain warehouse distribution activities and have continued to execute on other optimization initiatives over the last two years. Key elements of our Back to Basics strategy include: i) simplifying our product portfolio and rationalizing less productive styles or SKUs; ii) driving manufacturing cost advantage and flexibility by enhancing and optimizing our production capabilities through the consolidation of higher-cost textile, sock, and sewing operations within our existing manufacturing base; and iii) optimizing our distribution network and infrastructure by leveraging our imprintables distributor network, including exiting ship-to-the- piece activities, as well as leveraging the distribution capabilities of our retail and e-commerce partners. The main objective of our Back to Basics strategy is to bring renewed focus on what we do best. The strategy is also focused on leveraging our core competencies to drive our four main strategic growth drivers, higher margins and higher return on net assets. 4.1 North American imprintable brands Several trends in imprintables are contributing positively to overall growth prospects, including the arrival of online players offering custom printed products and making decorated apparel more accessible to consumers and small businesses. Furthermore, advancements in digital printing in terms of speed, affordability, and quality, as well as reduced barriers to entry as a result of lower set-up costs compared to traditional screenprinting, have created new opportunities for decorators and online players. In the North American imprintables channel, the Company historically focused on the basics category of activewear products, manufactured primarily from open-end cotton yarn and tubular manufacturing production, and over the years gained significant share with the Gildan® brand becoming the leader in this category. By executing on elements of the Company’s Back to Basics strategy, including simplifying its SKU base, exiting-ship-to-the-piece business and focusing on leveraging its distributor network, the Company expects to be able to enhance service capabilities and further solidify its competitive positioning as it leverages its cost structure. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 10

In more recent years, we have seen an acceleration of demand for softer and lighter fabrics, often referred to as fashion basics products, which are essentially basics products manufactured with higher quality ring-spun cotton yarns and/or blended yarn fibres, with some styles featuring more fitted silhouettes, side-seam stitching, and stretch attributes. Although we have historically focused on growing and maintaining our leadership in the basics category, over the last few years, we have positioned ourselves to compete and gain share in this growing category of imprintables. We invested in developing our own yarn-spinning manufacturing facilities, thereby securing our own cost-effective ring-spun yarn supply, and we have invested in textile manufacturing equipment geared towards some of our fashion basics products. We also developed and acquired brands which we believe are well positioned to drive growth in this category. These brands include Gildan® Softstyle®, Gildan® Hammer™, Anvil® by Gildan®, American Apparel®, and the Gildan Performance® brand featuring products with moisture wicking and anti-microbial properties. We also offer garment-dyed activewear products through our Comfort Colors® brand. With a comprehensive portfolio, covering a wide range of fabrications, weights, and styles at different price points, supported by cost-effective manufacturing operations, including yarn capabilities, we believe we are well positioned to drive market leadership in higher value ring-spun products, reinforce our core brands, and grow in under-penetrated categories. 4.2 Retail brands Gildan’s retail brands, including Gildan®, American Apparel®, GoldToe®, Peds®, Secret® and related brand extensions, as well as Under Armour®, a licensed brand for socks, are well established within the retail channel, with presence in both brick and mortar stores and online platforms. E-commerce is increasingly gaining share in the retail industry and we recognize that there is opportunity to grow our brand presence online. We are targeting to grow the sales of our brands with retailers, focusing on customers with omni-channel presence. Under our Back to Basics strategy we are focusing on our core competencies, offering our customers large-scale reliable manufacturing for high quality products at attractive prices while we seek to leverage the reach and strength of our customers' sales platforms. 4.3 Private brands In recent years, we have seen a resurgence of private label brands by traditional retailers trying to differentiate their offering and enhance profitability. While we continue to pursue sales growth with our own brands, in light of the rising trend of retailers shifting focus to proprietary private label brands, particularly mass merchants, we recognize our strong positioning to supply large retailers who are seeking low-cost, large-scale reliable manufacturers to support their private label programs. We intend to pursue private label programs aligned with our operational and financial criteria, including product and SKU complexity and size of program, and financial return targets, among other considerations. We have also developed strong relationships with and are targeting to grow our sales as a supply chain partner to select leading global athletic and lifestyle brands for which we manufacture products but against which our brands do not compete directly. These customers market their brands through their own retail stores, online, and/or in other retailer outlets. We believe we are well positioned to service global brands that are increasingly looking to source from manufacturers that meet rigorous quality and social compliance criteria and are strategically located in the Western Hemisphere. Additionally, the majority of our sales to global lifestyle brands is primarily derived from the sale of activewear products. In recent years, we have expanded to also selling sock products to one of our global brand customers. We believe there is an opportunity to leverage our relationships with these customers to continue to grow our sales in activewear and expand into the other product categories we manufacture, such as socks and underwear. 4.4 International markets We are pursuing further growth within the imprintables channels of international markets, focusing on Europe, Asia- Pacific, and Latin America, where we estimate the addressable market opportunity in aggregate to be large. We have plans to expand our manufacturing capacity in Bangladesh to support further penetration in these markets where our growth has been somewhat restricted by capacity availability. We believe the expansion of manufacturing capabilities in Bangladesh, with the development of a large multi-plant manufacturing complex, will enhance our positioning to service international markets and support other key sales growth drivers. The planned new capacity from Bangladesh is expected to allow us to fully service the European and Asian markets from Bangladesh and free up capacity in Central America, which is currently used to support some of our requirements for the European market. In expanding manufacturing capacity in support of driving international imprintables growth, we also intend to leverage the breadth of our core North American product line to further develop and broaden our international product offering and enhance the profitability mix of our international sales. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 11

5.0 OPERATING RESULTS 5.1 Overview This MD&A comments on our operations, financial performance, and financial condition as at and for the fiscal year ended January 3, 2021 (fiscal 2020) and the fiscal year ended December 29, 2019 (fiscal 2019). 5.2 Non-GAAP financial measures We use non-GAAP financial measures (non-GAAP measures) to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. In this MD&A, we use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, adjusted gross profit, adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted EBITDA, free cash flow, total indebtedness and net indebtedness, net debt leverage ratio, and return on net assets (RONA) to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and financial performance. We refer the reader to section 17.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 12

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.3 Selected annual information

(in $ millions, except per share amounts or otherwise indicated)	2020	2019	2018	Variation 2020-2019 $	Variation 2020-2019 %	Variation 2019-2018 $	Variation 2019-2018 %
Net sales	**1,981.3**	2,823.9	2,908.6	**(842.6)**	**(29.8)%**	(84.7)	(2.9)%
Gross profit	**249.1**	704.5	806.0	**(455.4)**	**(64.6)%**	(101.5)	(12.6)%
Adjusted gross profit[(1)]	**305.7**	759.5	806.0	**(453.8)**	**(59.7)%**	(46.5)	(5.8)%
SG&A expenses	**272.3**	340.5	364.9	**(68.2)**	**(20.0)%**	(24.4)	(6.7)%
Impairment of trade accounts receivable	**15.5**	27.7	3.6	**(12.2)**	**(44.0)%**	24.1	n.m.
Restructuring and acquisition-related costs	**48.2**	47.3	34.2	**0.9**	**1.9 %**	13.1	38.3 %
Impairment of goodwill and intangible assets	**94.0**	—	—	**94.0**	**n.m.**	—	n.m.
Operating income (loss)	**(180.8)**	289.0	403.2	**(469.8)**	**n.m.**	(114.2)	(28.3)%
Adjusted operating income[(1)]	**18.0**	391.3	437.4	**(373.3)**	**(95.4)%**	(46.1)	(10.5)%
Adjusted EBITDA[(1)]	**165.1**	548.1	595.5	**(383.0)**	**(69.9)%**	(47.4)	(8.0)%
Financial expenses	**48.5**	39.2	31.0	**9.3**	**23.7 %**	8.2	26.5 %
Income tax (recovery) expense	**(4.1)**	(10.0)	21.4	**5.9**	**(59.0)%**	(31.4)	n.m.
Net earnings (loss)	**(225.3)**	259.8	350.8	**(485.1)**	**n.m.**	(91.0)	(25.9)%
Adjusted net earnings (loss)[(1)]	**(36.3)**	339.6	393.1	**(375.9)**	**n.m.**	(53.5)	(13.6)%
Basic EPS	**(1.14)**	1.27	1.66	**(2.41)**	**n.m.**	(0.39)	(23.5)%
Diluted EPS	**(1.14)**	1.27	1.66	**(2.41)**	**n.m.**	(0.39)	(23.5)%
Adjusted diluted EPS[(1)]	**(0.18)**	1.66	1.86	**(1.84)**	**n.m.**	(0.20)	(10.8)%
Gross margin	**12.6 %**	24.9 %	27.7 %	**n/a**	**(12.3) pp**	n/a	(2.8) pp
Adjusted gross margin[(1)]	**15.3 %**	26.7 %	27.7 %	**n/a**	**(11.4) pp**	n/a	(1.0) pp
SG&A expenses as a percentage of sales	**13.7 %**	12.1 %	12.5 %	**n/a**	**1.6 pp**	n/a	(0.4) pp
Operating margin	**(9.1)%**	10.2 %	13.9 %	**n/a**	**(19.3) pp**	n/a	(3.7) pp
Adjusted operating margin[(1)]	**0.9 %**	13.8 %	15.0 %	**n/a**	**(12.9) pp**	n/a	(1.2) pp
Total assets	**3,020.9**	3,211.1	3,004.6	**(190.2)**	**(5.9)%**	206.5	6.9 %
Total non-current financial liabilities	**1,000.0**	845.0	669.0	**155.0**	**18.3 %**	176.0	26.3 %
Net indebtedness[(1)]	**577.2**	862.4	622.3	**(285.2)**	**(33.1)%**	240.1	38.6 %
Diluted weighted average number of common shares outstanding (in '000s)	**198,361**	204,609	211,708	**n.m.**	**n.m.**	n.m.	n.m.
Return on net assets (RONA)[(1)]	**1.0 %**	13.3 %	15.6 %	**n/a**	**(12.3) pp**	n/a	(2.3) pp
Annual cash dividends declared per common share	**0.154**	0.536	0.448	**(0.382)**	**(71.3)%**	0.088	19.6 %
Net debt leverage ratio[(1)]	**3.5**	1.6	1.0	**n/a**	**n/a**	n/a	n/a

n.m. = not meaningful
n/a = not applicable
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2020 REPORT TO SHAREHOLDERS 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4 Consolidated operating review

5.4.1 Net sales

(in $ millions, or otherwise indicated)	**2020**	2019	2018	**Variation 2020-2019** $	**Variation 2020-2019** %	Variation 2019-2018 $	Variation 2019-2018 %
Activewear	**1,498.4**	2,261.9	2,321.4	**(763.5)**	**(33.8)%**	(59.5)	(2.6)%
Hosiery and underwear(1)	**482.9**	562.0	587.2	**(79.1)**	**(14.1)%**	(25.2)	(4.3)%
Total net sales	**1,981.3**	2,823.9	2,908.6	**(842.6)**	**(29.8)%**	(84.7)	(2.9)%

(1) Also includes intimates and other fringe products.

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2020 compared to fiscal 2019

The 29.8% net sales decline for fiscal 2020 reflected decreases of 33.8% in activewear and 14.1% in the hosiery and underwear category compared to 2019. The overall net sales decline in fiscal 2020 was largely volume-driven as a result of the significant adverse impact that the global COVID-19 pandemic has had on economic activity worldwide. The decrease in activewear sales was mainly attributable to lower unit sales due to the demand downturn combined with the impact of distributor inventory de-stocking in imprintables, unfavourable product-mix, and the impact of more aggressive pricing action taken in imprintables during the year primarily through promotional discounting. The overall sales decline in the hosiery and underwear category in fiscal 2020 also reflected the COVID-related impact on demand in retail channels of distribution, specifically lower demand in socks, partly offset by a 27.7% increase in underwear sales primarily driven by strong growth of private brand men's underwear products.

Fiscal 2019 compared to fiscal 2018

The 2.9% net sales decline for the year ended December 29, 2019 was due to a 2.6% decrease in activewear sales and a 4.3% decline in the hosiery and underwear category compared to the prior year. The decrease in activewear sales for the fiscal 2019 was mainly driven by lower unit sales volumes in the imprintables channel both in North America and internationally, partly offset by higher sales of activewear in the retail channel, including private brands and strong sales in the craft channel, as well as favourable product-mix and higher net selling prices. Sales in the hosiery and underwear category were down $25.2 million over the prior year, as strong double-digit underwear sales growth driven by our new private brand men's underwear program in mass, which also contributed to a favourable product-mix, was more than offset by lower unit sales of socks, including the impact of the exit of a sock program in the dollar channel.

5.4.2 Gross profit/margin and adjusted gross profit/margin

(in $ millions, or otherwise indicated)	**2020**	2019	2018	**Variation 2020-2019**	Variation 2019-2018
Gross profit	**249.1**	704.5	806.0	**(455.4)**	(101.5)
Adjustment for:					
Impact of strategic product line initiatives(1)	**60.0**	55.0	—	**5.0**	55.0
Discontinuance of PPE SKUs(1)	**6.2**	—	—	**6.2**	—
Net insurance gains(1)	**(9.6)**	—	—	**(9.6)**	—
Adjusted gross profit(1)	**305.7**	759.5	806.0	**(453.8)**	(46.5)
Gross margin	**12.6 %**	24.9 %	27.7 %	**(12.3) pp**	(2.8) pp
Adjusted gross margin(1)	**15.3 %**	26.7 %	27.7 %	**(11.4) pp**	(1.0) pp

(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Gross profit is the result of our net sales less cost of sales. Gross margin reflects gross profit as a percentage of sales. Our cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the costs of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties, as well as net insurance gains as described in note 16c to the audited consolidated financial statements as at and for the year ended January 3, 2021. Our reporting of gross profit and gross margin may not be comparable to these metrics as reported by other companies, since some entities include warehousing and handling costs and/or exclude depreciation expense, outbound freight to customers, and royalty costs from cost of sales.

GILDAN 2020 REPORT TO SHAREHOLDERS 14

MANAGEMENT'S DISCUSSION AND ANALYSIS

Fiscal 2020 compared to fiscal 2019

The $455.4 million decrease in gross profit over the prior year reflects the significant decrease in net sales and a 12.3 percentage point decline in gross margin, which were both due to the impact of the global economic downturn that transpired from the effects of the COVID-19 pandemic which negatively impacted both sales and cost of sales. The gross margin decrease also reflected the impact of the costs and charges associated with actions taken to accelerate a number of Back-to-Basics initiatives, including charges relating to the Company's strategic product line initiatives. Costs and charges relating to the economic downturn and the acceleration of Back-to-Basics initiatives primarily included the incurrence of unabsorbed fixed manufacturing costs while manufacturing capacity was idle of $108.4 million, inventory provisions of $108.1 million (including $61.4 million for strategic product line initiatives and the discontinuance of PPE), as well as charges related to the exit of excess commodity derivative hedges and cotton commitments of $20.7 million. Additionally, the gross margin decline reflected the impact of unfavourable product-mix and higher promotional discounting in the imprintables channel, partly offset by lower raw material costs compared to the prior year and a net insurance gain of $9.6 million recognized in the fourth quarter of fiscal 2020. The insurance gain consisted of insurance recoveries accrued to date net of costs incurred due to the impact of the hurricanes that hit Central America in November and affected our business operations. As the Company continues to assess the full impact of the hurricanes on its business operations, it expects to recognize additional insurance recoveries in fiscal 2021. Before reflecting inventory charges related to our strategic product line initiatives in both years, as well as the inventory charge related to the discontinuance of PPE SKUs, and the net insurance gain in 2020, adjusted gross margin for fiscal 2020 was 15.3% compared to 26.7% in fiscal 2019 due to the same factors noted above.

Fiscal 2019 compared to fiscal 2018

The 280-basis point decrease in gross margin in fiscal 2019 over the prior year was mainly due to charges taken of $55.0 million in connection with the Company's strategic product line initiative. Excluding these charges, adjusted gross margin for 2019 was 26.7%, down 100 basis points from the same period last year, mainly due to higher manufacturing costs, including higher raw material costs and inflationary pressures on other input costs, as well as unfavourable foreign exchange, which more than offset the benefit of higher net selling prices and more favourable product-mix.

5.4.3 Selling, general and administrative expenses

(in $ millions, or otherwise indicated)	**2020**	2019	2018	**Variation 2020-2019**	Variation 2019-2018
SG&A expenses	**272.3**	340.5	364.9	**(68.2)**	(24.4)
SG&A expenses as a percentage of sales	**13.7 %**	12.1 %	12.5 %	**1.6 pp**	(0.4) pp

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2020 compared to fiscal 2019

The $68.2 million reduction in SG&A expenses in fiscal 2020 compared to fiscal 2019 was primarily as a result of lower compensation and volume-driven distribution costs, as well as the benefit of other cost containment efforts. The 160-basis point increase in SG&A expenses as a percentage of sales in fiscal 2020 compared to the prior year was due to a much lower sales base in 2020 due to the effects of the pandemic.

Fiscal 2019 compared to fiscal 2018

The $24.4 million decrease in SG&A expenses for fiscal 2019 and the 40-basis point improvement in SG&A as a percentage of sales compared to fiscal 2018 was primarily due to lower compensation expenses and the Company's continued focus on SG&A cost containment, including benefits stemming from distribution network consolidation.

5.4.4 Impairment of trade accounts receivable

Impairment of trade accounts receivable was $15.5 million in fiscal 2020 (2019 - $27.7 million, 2018 - $3.6 million).

Although we did not incur any significant customer-specific write-offs of trade accounts receivable, the impairment of trade accounts receivable for the year ended January 3, 2021 was mainly related to an increase in the estimate of expected credit losses (ECLs) attributable to the heightened credit risk caused by the economic conditions related to the COVID-19 pandemic as described in note 6 to the audited consolidated financial statements as at and for the year ended January 3, 2021. Following the impairment of trade accounts receivable of $20.8 million in the first quarter of fiscal 2020 to reflect additional ECLs due to the COVID-19 economic impacts and uncertainties, an aggregate partial recovery in the impairment of trade accounts receivable of $5.3 million was recorded in the remainder of the fiscal year due to a decrease in accounts receivable trade balances. Impairment of trade accounts receivable for fiscal 2019 related primarily to the

GILDAN 2020 REPORT TO SHAREHOLDERS 15

MANAGEMENT'S DISCUSSION AND ANALYSIS

aggregate impact of approximately $24 million from the receivership and liquidation of one of the Company's U.S. distributor customers and the bankruptcy of a retail customer.

5.4.5 Restructuring and acquisition-related costs

(in $ millions)	**2020**	2019	2018	**Variation 2020-2019**	Variation 2019-2018
Employee termination and benefit costs	**10.9**	17.1	7.8	**(6.2)**	9.3
Exit, relocation and other costs	**13.3**	17.2	13.6	**(3.9)**	3.6
Net loss on disposal and write-downs of property, plant and equipment, right-of-use assets, and software related to exit activities	**23.9**	13.1	12.4	**10.8**	0.7
Acquisition-related transaction costs	**—**	—	0.4	**—**	(0.4)
Restructuring and acquisition-related costs	**48.1**	47.4	34.2	**0.7**	13.2

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions.

Restructuring and acquisition-related costs in fiscal 2020 related to the following: $22.5 million for the closure of a yarn-spinning plant in the U.S., including accelerated depreciation of right-of-use assets and equipment; $10.8 million for the closure of textile manufacturing and sewing operations in Mexico; $5.9 million for the exit of ship-to-the-piece activities, including computer software write-downs and warehouse consolidation costs; $2.4 million for SG&A workforce reductions; and $6.6 million in other costs, including costs incurred to complete restructuring activities that were initiated in fiscal 2019.

Restructuring and acquisition-related costs in fiscal 2019 related to the following: $14.2 million for the closure of textile manufacturing and sewing operations in Mexico; $7.3 million for the consolidation of sewing activities in Honduras; $7.0 million for the closure of a hosiery manufacturing plant in Canada; $9.9 million for the exit of yarn-recycling activities (planned disposal of yarn recycling equipment) and the closure of a yarn-spinning plant in the U.S.; $4.8 million for the exit of ship-to-the-piece activities; and $4.1 million to complete restructuring activities that were initiated in fiscal 2018, including the closure of the AKH textile manufacturing facility and the consolidation of U.S. distribution centres.

Restructuring and acquisition-related costs in fiscal 2018 related primarily to the following: $9.0 million for the closure of the AKH textile manufacturing facility which was acquired as part of the Anvil acquisition; $9.0 million for the consolidation of the Company's U.S. distribution centres pursuant to prior years' business acquisitions (net of a gain on disposal of $1.2 million and the $5.0 million reversal of an environmental liability for a distribution facility sold in fiscal 2018); $7.3 million for the Company's internal organizational realignment; $5.5 million for the consolidation of sock production manufacturing; and $3.4 million in other costs, including the consolidation of garment dyeing operations acquired in the Comfort Colors acquisition and information systems integration for prior year acquisitions.

5.4.6 Impairment of goodwill and intangible assets

Due to the adverse impacts of the COVID-19 pandemic on global economic activity and enterprise values of companies worldwide, including its impact on the Company’s business and share price, we recorded an impairment charge for our hosiery cash-generating unit (CGU) of $94 million in the first quarter of fiscal 2020, relating to goodwill and intangible assets acquired during previous sock and hosiery business acquisitions, as described in note 10 to the audited annual consolidated financial statements for the year ended January 3, 2021.

GILDAN 2020 REPORT TO SHAREHOLDERS 16

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4.7 Operating income and adjusted operating income

(in $ millions, or otherwise indicated)	**2020**	2019	2018	**Variation 2020-2019**	Variation 2019-2018
Operating income (loss)	**(180.8)**	289.0	403.2	**(469.8)**	(114.2)
Adjustment for:					
Restructuring and acquisition-related costs	**48.2**	47.3	34.2	**0.9**	13.1
Impairment of goodwill and intangible assets	**94.0**	—	—	**94.0**	—
Impact of strategic product line initiatives[1]	**60.0**	55.0	—	**5.0**	55.0
Discontinuance of PPE SKUs[1]	**6.2**	—	—	**6.2**	—
Net insurance gains[1]	**(9.6)**	—	—	**(9.6)**	—
Adjusted operating income[1]	**18.0**	391.3	437.4	**(373.3)**	(46.1)
Operating margin	**(9.1)%**	10.2 %	13.9 %	**(19.3) pp**	(3.7) pp
Adjusted operating margin[1]	**0.9 %**	13.8 %	15.0 %	**(12.9) pp**	(1.2) pp

(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2020 compared to fiscal 2019
The significant decline in operating income and adjusted operating income in fiscal 2020 compared to the prior year was mainly due to the decline in net sales and lower gross margin and adjusted gross margin, partly offset by the reduction in SG&A expenses. The impairment of goodwill and intangible assets related to our hosiery CGU also contributed to the decline in operating income.

Fiscal 2019 compared to fiscal 2018
The $114.2 million decrease in operating income for fiscal 2019 was primarily due to the impact of lower net sales, lower gross margins, the $24 million increase in impairment of trade accounts receivable, as well as higher restructuring and acquisition-related costs associated with the Company's manufacturing and warehouse consolidation initiatives, offset in part by lower SG&A expenses. The $46.1 million decrease in adjusted operating income was due to the same factors excluding restructuring and acquisition-related costs and charges related to the Company's strategic product line initiative. The decline in operating margins and adjusted operating margin in fiscal 2019 was mainly due to lower gross margin and adjusted gross margin, as well as the higher trade receivable impairment charges in fiscal 2019.

5.4.8 Financial expenses, net

(in $ millions)	**2020**	2019	2018	**Variation 2020-2019**	Variation 2019-2018
Interest expense on financial liabilities recorded at amortized cost	**30.2**	28.7	24.8	**1.5**	3.9
Bank and other financial charges	**14.6**	8.0	7.5	**6.6**	0.5
Interest accretion on discounted lease obligation	**3.2**	3.1	—	**0.1**	3.1
Interest accretion on discounted provisions	**0.2**	0.3	0.3	**(0.1)**	—
Foreign exchange loss (gain)	**0.2**	(0.9)	(1.5)	**1.1**	0.6
Financial expenses, net	**48.4**	39.2	31.1	**9.2**	8.1

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2020 compared to fiscal 2019
The increase in net interest expense in fiscal 2020 compared to fiscal 2019 was mainly due to higher average borrowing levels as described in section 8.2 of this MD&A, largely offset by lower effective interest rates on our long-term debt bearing interest at variable rates. The lower effective interest rates resulted from lower U.S. short-term interest rates partially offset by higher spreads added to the Company's U.S. LIBOR-based variable interest rate debt in connection with the amendments made to the revolving long-term bank credit facility and both term loan facilities as described in section 8.0 of this MD&A entitled “Liquidity and capital resources”. The increase in bank and other financial charges in fiscal 2020 is due mainly to fees incurred in connection with the amendments made to the revolving long-term bank credit facility, both term loan facilities, and the privately issued notes. Foreign exchange losses and gains for fiscal 2020 and fiscal 2019 relate primarily to the revaluation of net monetary assets denominated in foreign currencies.

GILDAN 2020 REPORT TO SHAREHOLDERS 17

Fiscal 2019 compared to fiscal 2018 The increase in net financial expenses in fiscal 2019 compared to fiscal 2018 was mainly due to higher interest expense as a result of slightly higher effective interest rates on our long-term debt bearing interest at variable rates, higher average borrowing levels, and the impact of interest accretion on discounted lease obligations recorded as a result of the initial adoption of IFRS 16, Leases. Foreign exchange gains for fiscal 2019 and fiscal 2018 relate primarily to the revaluation of net monetary assets denominated in foreign currencies. 5.4.9 Income taxes The Company’s average effective tax rate is calculated as follows: Variation 2020-2019 Variation 2019-2018(in $ millions, or otherwise indicated) 2020 2019 2018 Earnings before income taxes (229.4) 249.8 372.1 (479.2) (122.3) Income tax (recovery) expense (4.1) (10.0) 21.4 5.9 (31.4) Average effective income tax rate 1.8 % n.m. 5.8 % n.m. n.m. n.m. = not meaningful Certain minor rounding variances exist between the consolidated financial statements and this summary. Fiscal 2020 compared to fiscal 2019 The net income tax recoveries of $4.1 million in fiscal 2020 and $10.0 million in fiscal 2019 both reflected income tax recoveries relating to the re-recognition of previously de-recognized deferred income tax assets that we expect to recover as a result of the Company's reassessment of the recoverability of its U.S. deferred income tax assets. In addition, income taxes in both years include income tax recoveries relating to restructuring and acquisition-related costs and strategic product line initiatives, and for fiscal 2020, also includes a tax recovery relating to the impairment charge of goodwill and intangible assets. Excluding these aforementioned income tax recoveries, the income tax expense was $5.7 million for fiscal 2020 as compared to $12.5 million for fiscal 2019. The lower income tax expense, excluding special income tax recoveries in both years, was due to the net loss incurred in fiscal 2020. Notwithstanding the consolidated net loss for the year, the Company has incurred income tax expenses in certain subsidiaries that had taxable income for fiscal 2020 and are in higher income tax rate jurisdictions. The income tax recoveries in fiscal 2020 related to the re-recognition of previously de-recognized deferred income tax assets, restructuring and acquisition-related costs and strategic product line initiative costs, and the impairment charge of goodwill and intangible assets were $5.2 million (2019 - $19.2 million), $2.9 million (2019 - $3.3 million), and $1.7 million (2019 - nil), respectively. Fiscal 2019 compared to fiscal 2018 The income tax recovery of $10.0 million in fiscal 2019 compared to an income tax expense of $21.4 million in fiscal 2018 was mainly due to deferred tax adjustments in both years as well as recoveries related to restructuring and acquisition- related costs. In fiscal 2019, the Company reassessed the recoverability of its deferred income tax assets in the U.S., resulting in a recovery of $19.2 million from the re-recognition of previously de-recognized deferred income tax assets that we expect to recover. The fiscal 2018 income tax expense included a $6.1 million deferred tax expense for a portion of the same deferred tax assets that were no longer probable of being realized at that time, and $2.0 million for the revaluation of deferred income tax assets and liabilities due to changes in statutory income tax rates primarily to reflect the impact of the changes in the U.S. statutory federal corporate income tax rate that took effect at the beginning of 2018. Tax recoveries related to restructuring and acquisition-related costs and the charges for the strategic product line initiative were $3.3 million in fiscal 2019, compared to tax recoveries of $0.1 million in fiscal 2018. Excluding the impact of the aforementioned adjustments to deferred income tax expense in both years, and excluding the impact of restructuring and acquisition- related costs and the charges for the strategic product line initiative, the average effective income tax rate for fiscal 2019 was 3.5% as compared to 3.3% in fiscal 2018. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 18

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4.10 Net earnings, adjusted net earnings, earnings per share measures, and other performance measures

(in $ millions, except per share amounts)	**2020**	2019	2018	**Variation 2020-2019**	Variation 2019-2018
Net earnings (loss)	**(225.3)**	259.8	350.8	**(485.1)**	(91.0)
Adjustments for:					
Restructuring and acquisition-related costs	**48.2**	47.3	34.2	**0.9**	13.1
Impairment of goodwill and intangible assets	**94.0**	—	—	**94.0**	—
Impact of strategic product line initiatives[1]	**60.0**	55.0	—	**5.0**	55.0
Discontinuance of PPE SKUs[1]	**6.2**	—	—	**6.2**	—
Net insurance gains[1]	**(9.6)**	—	—	**(9.6)**	—
Income tax (recovery) expense relating to the above-noted adjustments	**(4.6)**	(3.3)	—	**(1.3)**	(3.3)
Income tax (recovery) expense related to the revaluation of deferred income tax assets and liabilities[1]	**(5.2)**	(19.2)	8.1	**14.0**	(27.3)
Adjusted net earnings (loss)[1]	**(36.3)**	**339.6**	393.1	**(375.9)**	(53.5)
Basic EPS	**(1.14)**	1.27	1.66	**(2.41)**	(0.39)
Diluted EPS	**(1.14)**	1.27	1.66	**(2.41)**	(0.39)
Adjusted diluted EPS[1]	**(0.18)**	1.66	1.86	**(1.84)**	(0.20)

(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2020 compared to fiscal 2019

The net loss and adjusted net loss incurred in fiscal 2020 compared to net earnings and adjusted net earnings generated in fiscal 2019 was largely due to the economic downturn which resulted from the negative effects of the global COVID-19 pandemic that led to an operating loss and a significant decline in adjusted operating income in 2020.

Fiscal 2019 compared to fiscal 2018

The decline in net earnings and diluted EPS for fiscal 2019 compared to fiscal 2018 was due to the lower operating income and higher financial expenses, partly offset by lower income taxes resulting from the tax recoveries described in subsection 5.4.9 entitled "Income taxes" in this MD&A. The declines in diluted EPS and adjusted diluted EPS were partially offset by the benefit of a lower year-over-year share count from Company repurchases of shares under its share repurchase program.

5.5 Summary of quarterly results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended *(in $ millions, except share and per share amounts or otherwise indicated)*	Jan 3, 2021	Sep 27, 2020	Jun 28, 2020	Mar 29, 2020	Dec 29, 2019	Sep 29, 2019	Jun 30, 2019	Mar 31, 2019
Net sales	**690.2**	602.3	229.7	459.1	658.7	739.7	801.6	623.9
Net earnings (loss)	**67.4**	56.4	(249.7)	(99.3)	32.5	104.9	99.7	22.7
Net earnings (loss) per share								
Basic[1]	**0.34**	0.28	(1.26)	(0.50)	0.16	0.51	0.49	0.11
Diluted[1]	**0.34**	0.28	(1.26)	(0.50)	0.16	0.51	0.49	0.11
Weighted average number of shares outstanding *(in '000s)*								
Basic	**198,362**	198,257	198,201	198,624	201,407	203,684	204,960	206,595
Diluted	**198,403**	198,304	198,201	198,624	201,593	204,263	205,520	207,057

(1) Quarterly EPS may not add to year-to-date EPS due to rounding.

Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2020 REPORT TO SHAREHOLDERS 19

5.5.1 Seasonality and other factors affecting the variability of results and financial condition Fiscal 2020 was an unprecedented year due to the effects of the COVID-19 pandemic that had a significant effect on global economies. Our results of operations for the year end January 3, 2021 were negatively impacted by the significant downturn in demand as a result of the COVID-19 pandemic, as explained in section 3.0 of this MD&A entitled “Update on COVID-19-related impacts and Back to Basics initiatives" and in this section 5, and consequently net sales, including factors affecting net sales such as product-mix and customer replenishment patterns, as well as the Company's inventory levels and cash flow generation, did not follow historical patterns of seasonality. Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Although certain products have seasonal peak periods of demand, competitive dynamics may influence the timing of customer purchases causing seasonal trends to vary somewhat from year to year. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of hosiery and underwear are higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends of our business also result in fluctuations in our inventory levels throughout the year. Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold. Business acquisitions may affect the comparability of results. There have not been any business acquisitions during the last eight quarters. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. Subsection 5.4.5 entitled “Restructuring and acquisition-related costs” in this MD&A contains a discussion of costs related to the Company’s restructuring actions and business acquisitions. The effect of asset write-downs, including allowances for expected credit losses, provisions for discontinued inventories, and impairments of long-lived assets can also affect the variability of our results. The Company incurred a net loss in the first quarter of fiscal 2020 due to charges relating to the impairment of its hosiery CGU of $94 million and the impairment of trade accounts receivable of $21 million triggered by the impact of the pandemic. The Company also incurred a net loss in the second quarter of fiscal 2020, as sales volumes were significantly impacted by the meaningful demand downturn as a result of the impact of the COVID-19 pandemic, which resulted in negative POS for our products and prompted significant inventory destocking by distributors as they serviced demand and managed working capital needs by drawing down their inventory levels. We also reported negative gross margins in the second quarter of fiscal 2020 primarily as a result of Back to Basics-related charges, including the impact of a sales discount accrual of $25 million and various costs and charges relating to the economic impacts of the COVID-19 pandemic. These costs and charges included $86 million of unabsorbed fixed manufacturing costs while production facilities were idle or operating well below normal capacity levels, $61 million in inventory provisions and other asset impairments charges, and $25 million for the unwinding of excess commodity derivative hedges and cotton purchase commitments. Sales volumes and gross profits in the third quarter of fiscal 2020 continued to be down year-over-year due to the continuing economic impacts of the pandemic. In the fourth quarter of fiscal 2020, net sales were higher year-over- year, as the decline in POS in imprintable channels due to the current COVID-related demand environment was more than offset by the benefit of the non-recurrence of distributor destocking that occurred in the fourth quarter of fiscal 2019. Net earnings in the fourth quarter of fiscal 2020 included inventory charges of $26 million in connection with our strategic product line initiative and $6 million for the discontinuance of PPE SKUs, compared to a $55 million inventory charge in the fourth quarter of fiscal 2019 for our strategic product line initiative. The fourth quarter results for fiscal 2020 also included an insurance gain of $9.6 million, as noted in footnote 3 to table "Adjusted net earnings and adjusted diluted EPS" in section 17.0 of this MD&A. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 20

MANAGEMENT'S DISCUSSION AND ANALYSIS

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in certain foreign currencies versus the U.S. dollar as described in section 11 entitled "Financial risk management" in this MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

5.6 Fourth quarter operating results

For the three months ended *(in $ millions, except per share amounts or otherwise indicated)*	**January 3, 2021**	December 29, 2019	Variation $	Variation %
Net sales	**690.2**	658.7	31.5	4.8 %
Gross profit	**155.5**	118.2	37.3	31.6 %
Adjusted gross profit(1)	**178.1**	173.2	4.9	2.8 %
SG&A expenses	**71.9**	76.5	(4.6)	(6.0)%
Impairment of trade accounts receivable	**0.5**	1.4	(0.9)	(64.3)%
Restructuring and acquisition-related costs	**4.3**	16.0	(11.7)	(73.1)%
Operating income	**78.8**	24.3	54.5	n.m.
Adjusted operating income(1)	**105.7**	95.3	10.4	10.9 %
Adjusted EBITDA(1)	**145.3**	128.2	17.1	13.3 %
Financial expenses	**13.1**	9.5	3.6	37.9 %
Income tax recovery	**(1.7)**	(17.8)	16.1	(90.4)%
Net earnings	**67.4**	32.5	34.9	n.m.
Adjusted net earnings(1)	**90.0**	83.4	6.6	7.9 %
Basic EPS	**0.34**	0.16	0.18	n.m.
Diluted EPS	**0.34**	0.16	0.18	n.m.
Adjusted diluted EPS(1)	**0.45**	0.41	0.04	9.8 %
Gross margin	**22.5 %**	17.9 %	n/a	4.6 pp
Adjusted gross margin(1)	**25.8 %**	25.6 %	n/a	0.2 pp
SG&A expenses as a percentage of sales	**10.4 %**	11.6 %	n/a	(1.2) pp
Operating margin	**11.4 %**	3.7 %	n/a	7.7 pp
Adjusted operating margin(1)	**15.3 %**	14.1 %	n/a	1.2 pp
Diluted weighted average number of common shares outstanding (in '000s)	**198,403**	201,593	n.m.	n.m.

n.m. = not meaningful

n/a - not applicable

(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Net sales for the fourth quarter ending January 3, 2021 of $690.2 million were up 4.8% compared to the fourth quarter of fiscal 2019, consisting of activewear sales of $537.9 million, up 11.3%, and sales of $152.3 million in the hosiery and underwear category, down 13.0% compared to the prior year quarter. Increased activewear sales reflected favourable imprintables product-mix, higher imprintables volume growth in North America, and higher unit sales of activewear through retail channels, partly offset by lower international shipments. Imprintables volume growth in North America was primarily due to the benefit of the non-recurrence of distributor de-stocking that occurred in the fourth quarter last year, partly offset by a decline in POS due to the current COVID-related demand environment which also affected international markets. While imprintables POS in North America was down compared to last year, we were pleased to see sequential improvement in sell-through trends, with POS in the quarter down on average less than 10% year-over-year, better than the 15% to 20% POS decline we saw in the third quarter this year. The decline in hosiery and underwear sales was driven entirely by lower sales of socks, a category that has been more heavily impacted by the current pandemic environment, particularly within national chains and department stores, as well as sports specialty channels. Underwear sales were up 20% in the quarter, significantly outpacing industry demand and reflecting continued market share gains with our private label men's underwear program, as well as with our own branded underwear products.

GILDAN 2020 REPORT TO SHAREHOLDERS 21

MANAGEMENT'S DISCUSSION AND ANALYSIS

Our reported gross margin in the fourth quarter of fiscal 2020 was 22.5% compared to gross margin of 17.9% in the fourth quarter of fiscal 2019. Before reflecting inventory charges largely in connection with our strategic product line initiatives in both years and a net insurance gain recognized in the fourth quarter of fiscal 2020, adjusted gross margin totaled 25.8%, up 20 basis points compared to adjusted gross margin of 25.6% in the fourth quarter of fiscal 2019. The year-over-year increase was mainly due to stronger imprintables product-mix, lower raw material costs and manufacturing efficiencies from our Back to Basics initiatives, partly offset by lower net selling prices and COVID-related and other period costs. On a sequential basis, adjusted gross margin improved significantly, up 330 basis points compared to the third quarter of fiscal 2020 largely due to stronger product-mix and lower COVID-related period costs.

During the fourth quarter, as part of our Back to Basics efforts, we conducted a comprehensive retail product line review and consequently incurred an inventory charge of $26 million. We also recorded a charge of approximately $6 million related to the discontinuance of PPE SKUs. Further, a net gain of $9.6 million in the quarter was recorded for insurance recoveries accrued to date net of costs incurred due to the impact of the hurricanes on our business operations.

SG&A expenses for the fourth quarter of fiscal 2020 of $71.9 million or 10.4% of sales were down $4.6 million, or 6.0%, compared to $76.5 million, or 11.6% of sales, for the same quarter in fiscal 2019. The year-over-year reduction primarily reflected benefits of our cost containment efforts.

Operating income of $78.8 million in the fourth quarter of fiscal 2020 was up from $24.3 million for the same quarter last year. On an adjusted basis, before reflecting restructuring and acquisition-related costs and charges related to our product line initiatives in both years, as well as the charge for the discontinuance of PPE SKUs and the net insurance gain recognized in the fourth quarter this year, we generated adjusted operating income of $105.7 million, up from $95.3 million last year. The increase was due to higher sales, higher adjusted gross margin and lower SG&A expenses. Net financial expenses of $13.1 million were up $3.6 million over the prior year quarter, mainly due to fees incurred in connection with the amendments made to our long-term debt facilities earlier this year and the impact of foreign exchange. Consequently, we reported net earnings of $67.4 million, or $0.34 per diluted share, for the fourth quarter of fiscal 2020 and adjusted net earnings of $90.0 million, or $0.45 per diluted share, compared to net earnings of $32.5 million, or $0.16 per diluted share, and adjusted net earnings of $83.4 million, or $0.41 per diluted share, respectively, in the fourth quarter last year.

6.0 FINANCIAL CONDITION

6.1 Current assets and current liabilities

(in $ millions)	**January 3, 2021**	December 29, 2019	Variation
Cash and cash equivalents	**505.3**	64.1	441.2
Trade accounts receivable	**196.5**	320.9	(124.4)
Income taxes receivable	**4.6**	—	4.6
Inventories	**728.0**	1,052.1	(324.1)
Prepaid expenses, deposits and other current assets	**110.1**	77.1	33.0
Accounts payable and accrued liabilities	**(343.7)**	(406.6)	62.9
Current portion of lease obligations	**(15.9)**	(14.5)	(1.4)
Income taxes payable	**—**	(1.3)	1.3
Total working capital	**1,184.9**	1,091.8	93.1

Certain minor rounding variances exist between the consolidated financial statements and this summary.

- The increase in cash and cash equivalents mainly reflects the free cash flow generated during fiscal 2020, and the net increase in long-term debt consisting of the proceeds from the new $400 million term loan (as described in section 8.0 of this MD&A entitled "Liquidity and capital resources") less cash used to fully pay down the Company's revolving long-term bank credit facility.

- The decrease in trade accounts receivable (which are net of accrued sales discounts) was mainly due to the impact of lower days sales outstanding primarily as a result of tighter payment terms, lower sales in the second half of the fourth quarter of fiscal 2020 as compared to the second half of the fourth quarter of fiscal 2019, and a higher allowance for expected credit losses as described in section 5.4.4 of this MD&A, partially offset by a lower amount of offsets for accruals for sales discounts compared to the end of fiscal 2019.

GILDAN 2020 REPORT TO SHAREHOLDERS 22

MANAGEMENT'S DISCUSSION AND ANALYSIS

- The decrease in inventories during fiscal 2020 was due to planned reductions of inventories as part of working capital management initiatives, and also reflects the impact of inventory provisions in fiscal 2020, lower production volumes due to the production interruptions caused by two hurricanes which impacted the Company's operations in Central America in November and December 2020, and lower fiber costs.

- The increase in prepaid expenses, deposits and other current assets is mainly due to accrued insurance recoveries to date of $61 million (net of a $50 million advance received in December 2020) relating to the losses incurred from the two hurricanes which impacted the Company's operations in Central America in November and December 2020, partially offset by the collection of miscellaneous receivables shortly after the end of fiscal 2019.

- The decrease in accounts payable and accrued liabilities is mainly due to the impact of lower raw material and other purchases resulting from lower production levels in the fourth quarter of fiscal 2020 compared to the fourth quarter of fiscal 2019, partially offset by higher derivative financial instrument liabilities.

- Working capital was $1,184.9 million as at January 3, 2021, compared to $1,091.8 million as at December 29, 2019. The current ratio at the end of fiscal 2020 was 4.3, compared to 3.6 at the end of fiscal 2019.

6.2 Property, plant and equipment, right-of-use assets, intangible assets, and goodwill

(in $ millions)	Property, plant and equipment	Right-of-use assets	Intangible assets	Goodwill
Balance, December 29, 2019	995.0	73.5	383.9	227.9
Net capital additions	42.6	16.4	3.2	—
Depreciation and amortization	(108.5)	(14.7)	(20.4)	—
Disposals	(26.3)	—	(4.0)	—
Write-downs and impairments	(6.0)	(15.9)	(72.8)	(21.3)
Balance, January 3, 2021	**896.8**	**59.3**	**289.9**	**206.6**

Certain minor rounding variances exist between the consolidated financial statements and this summary.

- Additions to property, plant and equipment were primarily for expenditures related to textile manufacturing and yarn-spinning initiatives. Disposals and write-downs and impairments related mainly to equipment losses incurred as a result of two hurricanes which impacted the Company's operations in Central America in November 2020.

- The decrease in right-of-use assets mainly reflects the impact of depreciation as well as accelerated depreciation for the closed yarn-spinning plant lease, partially offset by manufacturing and distribution facility lease renewals entered into during the year ended January 3, 2021.

- Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements, and computer software. The $94.0 million decrease in intangible assets mainly reflects the impairment charge of $72.8 million taken relating to the Hosiery CGU during the first quarter of fiscal 2020 and amortization of $20.4 million.

- The $21.3 million decrease in goodwill reflects the impairment charge taken relating to the Hosiery CGU during the first quarter of fiscal 2020.

GILDAN 2020 REPORT TO SHAREHOLDERS 23

6.3 Other non-current assets and non-current liabilities January 3, 2021 December 29, 2019(in $ millions) Variation Deferred income tax assets 17.7 9.9 7.8 Other non-current assets 6.0 6.7 (0.7) Long-term debt (1,000.0) (845.0) (155.0) Lease obligations (66.6) (67.0) 0.4 Other non-current liabilities (35.9) (42.2) 6.3 Certain minor rounding variances exist between the consolidated financial statements and this summary. • See section 8.0 entitled “Liquidity and capital resources” in this MD&A for the discussion on long-term debt. • The increase in deferred tax assets relates to the deferred portion of the tax provision in fiscal 2020. • Other non-current liabilities include provisions and employee benefit obligations. The decrease results mainly from a reduction in the obligation for statutory severance benefits for employees primarily located in the Caribbean Basin and Central America as a result of headcount reductions and the impact of changes in actuarial assumptions. 7.0 CASH FLOWS 7.1 Cash flows from (used in) operating activities (in $ millions) 2020 2019 Variation Net earnings (loss) (225.3) 259.8 (485.1) Adjustments to reconcile net earnings to cash flows from operating activities(1) 297.8 175.5 122.3 Changes in non-cash working capital balances 342.5 (74.3) 416.8 Cash flows from operating activities 415.0 361.0 54.0 (1) Includes depreciation and amortization of $147.2 million (2019 - $156.8 million) and impairment of goodwill and intangible assets of $94.0 million (2019 - nil). Certain minor rounding variances exist between the consolidated financial statements and this summary. • Cash flows from operating activities were $415.0 million in fiscal 2020, compared to $361.0 million in fiscal 2019. Operating cash flows were mainly impacted in fiscal 2020 by lower net earnings (after adding back non-cash earnings charges, including the $94.0 million impairment charge taken relating to the Hosiery CGU), which was more than offset by a decrease in non-cash working capital, compared to an increase in non-cash working capital in fiscal 2019 as explained below. • The net decrease in non-cash working capital was $342.5 million in fiscal 2020, compared to a net increase of $74.3 million during fiscal 2019. The decrease in non-cash working capital compared to an increase in the same period last year was mainly due to a decrease in inventories and trade accounts receivable in fiscal 2020 compared to an increase in fiscal 2019, partially offset by a decrease in accounts payable and accrued liabilities in fiscal 2020 compared to an increase in fiscal 2019. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 24

7.2 Cash flows from (used in) investing activities (in $ millions) 2020 2019 Variation Purchase of property, plant and equipment (50.7) (128.7) 78.0 Purchase of intangible assets (7.7) (11.6) 3.9 Business acquisitions — (1.3) 1.3 Proceeds on disposal of property, plant and equipment 0.8 5.8 (5.0) Cash flows used in investing activities (57.6) (135.8) 78.2 Certain minor rounding variances exist between the consolidated financial statements and this summary. • Cash used in investing activities during fiscal 2020 was lower compared to fiscal 2019 due to less capital spending, including the impact of non-critical capital expenditure deferrals as a result of the COVID-19 pandemic. • Capital expenditures during fiscal 2020 are described in section 6.2 of this MD&A, and our projected capital expenditures for the next fiscal year are discussed in section 8.0 entitled “Liquidity and capital resources” in this MD&A. • Cash flows for business acquisitions during fiscal 2019 relate to the payment of the final amounts due in connection with the acquisition of a U.S.-based ring-spun yarn manufacturer in July 2017. 7.3 Free cash flow (in $ millions) 2020 2019 Variation Cash flows from operating activities 415.0 361.0 54.0 Cash flows used in investing activities (57.5) (135.8) 78.3 Adjustment for: Business acquisitions — 1.3 (1.3) Free cash flow(1) 357.5 226.5 131.0 (1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. Certain minor rounding variances exist between the consolidated financial statements and this summary. • For fiscal 2020, the year-over-year increase in free cash flow of $131.0 million was mainly due to favourable changes in working capital and lower cash flows used in investing activities as compared to fiscal 2019, partially offset by the cash impact of lower net earnings, as explained in sections 7.1 and 7.2 of this MD&A. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 25

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.4 Cash flows from (used in) financing activities

(in $ millions)	**2020**	2019	Variation
(Decrease) increase in amounts drawn under revolving long-term bank credit facilities	**(245.0)**	176.0	(421.0)
Proceeds from term loan	**400.0**	—	400.0
Payment of lease obligations	**(15.4)**	(13.5)	(1.9)
Dividends paid	**(30.6)**	(110.3)	79.7
Proceeds from the issuance of shares	**2.9**	10.3	(7.4)
Repurchase and cancellation of shares	**(23.2)**	(257.2)	234.0
Share repurchases for settlement of non-Treasury RSUs	**(2.6)**	(7.0)	4.4
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	**(2.6)**	(6.0)	3.4
Cash flows from (used in) financing activities	**83.5**	(207.7)	291.2

Certain minor rounding variances exist between the consolidated financial statements and this summary.

- Cash flows from financing activities for fiscal 2020 mainly reflect proceeds from the new term loan of $400.0 million, partially offset by repayments of $245.0 million on our revolving long-term bank credit facility, the payment of dividends, and the repurchase and cancellation of common shares under NCIB programs during the first quarter of fiscal 2020 as discussed in section 8.5 of this MD&A. For fiscal 2019, cash flows used in financing activities mainly reflected the cash inflows of $176.0 million from funds drawn on our revolving long-term bank credit facility, which was more than offset by the repurchase and cancellation of common shares under previous NCIB programs and the payment of dividends. See section 8.0 of this MD&A entitled “Liquidity and capital resources” for the discussion on long-term debt.
- The Company declared a cash dividend of $0.154 per share in February 2020 for an aggregate payment of $30.6 million which was paid on April 6, 2020. During fiscal 2019, the Company paid dividends of $110.3 million. The year-over-year decrease in the dividend is due to the suspension of the quarterly dividend announced in April 2020 as described in sections 8.1 and 8.4 of this MD&A.

8.0 LIQUIDITY AND CAPITAL RESOURCES

8.1 Capital allocation framework

Historically, our primary uses of funds have been for working capital requirements, capital expenditures, business acquisitions, and payment of dividends. We have also used funds for the repurchase of shares. We have funded our requirements with cash generated from operations and with funds drawn from our long-term debt facilities. We have established a capital allocation framework intended to enhance sales and earnings growth as well as shareholder returns. After funding working capital needs, our first priority of cash use has been to fund our organic growth with the required capital investments. Beyond these requirements, our next priorities for allocating capital have been for the support of dividends and for complementary strategic acquisitions which meet our criteria. In addition, when appropriate, we have used excess cash to repurchase shares under normal course issuer bid programs. The Company has set a fiscal year-end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months, which it believes will provide an efficient capital structure and a framework within which it can execute on its capital allocation priorities. Due to the current economic environment resulting from the global COVID-19 pandemic, the Company was not within its net debt leverage ratio target range at the end of fiscal 2020.

In light of the current economic environment that is being affected by factors related to the COVID-19 pandemic, including its effect on our business, we have implemented actions to preserve cash and enable us to be well-positioned from a liquidity perspective to manage through the current environment, as explained in section 3.0 of this MD&A entitled “COVID-19-related impacts and Back to Basics initiatives” and subsection 11.2 of this MD&A entitled "Liquidity risk". Actions which specifically relate to our capital allocation framework include deferring non-critical capital expenditures and business acquisitions, suspending share repurchases under our NCIB programs, and suspending our quarterly cash dividend. In addition, the Company secured additional financing on April 6, 2020 and amended its various loans and note agreements on June 26, 2020 as described in section 8.2 below.

GILDAN 2020 REPORT TO SHAREHOLDERS 26

8.2 Long-term debt and net indebtedness The Company's long-term debt as at January 3, 2021 is described below. Effective interest rate (1) Principal amount Maturity date(in $ millions, or otherwise indicated) January 3, 2021 December 29, 2019 Revolving long-term bank credit facility, interest at variable U.S. LIBOR- based interest rate plus a spread ranging from 1% to 3% (2) 2.3% — 245 April 2025 Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 3%, payable monthly (3) 2.6% 300 300 April 2025 Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1.7% to 3%, payable monthly (3) 2.6% 400 — April 2022 Notes payable, interest at fixed rate of 2.70%, payable semi-annually (4) 2.7% 100 100 August 2023 Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53% payable quarterly (4) 2.7% 50 50 August 2023 Notes payable, interest at fixed rate of 2.91%, payable semi-annually (4) 2.9% 100 100 August 2026 Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57% payable quarterly (4) 2.9% 50 50 August 2026 1,000 845 (1) Represents the effective interest rate for the year ended January 3, 2021, including the cash impact of interest rate swaps, where applicable. (2) The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $7.2 million (December 29, 2019 - $22.5 million) has been committed against this facility to cover various letters of credit. (3) The unsecured term loans are non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and their amendments). (4) The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement. In March 2020, the Company amended its unsecured revolving long-term bank credit facility of $1 billion and its unsecured term loan of $300 million, in each case to extend the maturity dates from April 2024 to April 2025. On April 6, 2020, the Company entered into a new unsecured two-year term loan agreement for a total principal amount of $400 million. Under the terms of the revolving long-term bank credit facility, both term loan facilities, and the notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The increase in long- term debt from December 29, 2019 reflects the proceeds from the new April 2020 term loan of $400 million offset by repayments of $245 million on our revolving long-term bank credit facility. In addition, as at January 3, 2021, the Company had an additional $60 million available under various undrawn overdraft facilities. On June 26, 2020, given the rapidly changing environment and level of uncertainty being created by the COVID-19 pandemic and the associated impact on current and future earnings, the Company amended its various loans and note agreements in order to modify its covenants to provide increased financial flexibility. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 27

The amendments effect changes to certain provisions and covenants under the revolving long-term bank credit facility, both term loan facilities, and the privately issued notes during the period beginning March 30, 2020 and ending April 4, 2021 (the “covenant relief period”), as follows: • An increase in the maximum Total Net Debt to EBITDA Ratio (ratio of the Company’s total debt to EBITDA for the preceding four fiscal quarters) from 3.25 to 1.00 to (i) 3.50 to 1.00 for the fiscal quarter ending September 27, 2020, (ii) 4.50 to 1.00 for the fiscal quarter ending January 3, 2021, (iii) 4.50 to 1.00 for the fiscal quarter ending April 4, 2021, and (iv) 3.50 to 1.00 for the fiscal quarter ending July 4, 2021 and at all times thereafter; • A decrease in the minimum Interest Coverage Ratio (ratio of the Company’s EBITDA for the preceding four fiscal quarters to its consolidated total interest expense) from 3.50 to 1.00 to 3.00 to 1.00 for all periods; • The computation of EBITDA for purposes of the Total Net Debt to EBITDA Ratio and Interest Coverage Ratio calculations was adjusted to exclude the financial results of the fiscal quarter ending June 28, 2020 and annualizing the three other fiscal quarters included in the twelve-month measurement period to arrive at a twelve- month trailing EBITDA ending on the date on which the ratios are calculated, and to limit the amount of adjustments made in the computation of EBITDA; • Dividends and share repurchases are not permitted during the covenant relief period, except during the fiscal quarters ending January 3, 2021 and April 4, 2021 if the Total Net Debt to EBITDA Ratio is less than 3.00 to 1.00; • Maintain a minimum available liquidity of at least $400 million; • Total investments, capital expenditures, and acquisitions, cannot exceed $100 million in the aggregate during the covenant relief period, unless certain liquidity thresholds are met; • Sales of assets cannot exceed $25 million; • Incurrence of new indebtedness cannot exceed $100 million; and • Inclusion of customary anti-cash hoarding provisions. During the covenant relief period, the applicable spread added to the variable U.S. LIBOR-based interest rate for the revolving long-term bank credit facility and both term loan facilities will increase by between 50 to 100 basis points per year, varying as a function of the Total Net Debt to EBITDA ratio. Private noteholders will receive an increase of 125 basis points per year (payable quarterly) during the covenant relief period (which is recorded in bank and other financial charges for fiscal 2020), unless the Company is in compliance with its original covenants on the last day of such fiscal quarter. In addition, upfront costs of $3.9 million incurred for the amendments are included in bank and other financial charges for fiscal 2020. The Company was in compliance with all amended financial covenants at January 3, 2021 and expects to maintain compliance with its covenants over the next twelve months, based on its current expectations and forecasts. However, if economic conditions caused by the COVID-19 pandemic were to meaningfully worsen, this could impact the Company’s ability to maintain compliance with its amended financial covenants and require the Company to seek additional amendments to its loan and note agreements. (in $ millions) January 3, 2021 December 29, 2019 Long-term debt and bank total indebtedness 1,000.0 845.0 Lease obligations 82.5 81.5 Total indebtedness(1) 1,082.5 926.5 Cash and cash equivalents (505.3) (64.1) Net indebtedness(1) 577.2 862.4 (1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. Certain minor rounding variances exist between the consolidated financial statements and this summary. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 28

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio as defined in section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. Gildan’s net debt leverage ratio as at January 3, 2021 was 3.5 times (December 29, 2019 - 1.6 times), which was above the range of its previously communicated fiscal year-end target net debt leverage ratio range of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The Company’s net debt leverage ratio is calculated as follows: January 3, 2021 December 29, 2019(in $ millions, or otherwise indicated) Adjusted EBITDA for the trailing twelve months 165.1 548.1 Adjustment for: Business acquisitions — — Pro-forma adjusted EBITDA for the trailing twelve months 165.1 548.1 Net indebtedness(1) 577.2 862.4 Net debt leverage ratio(1)(2) 3.5 1.6 (1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. (2) The Company's net debt to EBITDA ratio for purposes of its loan and note agreements was 1.3 at January 3, 2021. Certain minor rounding variances exist between the consolidated financial statements and this summary. The total net debt to EBITDA ratios defined in the various loan and note agreements (and their amendments) vary from the definition of the Company’s non-GAAP financial measure “net debt leverage ratio” and “adjusted EBITDA” as presented in this MD&A in several respects. The definitions in the loan and note agreements are based on accounting for all leases in accordance with previous accounting principles whereby the Company’s leases for premises were accounted for as operating leases, while the Company’s reported net debt leverage ratio reflects lease accounting in accordance with the Company’s current accounting policies. In addition, adjustments permitted to EBITDA in the loan and note agreements vary from the adjustments used by the Company in calculating its adjusted EBITDA non-GAAP financial measure. As a result of these differences, and the exclusion of the financial results of the fiscal quarter ending June 28, 2020, our total net debt to EBITDA ratio for purposes of our loan and note agreements was 1.3 at the end of fiscal 2020. The Company expects to resume investments in 2021 with projected capital expenditures running in the range of 4% of sales, including our major capacity expansion project in Bangladesh. We expect that our cash balances and the unutilized financing capacity under our long-term debt facilities will continue to provide us with sufficient liquidity over the next twelve months in the current economic environment. Refer to section 11.2 of this MD&A for an update on the Company’s liquidity risk. The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances. 8.3 Outstanding share data Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at February 19, 2021, there were 198,422,935 common shares issued and outstanding along with 3,519,127 stock options and 38,540 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. Treasury RSUs are used exclusively for one-time awards to attract candidates or for retention purposes and their vesting conditions, including any performance objectives, are determined by the Board of Directors at the time of grant. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 29

8.4 Declaration of dividend In April 2020, given the severity of the current economic environment resulting from the COVID-19 pandemic, the Company suspended its quarterly cash dividend. The Company’s previously declared dividend of $0.154 per share for an aggregate payment of $30.6 million was paid on April 6, 2020. As part of the Company's capital allocation framework as described in section 8.1 of this MD&A, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows for working capital requirements, capital expenditures, debt repayment obligations, capital requirements, the macro-economic environment, and present and/or future regulatory and legal restrictions. In addition, as described in section 8.2 of this MD&A, the Company amended its loan and note agreements in June 2020 in order to modify its covenants and to provide increased financial flexibility. During the covenant relief period ending April 4, 2021, dividends are not permitted except during the fiscal quarters ending January 3, 2021 and April 4, 2021, if the Total Net Debt to EBITDA Ratio is less than 3.00 to 1.00. There can be no assurance as to the declaration of future quarterly cash dividends. 8.5 Normal course issuer bid (NCIB) On February 20, 2019, Gildan received approval from the TSX to renew its NCIB commencing on February 27, 2019 to purchase for cancellation up to 10,337,017 common shares, representing approximately 5% of the Gildan’s issued and outstanding common shares. On February 19, 2020, Gildan received approval from the TSX to renew its NCIB commencing on February 27, 2020 to purchase for cancellation up to 9,939,154 common shares, representing approximately 5% of the Gildan’s issued and outstanding common shares. During the first quarter of fiscal 2020, the Company repurchased for cancellation a total of 843,038 common shares under its NCIB programs for a total cost of $23.2 million. Of the total cost of $23.2 million, $0.7 million was charged to share capital and the balance was charged to retained earnings. In April 2020, given the severity of the current economic environment resulting from the COVID-19 pandemic, the Company suspended share repurchases until further notice. In addition, as described in section 8.2 of this MD&A, the Company amended its loan and note agreements in June 2020 in order to modify its covenants and to provide increased financial flexibility. During the covenant relief period ending April 4, 2021, share repurchases are not permitted except during the fiscal quarters ending January 3, 2021 and April 4, 2021, if the Total Net Debt to EBITDA Ratio is less than 3.00 to 1.00. There can be no assurance as to the resumption of future NCIB programs and share repurchases. 9.0 LEGAL PROCEEDINGS 9.1 Claims and litigation The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company. 10.0 OUTLOOK References related to management’s expectations as to our outlook for fiscal 2021 is contained in our earnings results press release dated February 25, 2021 under the section entitled “Current market environment”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov, and on our website at www.gildancorp.com. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 30

11.0 FINANCIAL RISK MANAGEMENT The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of our common shares under our share-based compensation plans. The disclosures under this section, in conjunction with the information in note 14 to the 2020 audited annual consolidated financial statements, are designed to meet the requirements of IFRS 7, Financial Instruments: Disclosures, and are therefore incorporated into, and are an integral part of, the 2020 audited annual consolidated financial statements. The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, interest rates, and the market price of its own common shares. The use of derivative financial instruments is governed by the Company’s Financial Risk Management Policy approved by the Board of Directors and is administered by the Financial Risk Management Committee. The Financial Risk Management Policy of the Company stipulates that derivative financial instruments should only be used to hedge or mitigate an existing financial exposure that constitutes a commercial risk to the Company, and if the derivatives are determined to be the most efficient and cost effective means of mitigating the Company’s exposure to liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices. Hedging limits, as well as counterparty credit rating and exposure limitations are defined in the Company’s Financial Risk Management Policy, depending on the type of risk that is being mitigated. Derivative financial instruments are not used for speculative purposes. At the inception of each designated hedging derivative contract, we formally designate and document the hedging relationship and our risk management objective and strategy for undertaking the hedge. Documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how we will assess whether the hedging relationship meets the hedge effectiveness requirements, including our analysis of the sources of hedge ineffectiveness and how we determine the hedge ratio. 11.1 Credit risk Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s trade accounts receivable. The Company may also have credit risk relating to cash and cash equivalents and derivative financial instruments, which it manages by dealing only with highly rated North American and European financial institutions. The Company's credit risk may also be exacerbated during periods of weak general economic and financial conditions, including as is being observed during the current COVID-19 pandemic as explained in more detail below. Our trade accounts receivable and credit exposure fluctuate throughout the year based on the seasonality of our sales and other factors. The Company’s average trade accounts receivable and credit exposure during an interim reporting period may be significantly higher than the balance at the end of that reporting period. In addition, due to the historical seasonality of the Company’s net sales, the Company’s trade accounts receivable balance as at the end of a calendar year will typically be lower than at the end of an interim reporting period. Under the terms of a receivables purchase agreement, the Company may continuously sell trade accounts receivables of certain designated customers to a third-party financial institution in exchange for a cash payment equal to the face value of the sold trade accounts receivables, less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade accounts receivables but does not retain any credit risk with respect to any trade accounts receivables that have been sold. All trade accounts receivables sold under the receivables purchase agreement are removed from the consolidated statements of financial position, as the sale of the trade accounts receivables qualify for de-recognition. As at January 3, 2021, trade accounts receivables being serviced under a receivables purchase agreement amounted to $145.2 million (December 29, 2019 - $141.0 million). The receivables purchase agreement, which allows for the sale of a maximum of $175 million of accounts receivables at any one time, expires on June 21, 2021, subject to annual extensions. The Company’s credit risk for trade accounts receivables is concentrated as the majority of its sales are to a relatively small group of wholesale distributors and mass-market and other retailers. As at January 3, 2021, the Company’s ten largest trade debtors accounted for 76% of trade accounts receivable; the largest of which accounted for 23%. The Company’s main trade debtors are located in the U.S. The remaining trade accounts receivable balances are dispersed among a larger number of debtors across many geographic areas including the U.S., Canada, Europe, Asia-Pacific, and Latin America. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 31

Most of the Company’s customers have been transacting with the Company or its subsidiaries for several years. Certain wholesale distributors are highly leveraged with significant reliance on trade credit terms provided by a few major vendors, including the Company, and third-party debt financing, including bank debt secured with trade accounts receivable and inventory pledged as collateral. The financial leverage of these customers may limit or prevent their ability to refinance existing indebtedness or to obtain additional financing and could affect their ability to comply with restrictive debt covenants and meet other obligations. The profile and credit quality of the Company’s mass-market and other retailer customers vary significantly. The novel COVID-19 coronavirus was recognized as a pandemic by the World Health Organization in March 2020. To help limit the spread of the virus, various governments and public health organizations around the world imposed emergency containment measures such as restrictions on travel and business operations and have advised or required physical and social distancing measures. These restrictions and other factors have caused a severe global economic downturn and recessions. Global debt and equity capital markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. Starting in March of fiscal 2020, the Company observed a major reduction in sales for both its imprintable and retail channels due to those restrictions, including the limitation of social gatherings, cancellation of various sporting, entertainment, promotional, and cultural events, school closures, significant restrictions on transborder and international travel, as well as various manufacturing and distribution facility closures and retail store closures throughout North America and internationally. The demand deterioration experienced by the Company was most significant at the onset of the pandemic and continued to varying degrees through the remainder of the year as explained in section 3.0 of this MD&A entitled “COVID-19-related impacts and Back to Basics initiatives”. Accordingly, many of our customers initially saw a major reduction in their sales and operations during this period and took specific measures to minimize operating losses and preserve liquidity, including requests to extend payment terms on the Company’s previously invoiced shipments at the onset of the COVID-19 pandemic. During the latter half of the second quarter of fiscal 2020, certain restrictions imposed by governments and public health organizations were lifted (some only partially), resulting in the reopening of retail store fronts, many with reduced operating hours, and gradual reopening of other sectors of economic activity. As a result, we started to see some economic recovery with sell-through trends for our products starting to partially recover as we progressed through the fiscal year. While many customers made payments on past due invoices during the third and fourth quarters, there still exists a significant amount of uncertainty regarding the impacts of the COVID-19 pandemic on the global economy particularly in light of the recent resurgence in the global number of infections, prompting renewed restrictions across various geographies as explained in section 3.0 of this MD&A entitled “Update on COVID-19-related impacts and Back to Basics initiatives", and consequently on the Company’s exposure to credit loss. The Company continues to believe that its risk of credit loss for many customers increased during fiscal 2020 due to the COVID-19 pandemic, and this increased risk is reflected in the Company’s allowance for expected credit losses as discussed below. Overall, adverse changes in a customer’s financial condition, including those resulting from the COVID-19 pandemic, could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s future purchases, or result in uncollectible trade accounts receivable from that customer. Future credit losses relating to any one of our top ten customers could be material and could result in a material charge to our earnings. The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a dedicated credit function which recommends customer credit limits and payment terms that are reviewed and approved on a quarterly basis by senior management at the Company’s primary sales offices in Christ Church, Barbados. Where available, the Company’s credit departments periodically review external ratings and customer financial statements and, in some cases, obtain bank and other references. New customers are subject to a specific validation and pre-approval process. From time to time, where circumstances warrant, the Company will temporarily transact with customers on a prepayment basis. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk in its entirety and there can be no assurance that these controls will continue to be effective or that the Company’s historical credit loss experience will continue. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 32

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's exposure to credit risk for trade accounts receivable by geographic area was as follows as at:

(in $ millions)	**January 3, 2021**	December 29, 2019
Trade accounts receivable by geographic area:		
United States	**167.1**	263.8
Canada	**11.2**	20.9
Europe and other	**18.2**	36.2
Total trade accounts receivable	**196.5**	320.9

The aging of trade accounts receivable balances was as follows as at:

(in $ millions)	**January 3, 2021**	December 29, 2019
Not past due	**173.4**	301.2
Past due 0-30 days	**16.5**	7.6
Past due 31-60 days	**4.4**	5.3
Past due 61-120 days	**5.9**	3.3
Past due over 121 days	**15.3**	10.7
Trade accounts receivable	**215.5**	328.1
Less allowance for expected credit losses	**(19.0)**	(7.2)
Total trade accounts receivable	**196.5**	320.9

The increase in the past due amounts since the end of fiscal 2019 is primarily due to the adverse economic impacts of the COVID-19 pandemic on our customers' sales volumes and collections, resulting in some of our customers deferring payment in order to manage liquidity in this environment. The Company has been working closely with these customers to agree on payment schedules for past due invoices and new shipping and payment terms for new orders in this environment, which has resulted in a significant decrease in past due amounts as compared to the first and second quarters of fiscal 2020.

In determining its allowance for expected credit losses, the Company applies the simplified approach per IFRS 9, Financial Instruments, and calculates expected credit losses based on lifetime expected credit losses. The Company uses a provision matrix, which segregates its customers by their economic characteristics and allocates expected credit loss rates based on days past due of its trade receivables. Expected credit loss rates are based on the Company's historical credit loss experience, adjusted for forward-looking factors of the economic environment. In light of the COVID-19 pandemic, the Company's provision matrix was adjusted, as its historical experience was not reflective of the current market conditions, including the uncertainties present in the current economic environment, such as the financial viability of its debtors and the continuance of the various levels of government support measures that have been announced. Many of our customers saw a major reduction in their sales and operations during this period and took specific measures to minimize operating losses and preserve liquidity, including requests to extend payment terms on the Company's previously invoiced shipments at the onset of the COVID-19 pandemic. As a result, previously determined loss rates for the individual days past due categories included in the provision matrix were not reflective of expected losses. Therefore, the Company has applied loss rates to individually significant receivables, or sub-categories of individually significant receivables, based on its evaluation of possible outcomes with respect to the collectability of these amounts at the measurement date. The Company increased its expected credit loss rates by reference to macroeconomic loss factors (such as observed and projected GDP decreases or market default rates) to reflect the additional risk of loss that the current economic conditions would indicate. For customers in good standing who have not requested extended payment terms on the Company's previously invoiced shipments, the expected credit loss rates have not been modified. For customers who had initially requested extended payment terms on the Company's previously invoiced shipments and who continue to be impacted by the current economic environment, an expected loss rate ranging between 2% and 10% has been determined using macroeconomic factors, and depending on the customer's historical payment history, the nature of its operations, and its geographic location. For customers previously in default before the pandemic occurred, a significant loss rate has been determined. For the fiscal year ended January 3, 2021, impairment of trade accounts receivable had a $15.5 million impact on net earnings, reflecting an impairment in trade accounts receivable of $20.8 million in the first

GILDAN 2020 REPORT TO SHAREHOLDERS 33

quarter of fiscal 2020 due to the heightened credit risk caused by the COVID-19 pandemic, and an aggregate partial recovery in the impairment of trade accounts receivable of $5.3 million in the remainder of the fiscal year due to a decrease in trade accounts receivable balances. A 10% increase in the expected loss rate for all customers with a balance due as at January 3, 2021 would result in an $22 million increase in the allowance for expected credit losses. In the event that new information becomes available to us that would change the Company's assessment of expected loss, the amounts recorded in allowance for expected credit losses will be updated in the period in which the additional information is received. There is no assurance that our current estimates of recoverability will not change significantly as the COVID-19 pandemic and its related business and societal impacts evolve, which may either require a charge to earnings or a reversal of such allowances in subsequent periods based on revised estimates or actual collection experience. 11.2 Liquidity risk Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. We rely on cash resources, debt, and cash flows generated from operations to satisfy our financing requirements. We may also require access to capital markets to support our operations as well as to achieve our strategic plans. Any impediments to our ability to continue to meet the covenants and conditions contained in our long-term debt agreements as well as our ability to access capital markets, the failure of a financial institution participating in our revolving long-term bank credit facilities, or an adverse perception in capital markets of our financial condition or prospects could have a material impact on our future financing capability. In addition, our access to capital markets and to financing at reasonable terms and interest rates could be influenced by the economic and credit market environment, including a potential prolonged economic downturn and recessions resulting from the unprecedented nature of the COVID-19 pandemic and the continued destabilization of debt and equity markets. We manage liquidity risk through the management of our capital structure and financial leverage, as outlined in note 24 to the 2020 audited annual consolidated financial statements, and section 8.1 entitled "Capital allocation framework" in this MD&A. In addition, we manage liquidity risk by continuously monitoring actual and projected cash flows, taking into account the seasonality of our sales and cash receipts and the expected timing of capital expenditures. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as transactions such as the declaration of dividends, the initiation of share repurchase programs, mergers, acquisitions, and other major investments or divestitures. As a result of the major reduction in sales volumes that began in the second half of March 2020 and continued to varying degrees through the remainder of the year as explained in section 3.0 of this MD&A entitled “COVID-19-related impacts and Back to Basics initiatives”, the Company initiated various pre-emptive measures that seek to minimize operating losses, preserve cash and enhance liquidity and maintain financial flexibility. These measures have included the following: • Concurrent with global government mandated private sector shutdowns, we began to close our manufacturing facilities starting on March 17, 2020, to ensure the safety of our employees and align our operations and inventory levels with the demand environment. Throughout the second quarter, we continued to manage and align our operations and inventory levels with the demand environment and kept the majority of our production facilities idle or operating at low levels, until resuming production at various operating levels across the majority of our facilities later in the quarter to align with improving demand and gradual lifting of shutdown restrictions. Entering the third quarter and continuing through to the end of fiscal 2020, our distribution centres were operational, initially at reduced capacity levels and adjusted in line with demand; • Salaried workforce pay reductions or four-day workweeks were in effect from the end of March 2020 to the end of the second quarter of fiscal 2020; • Headcount reductions to align with current and future demand requirements; • Deferral of non-critical capital spend, discretionary expenses, and raw material receipts; • Tight focus on working capital management; • Additional long-term debt of $400 million secured on April 6, 2020; • Suspension of the Company’s quarterly dividend and share repurchases under the Company’s NCIB program; and • Amendment of the Company's loan and note agreements in order to modify the financial covenants, as described in section 8.2 of this MD&A. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 34

MANAGEMENT'S DISCUSSION AND ANALYSIS

As at January 3, 2021, our available liquidity was $1.56 billion, representing the sum of cash and cash equivalents, the undrawn portion of our unsecured revolving long-term bank credit facility, and the undrawn portion of various overdraft facilities. To stress test the adequacy of our liquidity over the next twelve months, the Company has prepared and assessed financial models which take into account various financial scenarios depending on the duration of the government-imposed containment measures, the efficacy and speed of vaccine rollout, and related impacts on the economy in the countries in which the Company and its customers operate, ranging from a phased reopening of the economy to a more conservative scenario with a slower reopening of economies over the next twelve months as a result of the recent resurgence of COVID-19 infections and the re-implementation of various government containment measures. Based on these financial models, which incorporate the above measures, and the Company's current cash position and available lines of credit, the Company expects to have sufficient liquidity to support its operations over the next twelve months. The Company also believes that it will continue to comply with all of its amended financial covenants under the terms of its revolving facility, both term loan facilities, and notes during this period. However, if economic conditions caused by the COVID-19 pandemic meaningfully worsen, including prolonged government mandated shutdowns in the midst of a sustained level of COVID-19 infections, this could impact the Company's ability to maintain compliance with its amended financial covenants and require the Company to seek additional amendments to its loan and note agreements. There can be no assurance that the Company will be able to secure such additional amendments or waivers from its lenders in the future or to cure any potential defaults should such a situation arise. Any such additional amendments or waivers may impose further restrictions on the Company's ability to declare dividends and to implement share repurchases and business acquisitions, as well as other restrictive covenants. Accordingly, and for other potential reasons, including the Company's overall approach to managing its liquidity, there is no assurance that the Company will reinstate its quarterly dividend or resume share repurchases under its NCIB during the next twelve months or be able to finance any business acquisition opportunities that may arise during this period. The Company will continue to monitor the situation as it unfolds and will seek to adjust its approach accordingly. See section 8.0 entitled "Liquidity and Capital Resources" in this MD&A.

11.2.1 Off-balance sheet arrangements and maturity analysis of contractual obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, as well as minimum royalty payments, which are included in the table of contractual obligations below. The following table sets forth the maturity of our contractual obligations by period as at January 3, 2021.

(in $ millions)	**Carrying amount**	Contractual cash flows	Less than 1 fiscal year	1 to 3 fiscal years	4 to 5 fiscal years	More than 5 fiscal years
Accounts payable and accrued liabilities	**343.7**	343.7	343.7	—	—	—
Long-term debt[(1)]	**1,000.0**	1,000.0	—	550.0	300.0	150.0
Purchase and other obligations	—	289.3	215.4	59.3	14.6	—
Lease obligations	**82.5**	97.3	20.6	27.8	17.9	31.0
Total contractual obligations	**1,426.2**	1,730.3	579.7	637.1	332.5	181.0

(1) Excluding interest

As disclosed in note 23 to our 2020 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at January 3, 2021, the maximum potential liability under these guarantees was $54.6 million, of which $10.5 million was for surety bonds and $44.1 million was for financial guarantees and standby letters of credit.

GILDAN 2020 REPORT TO SHAREHOLDERS 35

MANAGEMENT'S DISCUSSION AND ANALYSIS

11.3 Foreign currency risk

The majority of the Company's cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company's functional and reporting currency. Foreign currency risk is mainly limited to the portion of the Company's business transactions denominated in currencies other than U.S. dollars, primarily for sales and distribution expenses for customers outside the U.S., certain equipment purchases, and head office expenses in Canada. The Company's exposure relates primarily to changes in the U.S. dollar versus the Canadian dollar, the Pound sterling, the Euro, the Australian dollar, the Mexican peso, and the Chinese yuan. For the Company's foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company's cash flows, in the reported amounts for sales and SG&A expenses in its consolidated statement of earnings and comprehensive income, and for property, plant and equipment in its consolidated statement of financial position, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar at the rates of exchange at each reporting dates, the impact of which is reported as a foreign exchange gain or loss and included in financial expenses (net) in the statement of earnings and comprehensive income.

The Company also incurs a portion of its manufacturing costs in foreign currencies, primarily payroll costs paid in Honduran Lempiras, Dominican Pesos, Mexican Pesos, Nicaraguan Cordobas, and Bangladeshi Taka, as well as in Canadian dollars. Significant changes in these currencies relative to the U.S. dollar exchange rate in the future, could have a significant impact on our operating results.

The Company's objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows, by transacting with third parties in U.S. dollars to the maximum extent possible and practical and holding cash and cash equivalents and incurring borrowings in U.S. dollars. The Company monitors and forecasts the values of net foreign currency cash flows and, from time to time will authorize the use of derivative financial instruments, such as forward foreign exchange contracts with maturities of up to three years, to economically hedge a portion of foreign currency cash flows. The Company had forward foreign exchange contracts outstanding as at January 3, 2021, consisting primarily of contracts to sell and buy Canadian dollars, sell Euros, sell Pounds sterling, sell Australian dollars, and sell Mexican pesos in exchange for U.S. dollars. The outstanding contracts and other foreign exchange contracts that were settled during fiscal 2020 were designated as cash flow hedges and qualified for hedge accounting. The underlying risk of the foreign exchange contracts is identical to the hedged risk and, accordingly, we have established a ratio of 1:1 for all foreign exchange hedges. No ineffectiveness was recognized in net earnings, as the change in value used for calculating the ineffectiveness of the hedging instruments was the same as the change in value used for calculating the ineffectiveness of the hedged items. We refer the reader to note 14 to the 2020 audited annual consolidated financial statements for details of these financial derivative contracts and the impact of applying hedge accounting.

The following tables provide an indication of the Company's significant foreign currency exposures included in the consolidated statement of financial position as at January 3, 2021 arising from financial instruments:

									January 3, 2021
(in U.S. $ millions)	**CAD**	**GBP**	**EUR**	**AUD**	**MXN**	**CNY**	**BDT**	**COP**	**JPY**
Cash and cash equivalents	6.0	3.9	4.2	3.8	6.4	2.7	2.9	0.6	0.4
Trade accounts receivable	11.3	—	—	2.7	2.4	3.0	—	4.2	0.2
Prepaid expenses, deposits and other current assets	1.7	—	0.3	—	2.5	0.1	0.9	0.7	—
Accounts payable and accrued liabilities	(16.5)	(1.6)	(2.7)	(0.4)	(1.6)	(2.2)	(3.5)	—	(0.4)

GILDAN 2020 REPORT TO SHAREHOLDERS 36

MANAGEMENT'S DISCUSSION AND ANALYSIS

Based on the Company's foreign currency exposures arising from financial instruments noted above, and the impact of outstanding derivative financial instruments designated as effective hedging instruments, varying the foreign exchange rates to reflect a 5 percent strengthening of the U.S. dollar would have increased (decreased) earnings and other comprehensive income as follows, assuming that all other variables remained constant:

	For the year ended January 3, 2021								
(in U.S. $ millions)	CAD	GBP	EUR	AUD	MXN	CNY	BDT	COP	JPY
Impact on earnings before income taxes	(0.1)	(0.1)	(0.1)	(0.3)	(0.5)	(0.2)	—	(0.3)	—
Impact on other comprehensive income before income taxes	0.9	2.2	2.0	0.3	0.4	—	—	—	—

An assumed 5 percent weakening of the U.S. dollar during the year ended January 3, 2021 would have had an equal but opposite effect on the above currencies to the amounts shown above, assuming that all other variables remain constant.

11.4 Commodity risk

The Company is subject to the commodity risk of cotton prices and cotton price movements, as the majority of its products are made of 100% cotton or blends of cotton and synthetic fibers. The Company is also subject to the risk of fluctuations in the prices of crude oil and petrochemicals as they influence the cost of polyester fibers which are used in many of its products. The Company purchases cotton from third-party merchants, cotton-based yarn from third-party yarn manufacturers, and polyester fibers from third-party polyester manufacturers. The Company assumes the risk of price fluctuations for these purchases. The Company enters into contracts, up to eighteen months in advance of future delivery dates, to establish fixed prices for its cotton and cotton-based yarn purchases and polyester fibers purchases, in order to reduce the effects of fluctuations in the cost of cotton, crude oil, and petrochemicals used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments that would need to be accounted for at fair value in the Company's consolidated financial statements. Without taking into account the impact of fixed price contracts, a change of $0.01 per pound in the price of cotton and polyester fibers would affect the Company's annual raw material costs by approximately $6 million, based on current production levels.

In addition, fluctuations in crude oil or petroleum prices also affect our energy consumption costs and can influence transportation costs and the cost of related items used in our business, including other raw materials we use to manufacture our products such as chemicals, dyestuffs, and trims. We generally purchase these raw materials at market prices.

The Company also has the ability to enter into derivative financial instruments, including futures and option contracts, to manage its exposure to movements in commodity prices. Such contracts are accounted for at fair value in the consolidated financial statements in accordance with the accounting standards applicable to financial instruments. During fiscal 2020, the Company entered into commodity derivative contracts as described in note 14 to the 2020 audited annual consolidated financial statements. The underlying risk of the commodity derivative contracts is identical to the hedged risk and accordingly, we have established a ratio of 1:1 for all commodity derivative hedges. Due to a strong correlation between commodity future contract prices and our purchased costs, we did not experience any significant ineffectiveness on our hedges, other than as disclosed in note 14(d) to the 2020 audited annual consolidated financial statements. We refer the reader to note 14 to the 2020 audited annual consolidated financial statements for details of all our derivative contracts and the impact of applying hedge accounting.

11.5 Interest rate risk

The Company is subject to interest rate risk arising from its $300 million term loan, $100 million of its unsecured notes payable, and amounts drawn on its revolving long-term bank credit facilities, all of which bear interest at a variable U.S. LIBOR-based interest rate, plus a spread.

The Company generally fixes the rates for LIBOR-based borrowings for periods of one to three months. The interest rates on amounts drawn on debt agreements and on any future borrowings will vary and are unpredictable. Increases in interest rates on new debt issuances may result in a material increase in financial charges.

The Company has the ability to enter into derivative financial instruments that would effectively fix its cost of current and future borrowings for an extended period of time. The Company has floating-to-fixed interest rate swaps outstanding to hedge up to $275 million of its floating interest rate exposure on a designated portion of certain long-term debt agreements. The interest rate swap contracts are designated as cash flow hedges and qualify for hedge accounting.

GILDAN 2020 REPORT TO SHAREHOLDERS 37

As our floating rate debt has a variable rate of interest linked to LIBOR as a benchmark for establishing the rate, the anticipated changes to LIBOR after 2021 could impact the cost of our variable rate indebtedness. In July 2017, the United Kingdom’s Financial Conduct Authority (FCA), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. It is likely that banks will not continue to provide submissions for the calculation of LIBOR after 2021 and possible that they may not provide submissions before then. It is impossible to predict whether LIBOR will continue to be viewed as an acceptable market benchmark, what effects any changes to LIBOR or the transition to alternative reference rates may have on variable rate indebtedness or on our business, financial condition, or results of operations. The consequence of these developments cannot be entirely predicted but could include an increase in the cost of our variable rate indebtedness. If LIBOR rates are no longer available or viewed as an acceptable market benchmark, and we and our lenders negotiate the substitution of reference rates in our debt agreements (such as a new widely recognized benchmark rates for newly originated loans) for the calculation of interest rates under our floating rate debt, we may incur expenses in effecting the transition, and may be subject to disputes or litigation with lenders over the appropriateness or comparability to LIBOR of the substitute reference rates. Based on the value of interest-bearing financial instruments during the year ended January 3, 2021, an assumed 0.5 percentage point increase in interest rates during such period would have decreased earnings before income taxes by $3.8 million. An assumed 0.5 percentage point decrease in interest rates would have had an equal but opposite effect on earnings before income taxes, assuming that all other variables remain constant. 12.0 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS Our significant accounting policies are described in note 3 to our 2020 audited annual consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. 12.1 Critical judgments in applying accounting policies The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements: Determination of cash-generating units (CGUs) The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations, and the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be Textile & Sewing and Hosiery. Income taxes The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates, as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 38

12.2 Key sources of estimation uncertainty Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows: Allowance for expected credit losses The Company makes an assessment of whether accounts receivable are collectable, based on an expected credit loss model which factors in changes in credit quality since the initial recognition of trade accounts receivable based on customer risk categories. Credit quality is assessed by taking into account the financial condition and payment history of the Company's customers, and other factors. Furthermore, these estimates must be continuously evaluated and updated. In determining its allowance for expected credit losses, the Company applies the simplified approach per IFRS 9, Financial Instruments, and calculates expected credit losses based on lifetime expected credit losses. The Company uses a provision matrix, which segregates its customers by their economic characteristics and allocates expected credit loss rates based on days past due of its trade receivables. Expected credit loss rates are based on the Company’s historical credit loss experience, adjusted for forward-looking factors of the economic environment. In light of the COVID-19 pandemic, the Company’s provision matrix was adjusted, as its historical experience was not reflective of the current market conditions, including the uncertainties present in the current economic environment, such as the financial viability of its debtors and the continuance of the various levels of government support measures that have been announced. Many of our customers experienced a major reduction in their sales and operations during this period and took specific measures to minimize operating losses and preserve liquidity, including requests to extend payment terms on the Company’s previously invoiced shipments at the onset of the COVID-19 pandemic. As a result, previously determined loss rates for the individual days past due categories included in the provision matrix were not reflective of expected losses. Therefore, the Company has applied loss rates to individually significant receivables, or sub-categories of individually significant receivables, based on its evaluation of possible outcomes with respect to the collectability of these amounts at the measurement date. The Company increased its expected credit loss rates by reference to macroeconomic loss factors (such as observed and projected GDP decreases or market default rates) to reflect the additional risk of loss that the current economic conditions would indicate. For customers in good standing who have not requested extended payment terms on the Company’s previously invoiced shipments, the expected credit loss rates have not been modified. For customers who had initially requested extended payment terms on the Company’s previously invoiced shipments and who continue to be impacted by the current economic environment, an expected loss rate ranging between 2% and 10% has been determined using macroeconomic factors, and depending on the customer's historical payment history, the nature of its operations, and its geographic location. For customers previously in default before the pandemic occurred, a significant loss rate has been determined. A 10% increase in the expected loss rate for all customers with a balance due as at January 3, 2021 would result in an $22 million increase in the allowance for expected credit losses. In the event that new information becomes available to us that would change the Company's assessment of expected loss, the amounts recorded in allowance for expected credit losses will be updated in the period in which the additional information is received. There is no assurance that our current estimates of recoverability will not change significantly as the COVID-19 pandemic and its related business and societal impacts evolve, which may either require a charge to earnings or a reversal of such allowances in subsequent periods based on revised estimates or actual collection experience. The Company is not able to predict changes in the financial condition of its customers, and if circumstances related to its customers’ financial condition deteriorate, the estimates of the recoverability of trade accounts receivable could be materially affected and the Company could be required to record additional allowances. Alternatively, if the Company provides more allowances than needed, a reversal of a portion of such allowances in future periods may be required based on actual collection experience. Inventory valuation The cost of inventories may no longer be recoverable if inventories are discontinued, damaged, in excess quantities, or if their selling prices or estimated forecast of product demand decline. Discontinued, damaged, and excess inventories are carried at the net realizable value, as those inventories are sold below cost in liquidation channels. In determining the net realizable value of finished goods, the Company considers recent recovery rates and current market conditions in these channels. The Company regularly reviews inventory quantities on hand, current production plans, and forecasted future sales, and inventories are written-down to net realizable value when it is determined that they are no longer fully recoverable. There is estimation uncertainty in relation to the identification of excess inventories and in the expected selling prices used in establishing the net realizable value. As at January 3, 2021, a 10% decrease or increase in the expected selling prices used to establish the net realizable value of discontinued, damaged, and excess inventories would result in either a decrease or an increase in inventories of approximately $5.3 million, with a corresponding adjustment to MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 39

cost of sales. If actual market conditions are less favorable than previously projected or if liquidation of the inventory which is no longer deemed fully recoverable is more difficult than anticipated, additional write-downs may be required. Recoverability and impairment of non-financial assets The calculation of fair value less costs of disposal or value in use for purposes of measuring the recoverable amount of non-financial assets involves the use of significant assumptions and estimates with respect to a variety of factors, including expected sales, gross margins, SG&A expenses, cash flows, capital expenditures, and the selection of an appropriate earnings multiple or discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results, earnings multiples obtained by using market comparables as references, and discount rates which are used to reflect market-based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third-party licensing arrangements, changes to the Company’s business strategy, and changes in economic and market conditions can result in actual useful lives and future cash flows that differ significantly from estimates and could result in increased charges for amortization or impairment. Revisions to the estimated useful lives of finite-life non-financial assets or future cash flows constitute a change in accounting estimate and are applied prospectively. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions and the associated cash flows materially decrease, the Company may be required to record material impairment charges related to its non-financial assets. Please refer to note 10 of the audited annual consolidated financial statements for the year ended January 3, 2021 for additional details on the recoverability of the Company’s cash-generating units. Income taxes The Company has unused available tax losses and deductible temporary differences in certain jurisdictions. The Company recognizes deferred income tax assets for these unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which these available tax losses and temporary differences can be utilized. The Company’s projections of future taxable profit involve the use of significant assumptions and estimates with respect to a variety of factors, including future sales and operating expenses. There can be no assurance that the estimates and assumptions used in our projections of future taxable income will prove to be accurate predictions of the future, and in the event that our assessment of the recoverability of these deferred tax assets changes in the future, a material reduction in the carrying value of these deferred tax assets could be required, with a corresponding charge to net earnings. 13.0 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED 13.1 Accounting policies The Company’s audited consolidated financial statements for fiscal 2020 were prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), using the same accounting policies as those applied in its fiscal 2019 audited annual consolidated financial statements, except as described below. Amendments to IFRS 3, Business combinations In October 2018, the IASB issued amendments to IFRS 3, Business combinations. The amendments clarify the definition of a business, with the objective of assisting entities in determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and apply prospectively. Given the prospective application of the amendment, its adoption did not have an impact on the Company’s consolidated financial statements. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 40

13.2 New accounting standards and interpretations not yet applied The following new accounting standards are not effective for the year ended January 3, 2021 and have not been applied in preparing the audited annual consolidated financial statements. Amendments to IAS 1, Presentation of Financial Statements On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non- current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements. Interest Rate Benchmark Reform On September 26, 2019, the IASB published "Interest Rate Benchmark Reform - Phase 1 (Amendments to IFRS 9, IAS 39 and IFRS 7)" as a first reaction to the potential effects the IBOR reform could have on financial reporting. Interbank offered rates ("IBORs") are interest reference rates, such as LIBOR, EURIBOR and TIBOR, that represent the cost of obtaining unsecured funding, in a particular combination of currency and maturity, and in a particular interbank term lending market. The amendments from Phase 1 modified specific hedge accounting requirements so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform. The Company has floating rate debt with a variable rate of interest linked to U.S. LIBOR as a benchmark for establishing the rate in the amount of $800 million outstanding as at January 3, 2021, a portion of which is hedged with $275 million of floating-to-fixed interest rate swaps that are designated as cash flow hedges. The Company early adopted the Phase 1 amendments effective September 30, 2019 (first day of the fourth quarter of fiscal 2019). On August 27 2020, the IASB published "Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) to address issues relating to the modification of financial assets, financial liabilities and lease liabilities, specific hedge accounting requirements, and disclosure requirements when an existing interest rate benchmark is actually replaced. The amendment introduces a practical expedient for modifications required by the reform (modifications required as a direct consequence of the IBOR reform and made on an economically equivalent basis). These modifications are accounted for by updating the effective interest rate. All other modifications are accounted for using the current IFRS requirements. A similar practical expedient is proposed for lessee accounting under IFRS 16. Under the amendments, hedge accounting is not discontinued solely because of the IBOR reform. Hedging relationships (and related documentation) must be amended to reflect modifications to the hedged item, hedging instrument, and hedged risk. Amended hedging relationships should meet all qualifying criteria to apply hedge accounting, including effectiveness requirements. The amendments are effective for annual reporting periods beginning on or after January 1, 2021 and are to be applied retrospectively. Earlier application is permitted. There is no expected impact of the amendment on the Company's consolidated financial statements upon its initial adoption date (January 4, 2021) as the Company has not made any modifications as a direct consequence of the IBOR reform to date. The Company, its lenders, and its counterparties will negotiate the substitution of reference rates in its debt agreements (such as a new widely recognized benchmark rates for newly originated loans) for the calculation of interest rates under its floating rate debt as part of its next extension amendments. In addition, the Company and its counterparties under interest rate swap agreements will negotiate the substitution of reference rates in such agreements at that time. It is too early to determine if any upcoming potential modifications will meet the requirements for the application of the practical expedient. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 41

14.0 DISCLOSURE CONTROLS AND PROCEDURES As stated in the Canadian Securities Administrators’ National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings and Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, disclosure controls and procedures means controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings, or other reports filed or submitted by it under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings, or other reports filed or submitted under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of our disclosure controls and procedures as of January 3, 2021 was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of January 3, 2021. 15.0 INTERNAL CONTROL OVER FINANCIAL REPORTING 15.1 Management’s annual report on internal control over financial reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109. Our internal control over financial reporting means a process designed by, or under the supervision of, an issuer’s certifying officers, and effected by the issuer’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and (3) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the annual financial statements or interim financial reports. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. As a result, due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of January 3, 2021, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation under this framework, our Chief Executive Officer and our Chief Financial Officer concluded that our internal control over financial reporting was effective as of January 3, 2021. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 42

15.2 Attestation report of independent registered public accounting firm KPMG LLP, an independent registered public accounting firm, which audited and reported on our consolidated financial statements, has issued an unqualified report on the effectiveness of our internal control over financial reporting as of January 3, 2021. 15.3 Changes in internal control over financial reporting There have been no changes that occurred during the period beginning on September 28, 2020 and ended on January 3, 2021 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. 16.0 RISKS AND UNCERTAINTIES In addition to the risks previously described under the sections “Financial risk management”, “Critical accounting estimates and judgments”, and those described elsewhere in this MD&A, this section describes the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows, or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows, or business. Our ability to implement our growth strategies and plans The growth of our business depends on the successful execution of our key strategic initiatives, which are described in section 4.0 of this MD&A. Although we are currently selling fashion basics in North America and we have been growing our sales of imprintables in international markets, we may not be successful in further increasing our penetration in these markets, as the required skill set, capabilities, and brand positioning to do so may be different than those the Company possesses or has the ability to develop. Our sales growth opportunities may be limited or negatively impacted by customers, including wholesale distributors and retailers pursuing growth of their own private label offerings that we do not supply which ultimately compete against our own brands. With the rising trend of retailers shifting focus to proprietary private label offerings, our growth prospects may be limited or negatively impacted if we are unsuccessful in securing these types of private label programs. Our financial performance may be negatively impacted if new business that we secure in existing or new channels of distribution has lower economic returns. As consumers increasingly migrate towards on-line shopping, our future sales may be negatively impacted if we fail to continue to grow our sales with, and service, major retailers' e-commerce businesses. From a manufacturing perspective, there can be no assurance that we will successfully add new capacity in Bangladesh or other regions, or that we will not encounter operational issues that may affect or disrupt our current production or supply chain or delay the ramp-up of new facilities required to support sales growth. Our ability to generate cash flows from operations will depend on the success we have in executing our key strategic initiatives, which in turn will ultimately impact our ability to pursue acquisition opportunities. Furthermore, we may be unable to identify acquisition targets, successfully integrate a newly acquired business, or achieve expected benefits and synergies from such integration. Our ability to compete effectively The markets for our products are highly competitive and evolving rapidly. Competition is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. Our competitive strengths include our expertise in building and operating large-scale, vertically integrated manufacturing hubs which have allowed us to operate efficiently and reduce costs, offer competitive pricing, and provide a reliable supply chain. There can be no assurance that we will be able to maintain our low cost manufacturing and distribution structure and remain competitive. As discussed in section 3.3 of this MD&A, we compete with domestic and international manufacturers, brands of well-established U.S. apparel and sportswear companies, as well as our own customers, including retailers and wholesale distributors that are selling basic apparel products under their own private label brands that compete directly with our brands. In addition, shopping trends are also evolving, on-line shopping is growing rapidly, and e-commerce is further intensifying competition in the market as it facilitates competitive entry and comparison shopping. Failure to compete effectively and respond to evolving trends in the market, including intensifying competition from private label brands and e-commerce, and failure to adapt our operations to service the changing needs of our customers could have a negative impact on our business and results of operations. Any changes in our ability to compete effectively in the future may result in the loss of customers to competitors, reduction in customer orders or shelf space, lower prices or the need for additional customer price incentives, and other forms of marketing support to our customers, all of which could have a negative effect on our sales volumes or profitability if we are unable to offset such negative impacts with new business or cost reductions. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 43

Our ability to integrate acquisitions The Company’s strategic opportunities include potential complementary acquisitions that could support, strengthen, or expand our business. The integration of newly acquired businesses may prove to be more challenging, take more time than originally anticipated, or result in significant additional costs and/or operational issues, all of which could negatively affect our financial condition and results of operations. In addition, we may not be able to fully realize expected synergies and other benefits. We may be negatively impacted by changes in general economic and financial conditions General economic and financial conditions, globally or in one or more of the markets we serve, may negatively affect our business. If there is a decline in economic growth and in consumer and commercial activity, and/or if adverse financial conditions exist in the credit markets, as in the case of the global credit crisis in 2008 and 2009 or the novel COVID-19 coronavirus in 2020 (as described below), this may lead to lower demand for our products resulting in sales volume reductions and lower selling prices and may cause us to operate at levels below our optimal production capacity, which would result in higher unit production costs, all of which could negatively affect our profitability and reduce cash flows from operations. Weak economic and financial conditions could also negatively affect the financial condition of our customers, which could result in lower sales volumes and increased credit risk. The nature and extent of the Company’s credit risks are described under the section “Financial risk management” in this MD&A. The novel COVID-19 coronavirus was recognized as a pandemic by the World Health Organization in March 2020. To help limit the spread of the virus, various governments and public health organizations around the world have imposed emergency containment measures such as restrictions on travel and business operations and have advised or required physical and social distancing measures. These restrictions and other factors have caused a severe global economic downturn and recessions. Global debt and equity capital markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. Starting in the second half of March, the Company observed a major reduction in sales for both its imprintable and retail channels due to those restrictions, including the limitation of social gatherings, cancellation of various sporting, entertainment, promotional, and cultural events, school closures, significant restrictions on transborder and international travel, as well as various manufacturing and distribution facility closures and retail store closures throughout North America and internationally. The demand deterioration that began in March continued through the remainder of fiscal 2020 to varying degrees, as explained in section 3.0 of this MD&A entitled “COVID-19-related impacts and Back to Basics initiatives”. Given the impact of these factors the Company began to close its manufacturing facilities starting on March 17, 2020, to ensure the safety of its employees and align its operations and inventory levels with the demand environment. The Company continued to manage and align its operations and inventory levels with the demand environment and kept the majority of its production facilities idle or operating at low levels of capacity during the second quarter. In line with improving demand and the lifting of shut down restrictions, the Company started to resume production at various operating levels across the majority of its facilities later in the second quarter. The Company has also taken other actions in response to the current environment, as indicated in section 3.0 of this MD&A. Although the gradual lifting of certain government restrictions is being observed, the timing of the removal of all government restrictions remains uncertain, as is the timing of resumption of sporting, entertainment, promotional and cultural events, school classes, and return to normal levels of travel. In fact, in response to the recent resurgence of COVID-19 infections, governments in various jurisdictions globally have renewed certain containment measures and shutdowns. Moreover, once the various containment measures are lifted, the timing of any economic recovery is uncertain and consumer behavior and preferences may vary significantly from the pre-pandemic environment, including willingness to engage in previous levels of discretionary spending, visit stores, malls and other public places where our customers operate, attend large social gatherings, and resume travel, which may adversely impact the end use demand for our products. Accordingly, we cannot predict the timing nor the extent of the resumption of our sales to historical levels. The Company has experienced an operating loss during fiscal 2020, due to the deterioration of demand in our markets in this environment, the impact of production inefficiencies resulting from operating at production levels well below capacity, and the various charges impacting the Company as described in section 5.0 of this MD&A. If there is a prolonged economic downturn resulting from the COVID-19 pandemic, or if any of the Company’s major customers do not have sufficient liquidity to allow them to continue to operate through a prolonged economic downturn, the Company may incur additional operating losses in subsequent fiscal quarters, which may adversely affect the Company’s financial position, including cash operating losses, and potential additional asset write-downs and impairments. Further, weak demand for our products may lead to lower selling prices for our products and could negatively affect our margins and cash flow from operations. The COVID-19 pandemic and the current economic environment also exacerbate many of the other risks that MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 44

are disclosed in this MD&A and listed above, as well as liquidity risk and credit risk that are described in section 11.0 of this MD&A entitled “Financial Risk Management”. The duration and full impact of the COVID-19 pandemic remains unknown at this time, as is the efficacy of existing and new government containment and stabilization measures and the efficacy and speed of the vaccine rollout. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may materially and adversely affect the Company's financial condition, results of operations, cash flows, or business in future periods are also subject to significant uncertainty. We rely on a small number of significant customers We rely on a small number of customers for a significant portion of our total sales. In fiscal 2020, our top three customers accounted for 13.1%, 12.3%, and 10.4% (2019 - 13.8%, 18.6%, and 6.9%) of total sales respectively, and our top ten customers accounted for 56.5% (2019 - 59.4%) of total sales. We expect that these customers will continue to represent a significant portion of our sales in the future. Future sales volumes and profitability could be negatively affected should one or more of the following events occur: • a significant customer substantially reduces its purchases or ceases to buy from us, or we elect to reduce the volume of business with or cease to sell to a significant customer, and we cannot replace that business with sales to other customers on similar terms; • a large customer exercises its purchasing power to negotiate lower prices or higher price discounts or requires us to incur additional service and other costs; • a customer experiences operational disruptions due to fires, extreme weather conditions, natural disasters or pandemics (such as COVID-19), information system failures or incidents, and other factors; • further industry consolidation leads to greater customer concentration and competition; and • a customer encounters financial difficulties and is unable to meet its financial obligations. Our customers do not commit to purchase minimum quantities Our contracts with our customers do not require them to purchase a minimum quantity of our products or commit to minimum shelf space allocation for our products. If any of our customers experience a significant business downturn or fail to remain committed to our products, they may reduce or discontinue purchases from us. Although we have maintained long-term relationships with many of our wholesale distributor and retail customers, there can be no assurance that historic levels of business from any of our customers will continue in the future. Our ability to anticipate, identify, or react to changes in consumer preferences and trends While we currently focus on basic products, the apparel industry, particularly within the retail channel, is subject to evolving consumer preferences and trends. Our success may be negatively impacted by changes in consumer preferences which do not fit with Gildan’s core competency of marketing and large-scale manufacturing of basic apparel products. If we are unable to successfully anticipate, identify or react to changing styles or trends, or misjudge the market for our products, our sales could be negatively impacted and we may be faced with unsold inventory which could negatively impact our profitability. In addition, when introducing new products for our customers we may incur additional costs and transitional manufacturing inefficiencies as we ramp-up production or upgrade manufacturing capabilities to support such customer programs, which could negatively impact our profitability. Our ability to manage production and inventory levels effectively in relation to changes in customer demand Demand for our products may vary from year to year. We aim to appropriately balance our production and inventory with our ability to meet market demand. Based on discussions with our customers and internally generated projections reflecting our analysis of factors impacting industry demand, we produce and carry finished goods inventory to meet the expected demand for delivery of specific product categories. If, after producing and carrying inventory in anticipation of deliveries, demand is significantly less than expected, we may have to carry inventory for extended periods of time or sell excess inventory at reduced prices. In either case, our profits would be reduced. Excess inventory could also result in lower production levels, resulting in lower plant and equipment utilization and lower absorption of fixed operating costs. Alternatively, we are also exposed to loss of sales opportunities and market share if we produce insufficient inventory to satisfy our customers’ demand for specific product categories as a result of underestimating market demand or not meeting production targets, in which case our customers could seek to fulfill their product needs from competitors and reduce the amount of business they do with us. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 45

We may be negatively impacted by fluctuations and volatility in the price of raw materials used to manufacture our products Cotton and polyester fibers are the primary raw materials used in the manufacture of our products. We also use chemicals, dyestuffs, and trims which we purchase from a variety of suppliers. The price of cotton fluctuates and is affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation in the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable and beyond our control. In addition, fluctuations in crude oil or petroleum prices affect our energy consumption costs and can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. Fluctuations in energy prices are partly influenced by government policies to address climate change, which could increase our energy costs beyond our current expectations. As discussed under the heading entitled “Commodity risk” in the “Financial risk management” section of this MD&A, the Company purchases cotton and polyester fibers through its yarn-spinning facilities, and also purchases processed cotton yarn and blended yarn from outside vendors, at prices that are correlated with the price of cotton and polyester fibers. The Company may enter into contracts up to eighteen months in advance of future delivery dates to establish fixed prices for cotton, cotton-based yarn, and polyester fiber purchases and reduce the effect of price fluctuations in the cost of cotton and polyester fibers used in the manufacture of its products. For future delivery periods where such fixed price contracts have been entered into, the Company will be protected against cotton and polyester fiber price increases but would not be able to benefit from cotton or polyester fiber price decreases. Conversely, in the event that we have not entered into sufficient fixed priced contracts for cotton or polyester fibers, or have not made other arrangements to lock in the price of cotton or polyester fibers in advance of delivery, we will not be protected against price increases, but will be in a position to benefit from any price decreases. A significant increase in raw material costs, particularly cotton and polyester fiber costs, could have a negative effect on our business, results of operations, and financial condition, if the increase or part of the increase is not mitigated through additional manufacturing and distribution cost reductions and/or higher selling prices, or if resulting selling price increases negatively impact demand for the Company’s products. In addition, when the Company fixes its cotton and polyester fiber costs for future delivery periods and the cost of cotton or polyester fibers subsequently decreases significantly for that delivery period, the Company may need to reduce selling prices, which could have a negative effect on our business, results of operations and financial condition. We rely on key suppliers Our ability to meet our customers’ needs depends on our ability to maintain an uninterrupted supply of raw materials and finished goods from third-party suppliers. More specifically, we source cotton, cotton-based yarns, polyester fibers, chemicals, dyestuffs, and trims primarily from a limited number of outside suppliers. In addition, a substantial portion of the products sold under the Gold Toe® portfolio of brands and licensed brands are purchased from a number of third-party suppliers. Our business, results of operations, and financial condition could be negatively affected if there is a significant change in our relationship with any of our principal suppliers of raw materials or finished goods, or if any of these key suppliers have difficulty sourcing cotton fibers and other raw materials, experience production disruptions, fail to maintain production quality, fail to qualify under our social compliance program, experience transportation disruptions or encounter financial difficulties. These events can result in lost sales, cancellation charges, or excessive markdowns, all of which can have a negative effect on our business, results of operations, and financial condition. We may be negatively impacted by climate, political, social, and economic risks, natural disasters, pandemics, and endemics in the countries in which we operate or from which we source production The majority of our products are manufactured in Central America, primarily in Honduras and Nicaragua, as well as the Caribbean Basin, and to a lesser extent in Bangladesh, as described in the section entitled “Our operations” in this MD&A. We also purchase significant volumes of socks from third-party suppliers in Asia. Some of the countries in which we operate or source from have experienced political, social, and economic instability in the past, and we cannot be certain of their future stability. In addition, most of our facilities and those of our key suppliers are located in geographic regions that are exposed to the risk of, and have experienced in the past, hurricanes, floods, earthquakes, pandemics, and endemics. Any such events in the future could have a negative impact on our business. The following conditions or events could disrupt our supply chain, interrupt operations at our facilities or those of our suppliers and customers, increase our cost of sales and other operating expenses, result in a loss of sales, asset losses, or require additional capital expenditures to be incurred: • fires, extraordinary weather conditions, or natural disasters, such as hurricanes, tornadoes, floods, extreme heat, droughts, tsunamis, typhoons, and earthquakes; • pandemics, such as COVID-19 as described under the risk entitled "We may be negatively impacted by changes in general economic and financial conditions", or endemics • political instability, social and labour unrest, human rights violations, war, or terrorism; MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 46

• disruptions in port activities, shipping and freight forwarding services; and • interruptions in the availability of basic services and infrastructure, including power and water shortages. Our insurance programs do not cover every potential loss associated with our operations, including potential damage to assets, lost sales and profits, and liability that could result from the aforementioned conditions or events. In addition, our insurance may not fully cover the consequences resulting from a loss event, due to insurance limits, sub-limits, or policy exclusions. In addition, we may not be able to obtain adequate insurance coverage in regions in which we operate that have a higher likelihood of experiencing natural disasters. Any occurrence not fully covered by insurance could have a negative effect on our business. Compliance with laws and regulations in the various countries in which we operate and the potential negative effects of litigation and/or regulatory actions Our business is subject to a wide variety of laws and regulations across all of the countries in which we do business, which involves the risk of legal and regulatory actions regarding such matters as international trade, competition, taxation, environmental, health and safety, product liability, employment practices, patent and trademark infringement, corporate and securities legislation, licensing and permits, data privacy, bankruptcies, and other claims. Some of these compliance risks are further described in this "Risks and uncertainties" section of the MD&A. In the event of non-compliance with such laws and regulations, we may be subject to regulatory actions, claims and/or litigation which could result in fines, penalties, claim settlement costs or damages awarded to plaintiffs, legal defense costs, product recalls and related costs, remediation costs, incremental operating costs and capital expenditures to improve future/ongoing compliance, and damage to the Company’s reputation. In addition, non-compliance with certain laws and regulations could result in regulatory actions that could temporarily or permanently restrict or limit our ability to conduct operations as planned, potentially resulting in lost sales, closure costs, and asset write-offs. Due to the inherent uncertainties of litigation or regulatory actions in both domestic and foreign jurisdictions, we cannot accurately predict the ultimate outcome of any such proceedings. Laws and regulations are constantly changing and are often complex, and future compliance cannot be assured. Changes necessary to maintaining compliance with these laws and regulations may increase future compliance costs and have other negative impacts on our business, results of operations, and financial condition. As part of the regulatory and legal environments in which we operate, Gildan is subject to anti-bribery laws that prohibit improper payments directly or indirectly to government officials, authorities, or persons defined in those anti-bribery laws in order to obtain business or other improper advantages in the conduct of business. Failure by our employees, subcontractors, suppliers, agents, and/or partners to comply with anti-bribery laws could impact Gildan in various ways that include, but are not limited to, criminal, civil and administrative legal sanctions, negative publicity, and could have a negative effect on our reputation as well as our business, results of operations, and financial condition. We rely on certain international trade (including multilateral and bilateral) agreements and preference programs and are subject to evolving international trade regulations As a multinational corporation, we are affected by domestic tariffs, including the potential imposition of anti-dumping or countervailing duties on our raw materials and finished goods, international trade legislation, as well as bilateral and multilateral trade agreements and trade preference programs in the countries in which we operate, source, and sell products. In order to remain globally competitive, we have situated our manufacturing facilities in strategic locations to benefit from various free trade agreements and trade preference programs. Furthermore, management continuously monitors new developments and evaluates risks relating to duties including anti-dumping and countervailing duties, tariffs, and trade restrictions that could impact our approach to global manufacturing and sourcing, and adjusts as needed. The Company relies on a number of preferential trade programs which provide duty free access to the U.S. market for goods meeting specified rules of origin, including the U.S.-Mexico-Canada Agreement (USMCA), the Dominican Republic - Central America - United States Free Trade Agreement (CAFTA-DR), the Caribbean Basin Trade Partnership Act (CBTPA), and the Haitian Hemispheric Opportunity through Partnership Encouragement Act (HOPE). In 2020, USMCA replaced the North American Free Trade Agreement (NAFTA), and more closely aligned textile and apparel rules of origin with those in CAFTA-DR. Collectively, these agreements strengthen U.S. economic relations and expand trade with Central America, the Dominican Republic, and Haiti, where we have substantial manufacturing operations and activities. The Company relies on similar arrangements to access the European Union, Canada, and other markets. Changes to trade agreements or trade preference programs that the Company currently relies on may negatively impact our global competitive position. The likelihood that the agreements and preference programs around which we have built our manufacturing supply chain will be modified, repealed, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 47

Recently there has been an increasing focus on U.S. domestic manufacturing that has drawn worldwide attention. While a significant proportion of our costs to manufacture our products originate in the United States, the Company also has significant operations outside the U.S. There can be no assurance that the recent and continuing focus in this area may not attract negative publicity on the Company and its activities, lead to adverse changes in international trade agreements and preference programs that the Company currently relies on, the implementation of anti-dumping or countervailing duties or additional tariffs on the imports of our raw materials and finished goods into the U.S. from other countries, or lead to further tax reform in the U.S. that could increase our effective income tax rate. Furthermore, the imposition of non-tariff barriers by the countries into which we sell our products internationally may also impact our ability to service such markets. Any of such outcomes could negatively impact our ability to compete effectively and negatively affect our results of operations. Most trade agreements provide for the application of special safeguards in the form of reinstatement of normal duties if increased imports constitute a substantial cause of serious injury, or threat thereof, to a domestic industry. The likelihood that a safeguard will be adopted and the extent of its impact on our business cannot be determined with certainty. Furthermore, the imposition of any new domestic tariffs in any of the countries in which we operate may also negatively impact our global competitive position. For example, United States domestic law provides for the application of anti- dumping or countervailing duties on imports of products from certain countries into the United States should determinations be made by the relevant agencies that such imported products have been subsidized and/or are being sold at less than “fair value” and that such imports are causing a material injury to the domestic industry. The mechanism to implement anti-dumping and countervailing duties is available to every World Trade Organization member country. The impact of the imposition of such duties on products we import into the U.S. or other markets cannot be determined with certainty. The United States withdrew from the Trans-Pacific Partnership Agreement (TPP) in 2017, but the other negotiating countries went on to conclude the Comprehensive Progressive Trans-Pacific Partnership (CPTPP) in 2018. Only Australia, Canada, Japan, Mexico, New Zealand, Singapore, and Vietnam have ratified and implemented CPTPP. Brunei, Chile, Malaysia, and Peru will not benefit until they complete their ratification processes. CPTPP may negatively affect our competitive position in some of the countries in which we sell our products. The European Union has an Association Agreement with Central America, including Honduras and Nicaragua, where we have production operations. The European Union also has preferential trade arrangements with other countries. The European Union maintains a Generalized System of Preferences (GSP) and the Everything But Arms programs (EBA). These programs allow free or reduced duty entry into the European Union of qualifying articles, including apparel, from developing countries and least developed countries where we have manufacturing operations, including Haiti and Bangladesh. The European Union also affords preference to qualifying apparel from notable production venues including Vietnam, Myanmar and Pakistan, which could negatively impact our competitive position in the European Union. Any changes to these agreements, could have a negative impact on our operations. On June 23, 2016, the United Kingdom (“UK”) voted to leave the EU (“Brexit”). The transition period for the UK’s withdrawal ended on December 31, 2020, and the UK formally left the EU on January 1, 2021. The UK and EU will likely publish their positions for their future trade relationships early in 2021. While the UK has entered into continuity agreements with Central American and CARIFOROM trade partners and has officially published regulations governing the new UK Generalized System of Preferences program, the competitiveness or our supply chain in the UK and the EU could be negatively impacted if the UK fails to timely implement these agreements and programs. China extends duty-free and quota-free trade benefits to apparel under the Asia-Pacific Trade Agreement and under a special preferential tariff program for least developed countries, including to chief-weight cotton apparel from Bangladesh. Changes to the agreement or preference program could have a negative impact on our operations. In 2021, Bangladesh may graduate from a least developed country to a developing country triggering a three-year grace period and then a reduction or loss of trade preferences for its imports into Canada, the EU, the United Kingdom, Japan, Australia, and other countries. Bangladesh’s reduction or loss of trade preferences and benefits may negatively affect our competitive position in some of the countries in which we sell our products. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 48

Many Chinese imports into the United States are subject to additional trade remedy duties under Section 301 of the Trade Act of 1974. The items on Lists 3, 4A, and 4B under this action include textiles and apparel. Currently, goods on List 4A, which include many apparel articles, are subject to 7.5 percent additional duty. If China does not follow through on its commitments under the January 15, 2020 “Phase 1” agreement with the United States, however, List 4B tariffs could increase to 15 percent. These changes, or the imposition of any further duties on Chinese goods, could negatively impact our operations. The United States has determined that the mass detention of Uyghurs and other ethnic minorities in the Xinjiang Uyghur Autonomous Region (XUAR) of China constitutes forced labour and on January 12, 2021, announced the imposition of withhold release orders (WROs) on the shipment of products containing cotton from the XUAR. As part of these WROs, the U.S. Customs and Border Protection Agency are instructed to detain cotton products including apparel, textiles and other products containing cotton grown or produced by entities operating in the XUAR. On November 30, 2020, the U.S. announced several WROs on XUAR entities including a WRO on cotton and cotton products produced by the Xinjiang Production and Construction Corporation and its subordinate and affiliate entities. Other countries, including Canada and the UK are also looking more closely at forced labour violations. While we do not source product from the XUAR region and have taken increased actions to ensure our entire supply chain is free of any forced labour, there is nonetheless a risk of forced labour on products we source from third parties where we may not have complete visibility into their supply chain. The U.S. Generalized System of Preferences program expired on December 31, 2020. Although the program does not include duty-free preference for textile and apparel products, any renewal of the program incorporating duty-free access of textiles and apparel into the U.S. for beneficiary countries could adversely impact our competitiveness in the United States. The Regional Comprehensive Economic Partnership (RCEP) is a free trade agreement among Australia, Brunei, Cambodia, China, Indonesia, Japan, Laos, Malaysia, Myanmar, New Zealand, the Philippines, Singapore, South Korea, Thailand, and Vietnam. As the benefits of the RCEP are being gradually phased-in, it may negatively affect our competitive position in some of the countries in which we sell our products. Japan's Generalized System of Preferences scheme currently allows duty-free entry of qualifying goods from Bangladesh. Any change to Japan’s GSP preference program could negatively impact our operations. Overall, changes to trade agreements or trade preference programs that we leverage in our key country markets, or new agreements that liberalize access for our competitors, could negatively impact our competitiveness in those markets. The likelihood of such changes, or of modification, suspension, or termination of the agreements and preference programs around which we have built our manufacturing supply chain, and the extent of the impact on our business, cannot be determined with certainty. In addition, the Company is subject to customs audits as well as valuation and origin verifications in the various countries in which it operates. Although we believe that our customs compliance programs are effective at ensuring the eligibility of all goods manufactured for the preferential treatment claimed upon importation, we cannot predict the outcome of any governmental audit or inquiry. The Company operates a U.S. foreign trade zone (FTZ) at one of its distribution warehouses in North Carolina. FTZs enhance efficiencies in the customs entry process and allow for the non-application of duty on certain goods distributed internationally. FTZs are highly regulated operations and while the Company believes it has adequate systems and controls in place to manage the regulatory requirements associated with its FTZ, we cannot predict the outcome of any governmental audit or examination of its FTZ. In recent years, governmental bodies have responded to the increased threat of terrorist activity by requiring greater levels of inspection of imported goods and imposing security requirements on importers, carriers, and others in the global supply chain. These added requirements can sometimes cause delays and increase costs in bringing imported goods to market. We believe we have effectively addressed these requirements in order to maximize velocity in our supply chain, but changes in security requirements or tightening of security procedures, for example, in the aftermath of a terrorist incident, could cause delays in our goods reaching the markets in which we distribute our products. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 49

Textile and apparel articles are generally not subject to specific export restrictions or licensing requirements in the countries where we manufacture and distribute goods. However, the creation of export licensing requirements, imposition of restrictions on export quantities, or specification of minimum export prices could negatively impact our business. In addition, unilateral and multilateral sanctions on dealings with certain countries and persons are unpredictable, and they continue to evolve in response to economic and political events, and could impact our trading relationships with vendors or customers. Factors or circumstances that could increase our effective income tax rate The Company benefits from a low overall effective corporate tax rate as the majority of its profits are earned and the majority of its sales, marketing, and manufacturing operations are carried out in low tax rate jurisdictions in Central America and the Caribbean Basin. The Company’s income tax filing positions and income tax provisions are based on interpretations of applicable tax laws in the jurisdictions in which it operates, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. Although the Company believes its tax filing positions are sustainable, we cannot predict with certainty the outcome of any audit undertaken by taxation authorities in any jurisdictions in which we operate, and the final result may vary compared to the estimates and assumptions used by management in determining the Company’s consolidated income tax provision and in valuing its income tax assets and liabilities. Depending on the ultimate outcome of any such audit, there may be a negative impact on the Company’s financial condition, results of operations, and cash flows. In addition, if the Company were to receive a tax reassessment by a taxation authority prior to the ultimate resolution of an audit, the Company could be required to submit an advance deposit on the amount reassessed. The Company’s overall effective income tax rate may also be adversely affected by the following: changes to current domestic laws in the countries in which the Company operates; changes to or terminations of the income tax treaties the Company currently relies on; an increase in income and withholding tax rates; changes to free trade and export processing zone rules in certain countries where the Company is currently not subject to income tax; changes in domestic laws and income tax treaties that may result from the Organization for Economic Co-operation and Development (OECD) initiatives against base erosion and profit sharing (BEPS); changes to guidance regarding the interpretation and application of domestic laws, free trade and export processing zones, and income tax treaties; increases in the proportion of the Company’s overall profits being earned in higher tax rate jurisdictions due to changes in the locations of the Company’s operations; or other factors. We have not recognized a deferred income tax liability for the undistributed profits of our subsidiaries, as we currently have no intention to repatriate these profits. If our expectations or intentions change in the future, we could be required to recognize a charge to earnings for the tax liability relating to the undistributed profits of our subsidiaries, which would also result in a corresponding cash outflow in the years in which the earnings would be repatriated. As at January 3, 2021, the estimated income tax liability that would result in the event of a full repatriation of these undistributed profits is approximately $57 million. Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company’s overall effective income tax rate is impacted by its assessment of uncertain tax positions and whether additional taxes and interest may be due. The Company’s assessment of uncertain tax positions may be negatively affected as a result of new information, a change in management’s assessment of the technical merits of its positions, changes to tax laws, administrative guidance, and the conclusion of tax audits. Compliance with environmental and health and safety regulations We are subject to various federal, state, and local environmental and occupational health and safety laws and regulations in the jurisdictions in which we operate, concerning, among other things, wastewater discharges, air emissions, storm water flows, and waste disposal. Our manufacturing plants generate some quantities of waste, which are recycled, repurposed, or disposed of by licensed waste management companies, in cases of hazardous waste. Through our Global Environment & Energy Policy, Restricted Substances Code of Practice and Environmental Management System, we seek not only to comply with all applicable laws and regulations, but also to reduce our environmental footprint through an efficient use of our resources, landfill reduction and the prioritization of recycling. Although we believe that we are currently in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located, the extent of our liability, if any, for failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 50

In line with our commitment to the environment, as well as to the health and safety of our employees, we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. There can be no assurance that future changes in federal, state, local, or other regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures, fines/penalties, or result in a disruption to our supply chain that could have an adverse effect on our business. Global climate change could have an adverse impact on our business Global climate change could exacerbate certain of the threats facing our business, including the frequency and severity of acute weather-related events referred to in some of the risks in this section of the MD&A. In addition, longer-term chronic shifts in weather patterns may result in rising sea levels, or declining fresh water availability and quality, which could restrict the capacity and cost effectiveness of our textile operations and impact the cost and availability of our core raw materials such as cotton. The imposition of new laws and regulations regarding climate change can also impact our business, including an increase in environmental compliance costs and the cost of energy and transportation in our operations. We may be unable to recover higher operating costs resulting from global climate change through higher selling prices. Overall, the short-term and longer-term impacts of global climate change are uncertain, and could have an adverse effect on our business, results of operation, or financial condition. Compliance with product safety regulations We are subject to consumer product safety laws and regulations that could affect our business. In the United States, we are subject to the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008, the Federal Hazardous Substances Act, the Flammable Fabrics Act, the Toxic Substances Control Act, and associated rules and regulations. Such laws provide for substantial penalties for non-compliance. These statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children’s products, and for phthalate content in child care articles, including plasticized components of children’s sleepwear. We are also subject to similar laws and regulations, and to additional warning and reporting requirements, in specific U.S. states in which we sell our products. In Canada, we are subject to similar laws and regulations, including the Hazardous Products Act and the Canada Consumer Product Safety Act. In the European Union, we are also subject to the General Product Safety Directive and the Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH), which places responsibility on all manufacturers to identify and manage the risks that chemical substances may pose to human health and to the environment. We are also subject to similar laws and regulations in the other jurisdictions in which we sell our products. In 2020, to assist in combatting the COVID-19 pandemic, we temporarily leveraged our manufacturing facilities to manufacture and sell personal protective equipment (PPE), including both non-medical face masks and gowns, which may be subject to regulation as medical devices in the countries in which we do business. In reaction to the pandemic, the United States Food and Drug Administration (FDA) issued Enforcement Policies as well as umbrella Emergency Use Authorizations (EUAs) with respect to specified types of gowns and masks. Although we are still subject to FDA requirements for labeling and marketing claims, the Enforcement Policy and the EUAs suspend certain pre-market notification, registration, and other requirements. While these authorizations are in effect, we may also benefit from some product liability protection under the Public Readiness and Emergency Preparedness Act (PREP Act). FDA’s current enforcement posture and the PREP Act partially mitigate risk to Gildan of entering a new market, but we cannot eliminate risk in this dynamic environment. Most importantly, the Enforcement Policy and the EUAs apply only as long as the Covid-19 health emergency persists, and we do not know when FDA will terminate the emergency measures. Compliance with existing and future product safety laws and regulations and enforcement policies may require that we incur capital and other costs, which may be significant. Non-compliance with applicable product safety laws and regulations may result in substantial fines and penalties, costs related to the recall, replacement and disposal of non- compliant products, as well as negative publicity which could harm our reputation and result in a loss of sales. Our customers may also require us to meet existing and additional consumer safety requirements, which may result in our inability to provide the products in the manner required. Although we believe that we comply in all material respects with applicable product safety laws and regulations in the jurisdictions in which we operate, the extent of our liability and risk of business interruption, if any, due to failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 51

We may be negatively impacted by changes in our relationship with our employees or changes to domestic and foreign employment regulations We employ over 44,000 employees worldwide. As a result, changes in domestic and foreign laws governing our relationships with our employees, including wage and human resources laws and regulations, fair labour standards, overtime pay, unemployment tax rates, workers’ compensation rates, and payroll taxes, would likely have a direct impact on our operating costs. The majority of our employees are employed outside Canada and the United States. A significant increase in wage rates or the cost of benefit programs in the countries in which we operate could have a negative impact on our operating costs. The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages. Many of our employees are members of labour organizations, and the Company is party to a number of collective bargaining agreements, primarily relating to its sewing operations in Nicaragua and Honduras. If labour relations were to change or deteriorate at any of our facilities or any of our third-party contractors’ facilities, this could negatively affect the productivity and cost structure of the Company’s manufacturing operations. We may experience negative publicity as a result of actual, alleged, or perceived violations of labour laws or international labour standards, unethical labour, and other business practices We are committed to ensuring that all of our operations and contractor operations comply with our strict internal Code of Conduct, local and international laws, and the codes and principles to which we subscribe, including those of the Fair Labor Association (FLA) and the Worldwide Responsible Accredited Production (WRAP). While the majority of our manufacturing operations are conducted through Company-owned facilities, we also utilize third-party contractors, which we do not control, to complement our vertically integrated production. If one of our own manufacturing operations or one of our third-party contractors or sub-contractors violates or is accused of violating local or international labour laws or other applicable regulations, or engages in labour or other business practices that would be viewed, in any market in which our products are sold, as unethical, we could experience negative publicity which could harm our reputation and result in a loss of sales. We may be negatively impacted by changes in third-party licensing arrangements and licensed brands A number of products are designed, manufactured, sourced, and sold under trademarks that we license from third parties, under contractual licensing relationships that are subject to periodic renewal. Because we do not control the brands licensed to us, our licensors could make changes to their brands or business models that could result in a significant downturn in a brand’s business, negatively affecting our sales and results of operations. If any licensor fails to adequately maintain or protect their trademarks, engages in behaviour with respect to the licensed marks that would cause us reputational harm, or if any of the brands licensed to us violates the trademark rights of a third-party or are deemed to be invalid or unenforceable, we could experience a significant downturn in that brand’s business, negatively affecting our sales and results of operations, and we may be required to expend significant amounts on public relations, advertising, legal, and other related costs. In addition, if any of these licensors choose to cease licensing these brands to us in the future, our sales and results of operations would be negatively affected. Our ability to protect our intellectual property rights Our trademarks are important to our marketing efforts and have substantial value. We aggressively protect these trademarks from infringement and dilution through appropriate measures including court actions and administrative proceedings; however, the actions we have taken to establish and protect our trademarks and other intellectual property may not be adequate. We cannot be certain that others will not imitate our products or infringe our intellectual property rights. Infringement or counterfeiting of our products could diminish the value of our brands or otherwise negatively affect our business. In addition, unilateral actions in the United States or other countries, such as changes to or the repeal of laws recognizing trademark or other intellectual property rights, could have an impact on our ability to enforce those rights. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 52

From time to time we are involved in opposition and cancellation proceedings with respect to our intellectual property, which could affect its validity, enforceability, and use. The value of our intellectual property could diminish if others assert rights in, or ownership of, or oppose our applications to register our trademarks and other intellectual property rights. In some cases, there may be trademark owners who have prior rights to our trademarks or to similar trademarks, which could harm our ability to sell products under or register such trademarks. In addition, we have registered trademarks in certain foreign jurisdictions and the laws of foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States or Canada. We do not own trademark rights to all of our brands in all jurisdictions, which may limit the future sales growth of certain branded products in such jurisdictions. Furthermore, actions we have taken to protect our intellectual property rights may not be adequate to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others. In some cases, litigation may be necessary to protect our trademarks and other intellectual property rights, to enforce our rights or defend against claims by third parties alleging that we infringe, dilute, misappropriate, or otherwise violate third- party trademark or other intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, and whether successful or not, could result in substantial costs and diversion of our resources, which could have a negative effect on our business, financial condition, results of operation and cash flows. Any intellectual property litigation claims against us could result in the loss or compromise of our intellectual property rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, and/or require us to rebrand our products and services, any of which could negatively affect our business, results of operations, financial condition, and cash flows. We rely significantly on our information systems for our business operations We place significant reliance on our information systems. Our information systems consist of a full range of supply chain and financial systems. The systems include applications related to product development, planning, manufacturing, distribution, sales, human resources, analytics, and financial reporting. We depend on our information systems to operate our business and make key decisions. These activities include forecasting demand, purchasing raw materials and supplies, designing products, scheduling and managing production, selling to our customers, responding to customer, supplier and other inquiries, managing inventories, shipping goods on a timely basis, managing our employees, and summarizing results. There can be no assurance that we will not experience operational problems with our information systems as a result of system failures, viruses, information security incidents, cyber security incidents, disasters or other causes, or in connection with upgrades to our systems or implementation of new systems. In addition, there can be no assurance that we will be able to timely modify or adapt our systems to meet evolving requirements for our business. Any material disruption or slowdown of our systems could cause operational delays and other impacts that could negatively affect our business and results of operations. We may be negatively impacted by data security breaches or data privacy violations Our business involves the regular collection and use of sensitive and confidential information regarding employees, customers, business partners, vendors, and other third parties. These activities are highly regulated, and privacy and information security laws are complex and constantly changing. Non-compliance with these laws and regulations can lead to legal liability. Furthermore, an information technology system failure or non-availability, cyber security incident, or breach of systems could disrupt our operations, cause the loss of, corruption of, or unauthorized access to business information and data, compromise confidential information, or expose us to regulatory investigation, litigation, or contractual penalties. Divergent technology systems inherited through business acquisitions increase complexity and potential exposure. We use a risk-based approach to mitigating information security risk and data privacy risk. We continue to invest in and improve our data privacy practices, data security threat protection, detection and mitigation policies, procedures and controls, and awareness campaigns to enhance data protection. We seek to detect and investigate all incidents and to prevent their occurrence or recurrence. Senior leadership provides updates to the Corporate Governance and Social Responsibility Committee of any major data security or privacy issues on a quarterly basis, provides strategic updates to the Board of Directors on an annual basis, and has a process in place to communicate time sensitive issues to the Board on an as-needed basis. We are unaware of any material data security or privacy issues over the past three years, and expenses incurred from data security breaches and privacy violations have been negligible over this period. However, given the highly evolving nature and sophistication of security threats and data privacy laws, the impact of any future incident cannot be easily predicted or mitigated, and the costs related to such incidents may not be fully insured or indemnified by other means. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 53

We depend on key management and our ability to attract and/or retain key personnel Our success depends upon the continued contributions of our key management, some of whom have unique talents and experience and would be difficult to replace in the short term. The loss or interruption of the services of a key executive could have a negative effect on our business during the transitional period that would be required to restructure the organization or for a successor to assume the responsibilities of the key management position. Our future success will also depend on our ability to attract and retain key managers, sales people, and other personnel. We may not be able to attract or retain these employees, which could negatively affect our business. 17.0 DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. Adjusted net earnings and adjusted diluted EPS Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, income taxes relating to restructuring and acquisition-related actions, income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted net earnings also excludes impairment of goodwill and intangible assets, net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, the discontinuance of PPE SKUs, the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. These product line initiatives are aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of the strategic initiatives includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 54

MANAGEMENT'S DISCUSSION AND ANALYSIS

(in $ millions, except per share amounts)	Three months ended		Twelve months ended	
	January 3, 2021	December 29, 2019	**January 3, 2021**	December 29, 2019
Net earnings (loss)	**67.4**	32.5	**(225.3)**	259.8
Adjustments for:				
Restructuring and acquisition-related costs	**4.3**	16.0	**48.2**	47.3
Impairment of goodwill and intangible assets	**—**	—	**94.0**	—
Impact of strategic product line initiatives(1)	**26.0**	55.0	**60.0**	55.0
Discontinuance of PPE SKUs(2)	**6.2**	—	**6.2**	—
Net insurance gains(3)	**(9.6)**	—	**(9.6)**	—
Income tax expense (recovery) relating to the above-noted adjustments	**0.9**	(0.9)	**(4.6)**	(3.3)
Income tax recovery related to the revaluation of deferred income tax assets and liabilities(4)	**(5.2)**	(19.2)	**(5.2)**	(19.2)
Adjusted net earnings (loss)	**90.0**	83.4	**(36.3)**	339.6
Basic EPS	**0.34**	0.16	**(1.14)**	1.27
Diluted EPS	**0.34**	0.16	**(1.14)**	1.27
Adjusted diluted EPS	**0.45**	0.41	**(0.18)**	1.66

(1) Includes $29.2 million (2019 - $47.6 million) of inventory write-downs included in cost of sales and the $4.8 million (2019 - $7.4 million) gross profit impact of a sales return allowance for anticipated product returns, related to imprintables discontinued SKUs which reduced net sales by $11.2 million and cost of sales by $6.4 million (2019 - reduced net sales by $19.0 million and cost of sales by $11.6 million), and $26.0 million of inventory write-downs included in cost of sales related to retail discontinued SKUs, as part of the Company's strategic product line initiatives.

(2) During fiscal 2020, in collaboration with various government and customer efforts to help address shortages due to the COVID-19 pandemic, the Company temporarily leveraged its manufacturing capabilities to produce PPE products. This charge (included in cost of sales) reflects the discontinuance of these PPE SKUs given that they are not in the Company's normal product line and that these shortages have now been addressed.

(3) Net insurance gains are related to the two hurricanes which impacted the Company's operations in Central America in November 2020, consisting of the following costs which were more than offset by related accrued insurance recoveries to date: losses on disposal of unrepairable equipment and damaged inventory equal to their net book value, salary and benefits continuation for idle employees while production was interrupted, equipment repair and clean-up costs, and unabsorbed salary, benefits, and overhead costs, that resulted from the related production interruptions.

(4) Includes an income tax recovery of $5.2 million (2019 - $19.2 million) pursuant to the recognition of previously de-recognized (in fiscal 2018 and fiscal 2017 pursuant to the organizational realignment plan) deferred income tax assets as a result of a re-assessment of the probability of realization of such deferred income tax assets.

Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2020 REPORT TO SHAREHOLDERS 55

MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted gross profit and adjusted gross margin

Adjusted gross profit is calculated as gross profit excluding the impact of net insurance gains related to the two hurricanes which impacted the Company's operations in Central America, the discontinuance of PPE SKUs, the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company's decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. These product line initiatives are aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of the strategic initiatives includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. Adjusted gross margin is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. The Company uses adjusted gross profit and adjusted gross margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended	
(in $ millions, or otherwise indicated)	**January 3, 2021**	December 29, 2019	**January 3, 2021**	December 29, 2019
Gross profit	**155.5**	118.2	**249.1**	704.5
Adjustment for:				
Impact of strategic product line initiatives(1)	**26.0**	55.0	**60.0**	55.0
Discontinuance of PPE SKUs(1)	**6.2**	—	**6.2**	—
Net insurance gains(1)	**(9.6)**	—	**(9.6)**	—
Adjusted gross profit	**178.1**	173.2	**305.7**	759.5
Gross margin	**22.5%**	17.9%	**12.6%**	24.9%
Adjusted gross margin(2)	**25.8%**	25.6%	**15.3%**	26.7%

(1) See footnotes to table "Adjusted net earnings and adjusted diluted EPS" in section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

(2) Calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs.

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Adjusted operating income and adjusted operating margin

Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating income also excludes impairment of goodwill and intangible assets, net insurance gains related to the two hurricanes which impacted the Company's operations in Central America, the discontinuance of PPE SKUs, the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company's decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. These product line initiatives are aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of the strategic initiatives includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. Adjusted operating margin is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

GILDAN 2020 REPORT TO SHAREHOLDERS 56

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended		Twelve months ended	
(in $ millions, or otherwise indicated)	**January 3, 2021**	December 29, 2019	**January 3, 2021**	December 29, 2019
Operating income (loss)	**78.8**	24.3	**(180.8)**	289.0
Adjustment for:				
Restructuring and acquisition-related costs	**4.3**	16.0	**48.2**	47.3
Impairment of goodwill and intangible assets	**—**	—	**94.0**	—
Impact of strategic product line initiatives(1)	**26.0**	55.0	**60.0**	55.0
Discontinuance of PPE SKUs(1)	**6.2**	—	**6.2**	—
Net insurance gains(1)	**(9.6)**	—	**(9.6)**	—
Adjusted operating income	**105.7**	95.3	**18.0**	391.3
Operating margin	**11.4 %**	3.7 %	**(9.1)%**	10.2 %
Adjusted operating margin(2)	**15.3 %**	14.1 %	**0.9 %**	13.8 %

(1) See footnotes to table "Adjusted net earnings and adjusted diluted EPS" in section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) Calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Adjusted EBITDA

Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment of goodwill and intangible assets, net insurance gains related to the two hurricanes which impacted the Company's operations in Central America, the discontinuance of PPE SKUs, the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company's decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. These product line initiatives are aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of the strategic initiatives includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company's ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended	
(in $ millions)	**January 3, 2021**	December 29, 2019	**January 3, 2021**	December 29, 2019
Net earnings (loss)	**67.4**	32.5	**(225.3)**	259.8
Restructuring and acquisition-related costs	**4.3**	16.0	**48.2**	47.3
Impairment of goodwill and intangible assets	**—**	—	**94.0**	—
Impact of strategic product line initiative(1)	**26.0**	55.0	**60.0**	55.0
Discontinuance of PPE SKUs(1)	**6.2**	—	**6.2**	—
Net insurance gains(1)	**(9.6)**	—	**(9.6)**	—
Depreciation and amortization	**39.6**	33.0	**147.2**	156.8
Financial expenses, net	**13.1**	9.5	**48.5**	39.2
Income tax recovery	**(1.7)**	(17.8)	**(4.1)**	(10.0)
Adjusted EBITDA	**145.3**	128.2	**165.1**	548.1

(1) See footnotes to table "Adjusted net earnings and adjusted diluted EPS" in section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2020 REPORT TO SHAREHOLDERS 57

Free cash flow Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets. (in $ millions) 2020 2019 Cash flows from operating activities 415.0 361.0 Cash flows used in investing activities (57.5) (135.8) Adjustment for: Business acquisitions — 1.3 Free cash flow 357.5 226.5 Certain minor rounding variances exist between the consolidated financial statements and this summary. Total indebtedness and net indebtedness Total indebtedness is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company. January 3, 2021 December 29, 2019(in $ millions) Long-term debt and total bank indebtedness 1,000.0 845.0 Lease obligations 82.5 81.5 Total indebtedness 1,082.5 926.5 Cash and cash equivalents (505.3) (64.1) Net indebtedness 577.2 862.4 Certain minor rounding variances exist between the consolidated financial statements and this summary. Net debt leverage ratio The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a fiscal year-end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. Due to the current economic environment, the Company is above its target range at the end of fiscal 2020. The Company uses and believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company. January 3, 2021 December 29, 2019(in $ millions, or otherwise indicated) Adjusted EBITDA for the trailing twelve months 165.1 548.1 Adjustment for: Business acquisitions — — Pro-forma adjusted EBITDA for the trailing twelve months 165.1 548.1 Net indebtedness 577.2 862.4 Net debt leverage ratio(1) 3.5 1.6 (1) The Company's total net debt to EBITDA ratio for purposes of its loan and note agreements was 1.3 at January 3, 2021. Refer to section 8.2 of this MD&A. Certain minor rounding variances exist between the consolidated financial statements and this summary. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 58

Return on net assets Return on net assets (RONA) is defined as the ratio of adjusted net earnings, excluding net financial expenses and the amortization of intangible assets (excluding software) net of income tax recoveries related thereto, to average net assets for the last five quarters. Net assets are defined as the sum of total assets, excluding cash and cash equivalents, net deferred income taxes, and the accumulated amortization of intangible assets (excluding software), less total current liabilities excluding the current portion of lease obligations. The Company uses RONA as a performance indicator to measure the efficiency of its invested capital. January 3, 2021 December 29, 2019(in $ millions) Average total assets 3,226.9 3,254.1 Average cash and cash equivalents (354.7) (59.6) Average net deferred income taxes (13.1) (2.0) Average accumulated amortization of intangible assets, excluding software 233.2 159.4 Average total current liabilities, excluding the current portion of lease obligations (364.5) (364.0) Average net assets 2,727.8 2,987.9 (in $ millions, or otherwise indicated) 2020 2019 Adjusted net earnings (loss) (36.3) 339.6 Financial expenses, net (nil income taxes in both years) 48.5 39.2 Amortization of intangible assets, excluding software (net of nil income taxes in both years) 14.3 17.3 Return 26.5 396.1 RONA 1.0% 13.3 % Certain minor rounding variances exist between the consolidated financial statements and this summary. MANAGEMENT'S DISCUSSION AND ANALYSIS GILDAN 2020 REPORT TO SHAREHOLDERS 59

CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 60 MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s annual report on internal control over financial reporting” included in Management’s Discussion and Analysis for the fiscal year ended January 3, 2021. Management is also responsible for the preparation and presentation of other financial information included in the 2020 Annual Report and its consistency with the consolidated financial statements. The Audit and Finance Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors and internal auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit and Finance Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit and Finance Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. The consolidated financial statements have been independently audited by KPMG LLP, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company. In addition, our auditors have issued a report on the Company’s internal controls over financial reporting as of January 3, 2021. KPMG LLP has direct access to the Audit and Finance Committee of the Board of Directors. (Signed: Glenn J. Chamandy) (Signed: Rhodri J. Harries) Glenn J. Chamandy Rhodri J. Harries President and Chief Executive Officer Executive Vice-President, Chief Financial and Administrative Officer February 24, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Shareholders and Board of Directors of Gildan Activewear Inc.: Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated statements of financial position of Gildan Activewear Inc. (the "Company") as of January 3, 2021 and December 29, 2019, the related consolidated statements of earnings and comprehensive income, changes in equity, and cash flows for the years ended January 3, 2021 and December 29, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 3, 2021 and December 29, 2019, and its financial performance and its cash flows for the years ended January 3, 2021 and December 29, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of January 3, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 24, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Assessment and Allocation of Inventory Costs As discussed in Note 7 to the consolidated financial statements, the inventories balance as of January 3, 2021 was $728.0 million, of which work in process and finished goods represented $603.7 million. As discussed in Note 3(e) to the consolidated financial statements, inventories are stated at the lower of cost, determined on a first-in, first-out basis, and net realizable value. As the Company manages its day-to-day production costs and inventories using a standard costing system, variances arise between these standard costs and the actual manufacturing costs. Adjustments are therefore required at period-end to measure inventories at their actual cost. This involves accumulating manufacturing variances at each stage of the Company’s vertically-integrated manufacturing process and identifying costs to be expensed immediately to cost of sales. Such costs include additional costs incurred as a result of operating below normal capacity and abnormal costs. The Company then applies a variance deferral factor, based primarily on the number of days of inventories on hand, to estimate the variances to be included in ending inventories. The determination of the variance CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 61

deferral factor involves estimation. The combination of automated and non-automated systems and processes using data obtained from different geographical locations results in complexity in accumulation of manufacturing costs and in the identification of costs to be expensed immediately. As discussed in Note 16(c) to the consolidated financial statements, during the year ended January 3, 2021, the Company recorded manufacturing costs to be expensed immediately to cost of sales as a result of the COVID-19 pandemic and the two hurricanes in Central America. We identified the assessment of costs directly related to the conversion of raw materials to finished goods and the allocation of manufacturing variances to the carrying value of inventories as a critical audit matter. A higher degree of auditor judgment and audit effort was required in testing the costs included in the carrying value of inventories and evaluating the variance deferral factor used in allocating the manufacturing variances given the complexity of the process. The folllowing are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s inventory costing process, including controls related to: (1) identifying costs to be expensed immediately; and (2) establishing the variance deferral factor. We tested the eligibility of costs for recognition in inventories by: (1) assessing the nature of costs included in inventories by inspecting a sample of transactions recorded as manufacturing costs and tracing them to underlying documentation; (2) analysing manufacturing variances to identify the existence of costs to be expensed immediately; and (3) assessing changes in production activity to identify costs to be expensed immediately. We assessed the variance deferral factor based on days of inventory on hand, which included testing certain of the inputs to the calculation Evaluation of Net Realizable Value of Finished Goods Inventories As discussed in Note 7 to the consolidated financial statements, the inventories balance as of January 3, 2021 was $728.0 million, of which $561.2 million relates to finished goods inventories. As discussed in Notes 3(e) and 3(dd) to the consolidated financial statements, inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price of finished goods in normal sales channels, or where applicable, liquidation channels, less estimated costs of completion and selling expenses. Discontinued, damaged, and excess finished goods inventories are carried at the net realizable value, as those inventories are sold below cost in liquidation channels. In determining net realizable value of finished goods, the Company considers recent recovery rates and current market conditions in these channels. There is estimation uncertainty in relation to the identification of excess finished goods inventories which are based on certain criteria developed by the Company, and in the expected selling prices used in establishing net realizable values for the excess and discontinued finished goods. During the year ended January 3, 2021, the Company recorded write-downs of inventory in the amount of $108.1 million as a result of product line reduction and decline in the net realizable value of certain products due to the current market conditions. We identified the evaluation of net realizable value of finished goods inventories to be a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the determination of the (1) excess finished goods inventories and (2) the expected selling prices used in the establishing net realizable value for excess and discontinued finished goods. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s inventory valuation process, including controls related to the determination of the (1) excess finished goods inventories and (2) expected selling prices. We evaluated the criteria developed by the Company to identify excess finished goods inventories by assessing the consistent application of the criteria as compared to prior years and in relation to current market conditions and business plans. We also determined whether inventory that met these criteria has been identified by the Company as excess. In addition, we compared the Company’s estimate of the expected selling price used in establishing net realizable value for excess and discontinued finished goods to historical selling prices adjusted for current market conditions and to most recent selling prices. Assessment of the Carrying Value of Goodwill and Indefinite Life Intangible Assets in the Hosiery Cash Generating Unit (“CGU”) As discussed in Note 10 to the consolidated financial statements, the goodwill and indefinite life intangible asset balances as of January 3, 2021 in aggregate were $386.2 million, of which $86.1 million related to the Hosiery CGU. As discussed in notes 3(j) and 3(dd) to the consolidated financial statements, the Company performs impairment testing on an annual basis or whenever events or changes in circumstances indicate that the carrying value of a reporting unit might exceed its recoverable amount, which is determined using the fair value less costs of disposal method. The Company’s assessment of the recoverable amount incorporates assumptions including estimated sales volumes, selling prices, gross margins and selling, general and administrative (“SG&A”) expenses in determining the risk-adjusted recurring forecasted earnings before financial expenses, income taxes, depreciation and amortization, and restructuring and acquisition-related costs (“adjusted EBITDA”) and the multiple applied to the adjusted EBITDA (“adjusted EBITDA multiple”). During the year ended January 3, 2021, the Company recorded an impairment charge of $94.0 million in the Hosiery CGU. CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 62

We identified the assessment of the carrying value of goodwill and indefinite life intangible assets in the Hosiery CGU as a critical audit matter. There was a high degree of subjective auditor judgment required to evaluate the above noted assumptions used in determining the recoverable amount. The sensitivity of reasonably possible changes to those assumptions could have a significant impact on the determination of the recoverable amount of the Hosiery CGU and the Company’s assessment of impairment, because the estimated recoverable amount approximated the carrying value as at January 3, 2021. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s impairment assessment process, including controls related to (1) determining the adjusted EBITDA and the assumptions underlying its determination; and (2) identifying comparable peer companies and determining the adjusted EBITDA multiple. We evaluated the adjusted EBITDA for the Hosiery CGU by comparing the Company’s historical adjusted EBITDA forecasts to actual results and by examining the historical trend analysis of both increases and decreases in actual revenue, gross margin and SG&A expenses as compared to the forecasted amounts. We challenged the adjustments made to historical data by evaluating the reasonableness of adjustments through independent corroboration. We involved valuation professionals with specialized skills and knowledge, who assisted in: • evaluating the adjusted EBITDA multiple used by the Company by comparing to publicly available EBITDA multiples for comparable entities; • and assessing the recoverable amount by developing a range of recoverable amounts for the Hosiery CGU using possible forecasted adjusted EBITDA amounts and adjusted EBITDA multiples, and comparing to the recoverable amount determined by the Company. We have served as the Company's auditor since fiscal 1996. Montréal, Canada February 24, 2021 CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 63

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Shareholders and Board of Directors of Gildan Activewear Inc.: Opinion on Internal Control Over Financial Reporting We have audited Gildan Activewear Inc.’s (the "Company") internal control over financial reporting as of January 3, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 3, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of January 3, 2021 and December 29, 2019, the related consolidated statements of earnings and comprehensive income, changes in equity, and cash flows for the years ended January 3, 2021 and December 29, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated February 24, 2021 expressed an unqualified opinion on those consolidated financial statements. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management’s annual report on internal control over financial reporting" included in Management’s Discussion and Analysis for the year ended January 3, 2021. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 64

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Montréal, Canada February 24, 2021 CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 65

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars)

	January 3, 2021	December 29, 2019
Current assets:		
Cash and cash equivalents (note 5)	**$ 505,264**	$ 64,126
Trade accounts receivable (note 6)	**196,480**	320,931
Income taxes receivable	**4,632**	—
Inventories (note 7)	**727,992**	1,052,052
Prepaid expenses, deposits and other current assets	**110,105**	77,064
Total current assets	**1,544,473**	1,514,173
Non-current assets:		
Property, plant and equipment (note 8)	**896,800**	994,980
Right-of-use assets (note 9(a))	**59,445**	73,539
Intangible assets (note 10)	**289,901**	383,864
Goodwill (note 10)	**206,636**	227,865
Deferred income taxes (note 18)	**17,689**	9,917
Other non-current assets	**6,004**	6,732
Total non-current assets	**1,476,475**	1,696,897
Total assets	**$ 3,020,948**	$ 3,211,070
Current liabilities:		
Accounts payable and accrued liabilities	**$ 343,722**	$ 406,631
Income taxes payable	**—**	1,255
Current portion of lease obligations (note 9(b))	**15,884**	14,518
Total current liabilities	**359,606**	422,404
Non-current liabilities:		
Long-term debt (note 11)	**1,000,000**	845,000
Lease obligations (note 9(b))	**66,580**	66,982
Other non-current liabilities (note 12)	**35,865**	42,190
Total non-current liabilities	**1,102,445**	954,172
Total liabilities	**1,462,051**	1,376,576
Commitments, guarantees and contingent liabilities (note 23)		
Equity (note 13):		
Share capital	**183,938**	174,218
Contributed surplus	**24,936**	32,769
Retained earnings	**1,359,061**	1,628,042
Accumulated other comprehensive income	**(9,038)**	(535)
Total equity attributable to shareholders of the Company	**1,558,897**	1,834,494
Total liabilities and equity	**$ 3,020,948**	$ 3,211,070

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

(Signed: Glenn J. Chamandy)
Glenn J. Chamandy
Director

(Signed: Russell Goodman)
Russell Goodman
Director

GILDAN 2020 REPORT TO SHAREHOLDERS 66

GILDAN ACTIVEWEAR INC. CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME Fiscal years ended January 3, 2021 and December 29, 2019 (in thousands of U.S. dollars, except per share data) 2020 2019 Net sales (note 25) $ 1,981,276 $ 2,823,901 Cost of sales (note 16(c)) 1,732,217 2,119,440 Gross profit 249,059 704,461 Selling, general and administrative expenses (note 16(a)) 272,306 340,487 Impairment of trade accounts receivable (note 6) 15,453 27,652 Restructuring and acquisition-related costs (note 17) 48,154 47,329 Impairment of goodwill and intangible assets (note 10) 93,989 — Operating income (loss) (180,843) 288,993 Financial expenses, net (note 14(c)) 48,530 39,168 Earnings (loss) before income taxes (229,373) 249,825 Income tax recovery (note 18) (4,091) (9,984) Net earnings (loss) (225,282) 259,809 Other comprehensive income (loss), net of related income taxes: Cash flow hedges (note 14(d)) (8,503) (3,917) Actuarial gain (loss) on employee benefit obligations (note 12(a)) 12,142 (1,296) 3,639 (5,213) Comprehensive income (loss) $ (221,643) $ 254,596 Earnings (loss) per share (note 19): Basic $ (1.14) $ 1.27 Diluted $ (1.14) $ 1.27 See accompanying notes to consolidated financial statements. CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 67

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Fiscal years ended January 3, 2021 and December 29, 2019
(in thousands or thousands of U.S. dollars)

	Share capital			Accumulated other		
	Number	Amount	Contributed surplus	comprehensive income (loss)	Retained earnings	Total equity
Balance, December 31, 2018	206,732	$ 159,858	$ 32,490	$ 3,382	$ 1,740,342	$ 1,936,072
Adjustments relating to initial adoption of new accounting standards (note 2(c))	—	—	—	—	(2,176)	(2,176)
Adjusted balance, December 31, 2018	206,732	159,858	32,490	3,382	1,738,166	1,933,896
Share-based compensation	—	—	16,115	—	—	16,115
Shares issued under employee share purchase plan	50	1,651	—	—	—	1,651
Shares issued pursuant to exercise of stock options	443	12,198	(3,374)	—	—	8,824
Shares issued or distributed pursuant to vesting of restricted share units	267	7,415	(13,416)	—	—	(6,001)
Shares repurchased for cancellation (note 13(d))	(8,218)	(6,738)	—	—	(250,495)	(257,233)
Share repurchases for settlement of non-Treasury RSUs (note 13(e))	(262)	(166)	—	—	(6,842)	(7,008)
Dividends declared	—	—	954	—	(111,300)	(110,346)
Transactions with shareholders of the Company recognized directly in equity	(7,720)	14,360	279	—	(368,637)	(353,998)
Cash flow hedges (note 14(d))	—	—	—	(3,917)	—	(3,917)
Actuarial loss on employee benefit obligations (note 12(a))	—	—	—	—	(1,296)	(1,296)
Net earnings	—	—	—	—	259,809	259,809
Comprehensive income (loss)	—	—	—	(3,917)	258,513	254,596
Balance, December 29, 2019	199,012	$ 174,218	$ 32,769	$ (535)	$ 1,628,042	$ 1,834,494
Share-based compensation	—	—	1,954	—	—	1,954
Shares issued under employee share purchase plan	73	1,381	—	—	—	1,381
Shares issued pursuant to exercise of stock options	87	2,504	(895)	—	—	1,609
Shares issued or distributed pursuant to vesting of restricted share units	194	6,657	(9,228)	—	—	(2,571)
Shares repurchased for cancellation (note 13(d))	(843)	(744)	—	—	(22,472)	(23,216)
Share repurchases for settlement of non-Treasury RSUs (note 13(e))	(116)	(78)	—	—	(2,480)	(2,558)
Dividends declared	—	—	336	—	(30,889)	(30,553)
Transactions with shareholders of the Company recognized directly in equity	(605)	9,720	(7,833)	—	(55,841)	(53,954)
Cash flow hedges (note 14(d))	—	—	—	(8,503)	—	(8,503)
Actuarial gain on employee benefit obligations (note 12(a))	—	—	—	—	12,142	12,142
Net loss	—	—	—	—	(225,282)	(225,282)
Comprehensive loss	—	—	—	(8,503)	(213,140)	(221,643)
Balance, January 3, 2021	**198,407**	**$ 183,938**	**$ 24,936**	**$ (9,038)**	**$ 1,359,061**	**$ 1,558,897**

See accompanying notes to consolidated financial statements.

GILDAN 2020 REPORT TO SHAREHOLDERS 68

GILDAN ACTIVEWEAR INC. CONSOLIDATED STATEMENTS OF CASH FLOWS Fiscal years ended January 3, 2021 and December 29, 2019 (in thousands of U.S. dollars) 2020 2019 Cash flows from (used in) operating activities: Net earnings (loss) $ (225,282) $ 259,809 Adjustments to reconcile net earnings to cash flows from operating activities (note 21(a)) 297,802 175,548 72,520 435,357 Changes in non-cash working capital balances: Trade accounts receivable 125,150 (3,515) Income taxes (5,747) 2,969 Inventories 320,384 (115,082) Prepaid expenses, deposits and other current assets (34,801) (8,320) Accounts payable and accrued liabilities (62,476) 49,621 Cash flows from operating activities 415,030 361,030 Cash flows from (used in) investing activities: Purchase of property, plant and equipment (50,670) (128,676) Purchase of intangible assets (7,670) (11,558) Business acquisitions — (1,300) Proceeds on disposal of property, plant and equipment 830 5,783 Cash flows used in investing activities (57,510) (135,751) Cash flows from (used in) financing activities: (Decrease) increase in amounts drawn under revolving long-term bank credit facility (245,000) 176,000 Proceeds from term loan 400,000 — Payment of lease obligations (15,418) (13,534) Dividends paid (30,553) (110,346) Proceeds from the issuance of shares 2,854 10,318 Repurchase and cancellation of shares (note 13(d)) (23,216) (257,233) Share repurchases for settlement of non-Treasury RSUs (note 13(e)) (2,558) (7,008) Withholding taxes paid pursuant to the settlement of non-Treasury RSUs (2,571) (6,001) Cash flows from (used in) financing activities 83,538 (207,804) Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies 80 (6) Net increase in cash and cash equivalents during the fiscal year 441,138 17,469 Cash and cash equivalents, beginning of fiscal year 64,126 46,657 Cash and cash equivalents, end of fiscal year $ 505,264 $ 64,126 Cash paid (included in cash flows from operating activities): Interest $ 35,648 $ 33,149 Income taxes, net of refunds 9,318 10,796 Supplemental disclosure of cash flow information (note 21) See accompanying notes to consolidated financial statements. CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Fiscal years ended January 3, 2021 and December 29, 2019 (Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated) 1. REPORTING ENTITY: Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, hosiery and underwear. The Company's fiscal year ends on the Sunday closest to December 31 of each year. The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These consolidated financial statements are as at and for the fiscal years ended January 3, 2021 and December 29, 2019 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL. 2. BASIS OF PREPARATION: (a) Statement of compliance: These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements for the fiscal year ended January 3, 2021 were authorized for issuance by the Board of Directors of the Company on February 24, 2021. (b) Basis of measurement: These consolidated financial statements have been prepared on the historical cost basis except for the following items in the consolidated statements of financial position: • Derivative financial instruments which are measured at fair value; • Employee benefit obligations related to defined benefit plans which are measured at the present value of the defined benefit obligations, net of advance payments made to employees thereon; • Liabilities for cash-settled share-based payment arrangements which are measured at fair value, and equity- classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-based payment; • Discontinued, damaged, and excess finished inventories which are carried at the net realizable value; • Provisions for decommissioning, site restoration costs, and onerous contracts which are measured at the present value of the expenditures expected to be required to settle the obligation; and • Identifiable assets acquired and liabilities assumed in connection with a business combination which are initially measured at fair value. These consolidated financial statements are presented in U.S. dollars, which is the Company's functional currency. (c) Initial application of new or amended accounting standards: During the year ended January 3, 2021, the Company adopted the following new or amended accounting standards: Amendments to IFRS 3, Business combinations In October 2018, the IASB issued amendments to IFRS 3, Business combinations. The amendments clarify the definition of a business, with the objective of assisting entities in determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and apply prospectively. Given the prospective application of the amendment, its adoption did not have an impact on the Company’s consolidated financial statements. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 70

2. BASIS OF PREPARATION (continued): (c) Initial application of new or amended accounting standards (continued): During the year ended December 29, 2019, the Company adopted the following new accounting standards: Leases IFRS 16, Leases, specifies how to recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize a right-of-use ("ROU") asset representing its right to use the underlying asset and a liability representing its obligation to make lease payments ("lease obligation"), for all leases unless the Company elects to exclude leases when the lease term is twelve months or less, or the underlying asset has a low monetary value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. Effective December 31, 2018 (date of initial application), the Company adopted IFRS 16 using the modified retrospective transition approach. When applying the modified retrospective transition approach, for leases previously classified as operating leases under IAS 17 and IFRIC 4, on initial application, a lessee is permitted to measure the ROU asset, on a lease-by-lease basis, using one of two methods: (1) as if IFRS 16 had always been applied, using the incremental borrowing rate at the date of initial application; or (2) at an amount equal to the lease liability (subject to certain adjustments). The Company applied the first option to certain leases, which resulted in a lower carrying amount of the ROU asset at the date of initial application as compared to the lease liability, for those leases. For the remainder of the leases, the Company recognized the ROU assets based on the corresponding lease liability. In addition, $1.9 million of deferred lease credits (relating to lease inducements) that were recorded in accounts payable and accrued liabilities were derecognized with a corresponding transition adjustment to retained earnings on transition date, as a result of the adoption of IFRS 16, and $1.2 million of prepaid rent that was recorded in prepaid expenses, deposits and other current assets on the consolidated statement of financial position as at December 30, 2018 was transferred to the recognized ROU asset. As a result of relying on a previous assessment of whether leases are onerous in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, the Company applied this practical expedient at the date of initial application, resulting in a reduction of the provisions for onerous leases (previously recorded in other non-current liabilities) of $4.6 million and a corresponding reduction of the carrying amount of the ROU asset for the related leases. As such, as at December 31, 2018, the Company recorded lease obligations of $87.9 million, ROU assets of $78.1 million, a net investment in a sublease of $2.4 million (recorded in other assets), and a net reduction of $2.2 million on opening retained earnings. When measuring lease liabilities, the Company discounted future lease payments using its incremental borrowing rate as at December 31, 2018. The weighted-average rate applied was 3.89%. Uncertain Income Tax Treatments IFRIC 23, Uncertainty Over Income Tax Treatments, clarifies how to apply the recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty regarding income tax treatments. The Interpretation addresses whether an entity needs to consider uncertain tax treatments separately, the assumptions an entity should make about the examination of tax treatments by taxation authorities, how an entity should determine taxable profit and loss, tax bases, unused tax losses, unused tax credits, and tax rates, and how an entity considers changes in facts and circumstances in such determinations. The Company adopted IFRIC 23 effective December 31, 2018, and its adoption did not have an impact on the Company’s consolidated financial statements. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 71

2. BASIS OF PREPARATION (continued): (c) Initial application of new or amended accounting standards (continued): Interest Rate Benchmark Reform - Phase 1 On September 26, 2019, the IASB published "Interest Rate Benchmark Reform - Phase 1 (Amendments to IFRS 9, IAS 39 and IFRS 7)" as a first reaction to the potential effects the IBOR reform could have on financial reporting. Interbank offered rates ("IBORs") are interest reference rates, such as LIBOR, EURIBOR and TIBOR, that represent the cost of obtaining unsecured funding, in a particular combination of currency and maturity, and in a particular interbank term lending market. The amendments from Phase 1 modified specific hedge accounting requirements so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform. The Company has floating rate debt with a variable rate of interest linked to U.S. LIBOR as a benchmark for establishing the rate in the amount of $800 million outstanding as at January 3, 2021, a portion of which is hedged with $275 million of floating-to-fixed interest rate swaps that are designated as cash flow hedges as described in note 14(b). The Company early adopted the Phase 1 amendments effective September 30, 2019 (first day of the fourth quarter of fiscal 2019). The amounts included in other comprehensive income in relation to floating-to- fixed interest rate swaps that are designated as cash flow hedges and that are mostly affected by the IBOR reform were not significant at the date of adoption. 3. SIGNIFICANT ACCOUNTING POLICIES: The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated. (a) Basis of consolidation: (i) Business combinations: Business combinations are accounted for using the acquisition method. Accordingly, the consideration transferred for the acquisition of a business is the fair value of the assets transferred and any debt and equity interests issued by the Company on the date control of the acquired company is obtained. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Contingent consideration classified as an asset or a liability that is a financial instrument is subsequently remeasured at fair value, with any resulting gain or loss recognized and included in restructuring and acquisition- related costs in the consolidated statement of earnings and comprehensive income. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed as incurred and are included in restructuring and acquisition-related costs in the consolidated statement of earnings and comprehensive income. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in an acquired company either at fair value or at the non-controlling interest’s proportionate share of the acquired company’s net identifiable assets. The excess of the consideration transferred over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred and non-controlling interest recognized is less than the fair value of the net assets of the business acquired, a purchase gain is recognized immediately in the consolidated statement of earnings and comprehensive income and applied as a reduction of restructuring and acquisition-related costs. (ii) Subsidiaries: Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are aligned with the policies adopted by the Company. Intragroup transactions, balances, and unrealized gains or losses on transactions between group companies are eliminated. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(a) Basis of consolidation (continued):

(ii) Subsidiaries (continued):

The Company's principal subsidiaries, their jurisdiction of incorporation, and the Company's percentage ownership share of each are as follows:

Subsidiary	Jurisdiction of incorporation	Ownership percentage
Gildan Activewear SRL	Barbados	100 %
Gildan Yarns, LLC	Delaware	100 %
Gildan USA Inc.	Delaware	100 %
Gildan Honduras Properties, S. de R.L.	Honduras	100 %
Gildan Apparel (Canada) LP	Ontario	100 %
Gildan Activewear (UK) Limited	United Kingdom	100 %
Gildan Textiles de Sula, S. de R.L.	Honduras	100 %
G.A.B. Limited	Bangladesh	100 %
Gildan Activewear Honduras Textile Company, S. de R.L.	Honduras	100 %
Gildan Activewear (Eden) Inc.	North Carolina	100 %
Gildan Hosiery Rio Nance, S. de R.L.	Honduras	100 %
Gildan Mayan Textiles, S. de R.L.	Honduras	100 %
Gildan Charleston Inc.	Delaware	100 %
Gildan Activewear Dominican Republic Textile Company Inc.	Barbados	100 %
Gildan Honduras Trading, S. de R. L.	Honduras	100 %
Gildan Choloma Textiles, S. de R. L.	Honduras	100 %

The Company has no other subsidiaries representing individually more than 10% of the total consolidated assets and 10% of the consolidated net sales of the Company, or in the aggregate more than 20% of the total consolidated assets and the consolidated net sales of the Company as at and for the fiscal year ended January 3, 2021.

(b) Foreign currency translation:

Monetary assets and liabilities of the Company's Canadian and foreign operations denominated in currencies other than the U.S. dollar are translated using exchange rates in effect at the reporting date. Non-monetary assets and liabilities denominated in currencies other than U.S. dollars are translated at the rates prevailing at the respective transaction dates. Income and expenses denominated in currencies other than U.S. dollars are translated at average rates prevailing during the year. Gains or losses on foreign exchange are recorded in net earnings and presented in the statement of earnings and comprehensive income within financial expenses.

(c) Cash and cash equivalents:

The Company considers all liquid investments with maturities of three months or less from the date of purchase to be cash equivalents.

(d) Trade accounts receivable:

Trade accounts receivable consist of amounts due from our normal business activities. An allowance for expected credit losses is maintained to reflect an impairment risk for trade accounts receivable based on an expected credit loss model which factors in changes in credit quality since the initial recognition of trade accounts receivable based on customer risk categories. Expected credit losses are also provided for based on collection history and specific risks identified on a customer-by-customer basis. Trade accounts receivable are presented net of allowances for expected credit losses, sales discounts, and sales returns when the Company has a right to offset the amounts.

GILDAN 2020 REPORT TO SHAREHOLDERS 73

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (d) Trade accounts receivable (continued): The Company may continuously sell trade accounts receivables of certain designated customers to a third-party financial institution in exchange for a cash payment equal to the face value of the sold trade receivables less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade accounts receivables but does not retain any credit risk with respect to any trade accounts receivables that have been sold. All trade accounts receivables sold under the receivables purchase agreement are removed from the consolidated statements of financial position, as the sale of the trade accounts receivables qualify for de-recognition. The net cash proceeds received by the Company are included as cash flows from operating activities in the consolidated statements of cash flows. The difference between the carrying amount of the trade accounts receivables sold under the agreement and the cash received at the time of transfer is recorded in the statement of earnings and comprehensive income within financial expenses. (e) Inventories: Inventories are stated at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle, and reflect the various stages of production that inventories have reached at period-end. Inventory costs include the purchase price and other costs directly related to the acquisition of raw materials and spare parts held for use in the manufacturing process, and the cost of purchased finished goods. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overhead to the cost of inventories is based on the normal capacity of the production facilities. Additional costs incurred as a result of operating below the normal capacity of the production facilities are excluded from the carrying value of inventories and charged directly to cost of sales. Normal capacity is the average production expected to be achieved during the fiscal year, under normal circumstances. The Company manages its day-to-day production costs and inventories using a standard inventory costing system whereby the cost of a product is determined using pre-established rates for materials, labour and production overhead expenses based on the manufacturing specifications of the product. At period end, the Company assesses whether the variances between the standard costs and the actual costs incurred relate to the conversion of materials to finished goods, or if they represent abnormal costs that should be charged directly to cost of sales. The carrying value of inventories is then adjusted to record the manufacturing variances related to inventories still on hand and manufacturing variances related to inventories that have been sold are charged to cost of sales, through an allocation method which uses an estimated variance deferral factor based on the number of days of inventory on hand based on the most recent past production. The Company's inventory costing process involves a combination of automated and non-automated systems and processes using data obtained from different geographical locations. Net realizable value is the estimated selling price of finished goods in normal sales channels, or where applicable, liquidation channels, less the estimated costs of completion and selling expenses. Raw materials, work in progress, and spare parts inventories are not written down if the finished products in which they will be incorporated are expected to be sold at or above cost. (f) Assets held for sale: Non-current assets which are classified as assets held for sale are reported in current assets in the statement of financial position, when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use, and a sale is considered highly probable. Assets held for sale are stated at the lower of their carrying amount and fair value less costs to sell. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 74

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (g) Property, plant and equipment: Property, plant and equipment are initially recorded at cost and are subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses. The cost of an item of property, plant and equipment includes expenditures that are directly attributable to the acquisition or construction of an asset. The cost of self-constructed assets includes the cost of materials and direct labour, site preparation costs, initial delivery and handling costs, installation and assembly costs, and any other costs directly attributable to bringing the assets to the location and condition necessary for the assets to be capable of operating in the manner intended by management. The cost of property, plant and equipment also includes, when applicable, borrowing costs, as well as the initial present value estimate of the costs of decommissioning or dismantling and removing the asset and restoring the site on which it is located at the end of its useful life which is amortized over the remaining life of the underlying asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of other equipment. Subsequent costs are included in an asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits are present and the cost of the item can be measured reliably. When property, plant and equipment are replaced they are fully written down. Gains and losses on the disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized in the statement of earnings and comprehensive income. Land is not depreciated. The cost of property, plant and equipment less its residual value, if any, is depreciated on a straight-line basis over the following estimated useful lives: Asset Useful life Buildings and improvements 5 to 40 years Manufacturing equipment 2 to 20 years Other equipment 3 to 10 years Significant components of plant and equipment which are identified as having different useful lives are depreciated separately over their respective useful lives. Depreciation methods, useful lives and residual values, if applicable, are reviewed and adjusted, if appropriate, on a prospective basis at the end of each fiscal year. Assets not yet utilized in operations include expenditures incurred to date for plant constructions or expansions which are still in process and equipment not yet placed into service as at the reporting date. Depreciation on these assets commences when the assets are available for use. Borrowing costs Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of the asset. A qualifying asset is one that necessarily takes a substantial period of time to get ready for its intended use. Capitalization of borrowing costs ceases when the asset is completed and available for use. All other borrowing costs are recognized as financial expenses in the consolidated statement of earnings and comprehensive income as incurred. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 75

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (h) Intangible assets: Definite life intangible assets are measured at cost less accumulated amortization and any accumulated impairment losses. Intangible assets include identifiable intangible assets acquired and consist of customer contracts and customer relationships, license agreements, trademarks, and non-compete agreements. Intangible assets also include computer software that is not an integral part of the related hardware. Indefinite life intangible assets represent intangible assets which the Company controls which have no contractual or legal expiration date and therefore are not amortized as there is no foreseeable time limit to their useful economic life. An assessment of indefinite life intangible assets is performed annually to determine whether events and circumstances continue to support an indefinite useful life and any change in the useful life assessment from indefinite to finite is accounted for as a change in accounting estimate on a prospective basis. Intangible assets with finite lives are amortized on a straight-line basis over the following estimated useful lives: Asset Useful life Customer contracts and customer relationships 7 to 20 years License agreements 3 to 10 years Computer software 4 to 7 years Trademarks with a finite life 5 years Non-compete agreements 2 years Most of the Company's trademarks are not amortized as they are considered to be indefinite life intangible assets. The costs of information technology projects that are directly attributable to the design and testing of identifiable and unique software products, including internally developed computer software, are recognized as intangible assets when the following criteria are met: • it is technically feasible to complete the software product so that it will be available for use; • management intends to complete the software product and use it; • there is an ability to use the software product; • it can be demonstrated how the software product will generate probable future economic benefits; • adequate technical, financial, and other resources to complete the development and to use the software product are available; and • the expenditures attributable to the software product during its development can be reliably measured. Other development expenditures that do not meet these criteria are recognized as an expense in the consolidated statement of earnings and comprehensive income as incurred. (i) Goodwill: Goodwill is measured at cost less accumulated impairment losses, if any. Goodwill arises on business combinations and is measured as the excess of the consideration transferred and the recognized amount of the non-controlling interest in the acquired business, if any, over the fair value of identifiable assets acquired and liabilities assumed of an acquired business. (j) Impairment of non-financial assets: Non-financial assets that have an indefinite useful life such as goodwill and trademarks are not subject to amortization and are therefore tested annually for impairment or more frequently if events or changes in circumstances indicate that the asset might be impaired. Assets that are subject to amortization are assessed at the end of each reporting period as to whether there is any indication of impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s value in use and fair value less costs of disposal. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case assets are grouped at the lowest levels for which there are separately identifiable cash inflows (i.e. cash-generating units or "CGUs"). NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 76

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (j) Impairment of non-financial assets (continued): In assessing value in use, the estimated future cash flows expected to be derived from the asset or CGU by the Company are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset and or the CGU. In assessing a CGU’s fair value less costs of disposal, the Company uses the best information available to reflect the amount that the Company could obtain, at the time of the impairment test, from the disposal of the asset or CGU in an arm’s length transaction between knowledgeable, willing parties, after deducting the estimated costs of disposal. For the purpose of testing goodwill for impairment, goodwill acquired in a business combination is allocated to a CGU or a group of CGUs that is expected to benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquired company are assigned to those CGUs. Impairment losses recognized are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis. Impairment losses are recognized in the statement of earnings and comprehensive income. Reversal of impairment losses A goodwill impairment loss is not reversed. Impairment losses on non-financial assets other than goodwill recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. (k) Financial instruments: The Company initially recognizes financial assets on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value. If the financial asset is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or origination. On initial recognition, the Company classifies its financial assets as subsequently measured at either amortized cost or fair value, depending on its business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. Financial assets Financial assets are classified into the following categories and depend on the purpose for which the financial assets were acquired. Financial assets measured at amortized cost A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if: • The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and • The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and/or interest. The Company currently classifies its cash and cash equivalents, trade accounts receivable, certain other current assets (excluding derivative financial instruments designated as effective hedging instruments), and long-term non-trade receivables as financial assets measured at amortized cost. The Company de-recognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 77

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (k) Financial instruments (continued): Financial assets measured at fair value These assets are measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss. However, for investments in equity instruments that are not held for trading, the Company may elect at initial recognition to present gains and losses in other comprehensive income. For such investments measured at fair value through other comprehensive income, gains and losses are never reclassified to profit or loss, and no impairment is recognized in profit or loss. Dividends earned from such investments are recognized in profit or loss, unless the dividend clearly represents a repayment of part of the cost of the investment. The Company currently has no significant financial assets measured at fair value other than derivative financial instruments. Fair value through other comprehensive income (FVOCI) A debt investment is measured at FVOCI if it is not designated as at fair value through profit or loss, is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and its contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income (OCI). On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss. On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investments fair value in OCI. This election is made on an investment by investment basis. These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss. The Company currently has no financial assets measured at FVOCI. Financial liabilities Financial liabilities are classified into the following categories. Financial liabilities measured at amortized cost A financial liability is subsequently measured at amortized cost, using the effective interest method. The Company currently classifies accounts payable and accrued liabilities (excluding derivative financial instruments designated as effective hedging instruments), and long-term debt bearing interest at variable and fixed rates as financial liabilities measured at amortized cost. Financial liabilities measured at fair value Financial liabilities at fair value are initially recognized at fair value and are remeasured at each reporting date with any changes therein recognized in net earnings. The Company currently has no significant financial liabilities measured at fair value. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expired. Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Fair value of financial instruments Financial instruments measured at fair value use the following fair value hierarchy to prioritize the inputs used in measuring fair value: • Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities; • Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and • Level 3: inputs for the asset or liability that are not based on observable market data. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 78

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (k) Financial instruments (continued): Impairment of financial assets The Company recognizes loss allowances for expected credit losses on financial assets measured at amortized cost. The Company recognizes a loss allowance at an amount equal to the lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition. Otherwise, the loss allowance for that financial instrument corresponds to an amount equal to twelve-month expected credit losses. The Company uses the simplified method to measure the loss allowance for trade receivables at lifetime expected losses. The Company uses historical trends of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends. Losses are recognized in the consolidated statement of income and reflected in an allowance account against trade and other receivables. (l) Derivative financial instruments and hedging relationships: The Company enters into derivative financial instruments to hedge its market risk exposures. On initial designation of the hedge, the Company formally documents the relationship between the hedging instruments and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be effective in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net earnings. Derivatives are recognized initially at fair value, and attributable transaction costs are recognized in net earnings as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below. Cash flow hedges When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect net earnings, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in accumulated other comprehensive income as part of equity. The amount recognized in other comprehensive income is removed and included in net earnings under the same line item in the consolidated statement of earnings and comprehensive income as the hedged item, in the same period that the hedged cash flows affect net earnings. When a hedged forecasted transaction subsequently results in the recognition of a non-financial asset or liability, the cash flow hedge reserve is removed from accumulated other comprehensive income and included in the initial cost or carrying amount of the asset or liability. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in net earnings. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecasted transaction is no longer expected to occur, then the balance in accumulated other comprehensive income is recognized immediately in net earnings. Fair value hedges Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in net earnings, together with any changes in the fair value of the hedged asset, liability or firm commitment that are attributable to the hedged risk. The change in fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in the statement of earnings and comprehensive income or in the statement of financial position caption relating to the hedged item. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 79

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (l) Derivative financial instruments and hedging relationships (continued): Embedded derivatives Embedded derivatives within a financial liability are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Other derivatives When a derivative financial instrument is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in net earnings. (m) Accounts payable and accrued liabilities: Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Accounts payable and accrued liabilities are classified as current liabilities if payment is due within one year, otherwise, they are presented as non-current liabilities. (n) Long-term debt: Long-term debt is recognized initially at fair value and is subsequently carried at amortized cost. Initial facility fees are deferred and treated as an adjustment to the instrument's effective interest rate and recognized as an expense over the instrument's estimated life if it is probable that the facility will be drawn down. However, if it is not probable that a facility will be drawn down for its entire term, then the fees are considered service fees and are deferred and recognized as an expense on a straight-line basis over the commitment period. (o) Employee benefits: Short-term employee benefits Short-term employee benefits include wages, salaries, commissions, compensated absences and bonuses. Short- term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably. Short-term employee benefit obligations are included in accounts payable and accrued liabilities. Defined contribution plans The Company offers group defined contribution plans to eligible employees whereby the Company matches employees' contributions up to a fixed percentage of the employee's salary. Contributions by the Company to trustee- managed investment portfolios or employee associations are expensed as incurred. Benefits are also provided to employees through defined contribution plans administered by the governments in the countries in which the Company operates. The Company’s contributions to these plans are recognized in the period when services are rendered. Defined benefit plans The Company maintains a liability for statutory severance obligations for active employees primarily located in the Caribbean Basin and Central America which is payable to the employees in a lump sum payment upon termination of employment. The liability is based on management’s best estimates of the ultimate costs to be incurred to settle the liability and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions. Liabilities related to defined benefit plans are included in other non-current liabilities in the consolidated statement of financial position. Service costs, interest costs, and costs related to the impact of program changes are recognized in cost of sales in the consolidated statement of earnings. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized directly to other comprehensive income in the period in which they arise, and are immediately transferred to retained earnings without reclassification to net earnings in a subsequent period. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 80

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (p) Provisions: Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as financial expense. Provisions are included in other non-current liabilities in the consolidated statement of financial position. Decommissioning and site restoration costs The Company recognizes decommissioning and site restoration obligations for future removal and site restoration costs associated with the restoration of certain property and plant should it decide to discontinue some of its activities. Onerous contracts Provisions for onerous contracts are recognized if the unavoidable costs of meeting the obligations specified in a contractual arrangement exceed the economic benefits expected to be received from the contract. Provisions for onerous contracts are measured at the lower of the cost of fulfilling the contract and the expected cost of terminating the contract. (q) Share capital: Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares and stock options are recognized as a deduction from equity, net of any tax effects. When the Company repurchases its own shares, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. When the shares are cancelled, the excess of the consideration paid over the average stated value of the shares purchased for cancellation is charged to retained earnings. (r) Dividends declared: Dividends declared to the Company’s shareholders are recognized as a liability in the consolidated statement of financial position and charged to retained earnings in the period in which the dividends are approved by the Company’s Board of Directors. (s) Revenue recognition: The Company derives revenue from the sale of finished goods, which include activewear, hosiery, and underwear. The Company recognizes revenue at a point in time when it transfers control of the finished goods to a customer, which generally occurs upon shipment of the finished goods from the Company’s facilities. In certain arrangements, control is transferred and revenue is recognized upon delivery of the finished goods to the customer’s premises. Some arrangements for the sale of finished goods provide for customer price discounts, rights of return and/or volume rebates based on aggregate sales over a specified period, which gives rise to variable consideration. At the time of sale, estimates are made for items giving rise to variable consideration based on the terms of the sales program or arrangement. The variable consideration is estimated at contract inception using the most likely amount method and revenue is only recognized to the extent that a significant reversal of revenue is not expected to occur. The estimate is based on historical experience, current trends, and other known factors. New sales incentive programs which relate to sales made in a prior period are recognized at the time the new program is introduced. Sales are recorded net of customer discounts, rebates, and estimated sales returns, and exclude sales taxes. A refund liability is recognized for expected returns in relation to sales made before the end of the reporting period. Consideration payable to a customer that is not considered a distinct good or service from the customer, such as one- time fees paid to customers for product placement or product introduction, is accounted for as a reduction of the transaction price, and the Company recognizes the reduction of revenue at the later of when Company recognizes revenue for the transfer of the related goods to the customer or when the Company pays or promises to pay the consideration. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 81

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (t) Cost of sales and gross profit: Cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the cost of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties, as well as net insurance gains as described in note 16c. Gross profit is the result of net sales less cost of sales. The Company’s gross profit may not be comparable to gross profit as reported by other companies, since some entities include warehousing and handling costs, and/or exclude depreciation expense, outbound freight to customers and royalty costs from cost of sales. (u) Selling, general and administrative expenses: Selling, general and administrative (“SG&A”) expenses include warehousing and handling costs, selling and administrative personnel costs, advertising and marketing expenses, costs of leased non-manufacturing facilities and equipment, professional fees, non-manufacturing depreciation expense, and other general and administrative expenses. SG&A expenses also include amortization of intangible assets. (v) Restructuring and acquisition-related costs: Restructuring and acquisition-related costs are expensed when incurred, or when a legal or constructive obligation exists. Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction and integration costs incurred pursuant to business acquisitions. The nature of expenses included in restructuring and acquisition-related costs may include: severance and termination benefits, including the termination of employee benefit plans; gains or losses from the remeasurement and disposal of assets held for sale; write-downs of property, plant and equipment, right-of-use assets, and software related to exit activities; facility exit and closure costs, including the costs of physically transferring inventory and fixed assets to other facilities; costs of integrating the IT systems of an acquired business to Gildan’s existing IT systems; legal, accounting and other professional fees (excluding costs of issuing debt or equity) directly incurred in connection with a business acquisition; purchase gains on business acquisitions; losses on business acquisitions achieved in stages; contingent amounts payable to selling shareholders under their employment agreements pursuant to a business acquisition; and the remeasurement of liabilities related to contingent consideration incurred in connection with a business acquisition. (w) Cotton and cotton-based yarn procurements: The Company contracts to buy cotton and cotton-based yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments as they are entered into for purchase and receipt in accordance with the Company’s expected usage requirements, and therefore are not measured at fair value. The Company commits to fixed prices on a percentage of its cotton and cotton-based yarn requirements up to eighteen months in the future. If the cost of committed prices for cotton and cotton-based yarn plus estimated costs to complete production exceed current selling prices, a loss is recognized for the excess as a charge to cost of sales. (x) Government assistance: Government assistance is recognized only when there is reasonable assurance the Company will comply with all related conditions for receipt of the assistance. Government assistance, including grants and tax credits, related to operating expenses is accounted for as a reduction to the related expenses. Government assistance, including monetary and non-monetary grants and tax credits related to the acquisition of property, plant and equipment, is accounted for as a reduction of the cost of the related property, plant and equipment, and is recognized in net earnings using the same methods, periods and rates as for the related property, plant and equipment. (y) Financial expenses (income): Financial expenses (income) include: interest expense on borrowings, including realized gains and/or losses on interest rate swaps designated for hedge accounting; bank and other financial charges; amortization of debt facility fees, discount on the sales of trade accounts receivable; interest income on funds invested; accretion of interest on discounted provisions; net foreign currency losses and/or gains; and losses and/or gains on financial derivatives that do not meet the criteria for effective hedge accounting. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 82

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (z) Income taxes: Income tax expense is comprised of current and deferred income taxes, and is included in net earnings except to the extent that it relates to a business acquisition, or items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred income tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. The Company recognizes deferred income tax assets for unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are derecognized to the extent that it is no longer probable that the related tax benefit will be realized. Deferred income tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss at the time of the transaction; and, where the timing of the reversal of a temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. In determining the amount of current and deferred income taxes, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company periodically reviews and adjusts its estimates and assumptions of income tax assets and liabilities as circumstances warrant, such as changes to tax laws, administrative guidance, change in management’s assessment of the technical merits of its positions due to new information, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within relevant statutes. (aa) Earnings per share: Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed using the weighted average number of common shares outstanding for the period adjusted to include the dilutive impact of stock options and restricted share units. The number of additional shares is calculated by assuming that all common shares held in trust for the purpose of settling non-Treasury restricted share units have been delivered, all dilutive outstanding options are exercised and all dilutive outstanding Treasury restricted share units have vested, and that the proceeds from such exercises, as well as the amount of unrecognized share-based compensation which is considered to be assumed proceeds, are used to repurchase common shares at the average share price for the period. For Treasury restricted share units, only the unrecognized share-based compensation is considered assumed proceeds since there is no exercise price paid by the holder. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 83

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (bb) Share-based payments: Stock options, Stock appreciation rights, Treasury and non-Treasury restricted share units Stock options, Stock appreciation rights (SARs), Treasury restricted share units, and non-Treasury restricted share units are equity settled share-based payments, which are measured at fair value at the grant date. For stock options and SARs, the compensation cost is measured using the Black-Scholes option pricing model and is expensed over the award's vesting period. For Treasury and non-Treasury restricted share units, compensation cost is measured at the fair value of the underlying common share at the grant date and is expensed over the award's vesting period. Compensation expense is recognized in net earnings with a corresponding increase in contributed surplus. Any consideration paid by plan participants on the exercise of stock options is credited to share capital. Upon the exercise of stock options, the vesting of Treasury restricted share units, and upon delivery of the common shares for settlement of vesting non-Treasury restricted share units or SARs, the corresponding amounts previously credited to contributed surplus are transferred to share capital. The number of non-Treasury restricted share units remitted to the participants upon settlement is equal to the number of non-Treasury restricted share units awarded less units withheld to satisfy the participants' statutory withholding tax requirements. Stock options and Treasury restricted share units that are dilutive and meet non-market performance conditions as at the reporting date are considered in the calculation of diluted earnings per share, as per note 3(aa) to these consolidated financial statements. Estimates for forfeitures and performance conditions The measurement of compensation expense for stock options, SARs, Treasury restricted share units and non- Treasury restricted share units is net of estimated forfeitures. For the portion of Treasury restricted share units and non-Treasury restricted share units that are issuable based on non-market performance conditions, the amount recognized as an expense is adjusted to reflect the number of awards for which the related service and performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. Deferred share unit plan The Company has a deferred share unit plan for independent members of the Company’s Board of Directors, who receive a portion of their compensation in the form of deferred share units (“DSUs”). These DSUs are cash settled awards and are initially recognized in net earnings based on fair value at the grant date. The DSU obligation is included in accounts payable and accrued liabilities and is remeasured at fair value, based on the market price of the Company’s common shares, at each reporting date. Employee share purchase plans For employee share purchase plans, the Company's contribution, on the employee's behalf, is recognized as compensation expense with an offset to share capital, and consideration paid by employees on purchase of common shares is also recorded as an increase to share capital. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 84

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (cc) Leases: At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use ("ROU") asset and a lease liability at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU asset or the lease term. The lease term includes consideration of an option to renew or to terminate if the Company is reasonably certain to exercise that option. Lease terms range from 1 to 15 years for manufacturing, sales, distribution, and administrative facilities. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Lease payments mainly include fixed, or in substance fixed, payments and variable lease payments that depend on an index or a rate. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in profit or loss if the carrying amount of the ROU asset has been reduced to zero. The Company has elected to apply the practical expedient not to recognize ROU assets and lease liabilities for short- term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term. (dd) Use of estimates and judgments: The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Critical judgments in applying accounting policies: The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements: Determination of cash generating units ("CGUs") The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations, and the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be Textile & Sewing and Hosiery. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 85

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (dd) Use of estimates and judgments (continued): Income taxes The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates, as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made. Key sources of estimation uncertainty: Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows: Allowance for expected credit losses The Company makes an assessment of whether accounts receivable are collectable, based on an expected credit loss model which factors in changes in credit quality since the initial recognition of trade accounts receivable based on customer risk categories. Credit quality is assessed by taking into account the financial condition and payment history of the Company's customers, and other factors. Furthermore, these estimates must be continuously evaluated and updated. In determining its allowance for expected credit losses, the Company applies the simplified approach per IFRS 9, Financial Instruments, and calculates expected credit losses based on lifetime expected credit losses. The Company uses a provision matrix, which segregates its customers by their economic characteristics and allocates expected credit loss rates based on days past due of its trade receivables. Expected credit loss rates are based on the Company’s historical credit loss experience, adjusted for forward-looking factors of the economic environment. In light of the COVID-19 pandemic, the Company’s provision matrix was adjusted, as its historical experience was not reflective of the current market conditions, including the uncertainties present in the current economic environment, such as the financial viability of its debtors and the continuance of the various levels of government support measures that have been announced. Many of our customers experienced a major reduction in their sales and operations during this period and took specific measures to minimize operating losses and preserve liquidity, including requests to extend payment terms on the Company’s previously invoiced shipments at the onset of the COVID-19 pandemic. As a result, previously determined loss rates for the individual days past due categories included in the provision matrix were not reflective of expected losses. Therefore, the Company has applied loss rates to individually significant receivables, or sub-categories of individually significant receivables, based on its evaluation of possible outcomes with respect to the collectability of these amounts at the measurement date. The Company increased its expected credit loss rates by reference to macroeconomic loss factors (such as observed and projected GDP decreases or market default rates) to reflect the additional risk of loss that the current economic conditions would indicate. For customers in good standing who have not requested extended payment terms on the Company’s previously invoiced shipments, the expected credit loss rates have not been modified. For customers who had initially requested extended payment terms on the Company’s previously invoiced shipments and who continue to be impacted by the current economic environment, an expected loss rate ranging between 2% and 10% has been determined using macroeconomic factors, and depending on the customer's historical payment history, the nature of its operations, and its geographic location. For customers previously in default before the pandemic occurred, a significant loss rate has been determined. A 10% increase in the expected loss rate for all customers with a balance due as at January 3, 2021 would result in an $22 million increase in the allowance for expected credit losses. In the event that new information becomes available to us that would change the Company's assessment of expected loss, the amounts recorded in allowance for expected credit losses will be updated in the period in which the additional information is received. There is no assurance that our current estimates of recoverability will not change significantly as the COVID-19 pandemic and its related business and societal impacts evolve, which may either require a charge to earnings or a reversal of such allowances in subsequent periods based on revised estimates or actual collection experience. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 86

3. SIGNIFICANT ACCOUNTING POLICIES (continued): (dd) Use of estimates and judgments (continued): Allowance for expected credit losses (continued) The Company is not able to predict changes in the financial condition of its customers, and if circumstances related to its customers’ financial condition deteriorate, the estimates of the recoverability of trade accounts receivable could be materially affected and the Company could be required to record additional allowances. Alternatively, if the Company provides more allowances than needed, a reversal of a portion of such allowances in future periods may be required based on actual collection experience. Inventory valuation The cost of inventories may no longer be recoverable if inventories are discontinued, damaged, in excess quantities, or if their selling prices or estimated forecast of product demand decline. Discontinued, damaged, and excess inventories are carried at the net realizable value, as those inventories are sold below cost in liquidation channels. In determining the net realizable value of finished goods, the Company considers recent recovery rates and current market conditions in these channels. The Company regularly reviews inventory quantities on hand, current production plans, and forecasted future sales, and inventories are written-down to net realizable value when it is determined that they are no longer fully recoverable. There is estimation uncertainty in relation to the identification of excess inventories and in the expected selling prices used in establishing the net realizable value. As at January 3, 2021, a 10% decrease or increase in the expected selling prices used to establish the net realizable value of discontinued, damaged, and excess inventories would result in either a decrease or an increase in inventories of approximately $5.3 million, with a corresponding adjustment to cost of sales. If actual market conditions are less favorable than previously projected or if liquidation of the inventory which is no longer deemed fully recoverable is more difficult than anticipated, additional write-downs may be required. Recoverability and impairment of non-financial assets The calculation of fair value less costs of disposal or value in use for purposes of measuring the recoverable amount of non-financial assets involves the use of significant assumptions and estimates with respect to a variety of factors, including estimated sales volumes, selling prices, gross margins, SG&A expenses, cash flows, capital expenditures, and the selection of an appropriate earnings multiple or discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results, earnings multiples obtained by using market comparables as references, and discount rates which are used to reflect market- based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third-party licensing arrangements, changes to the Company’s business strategy, and changes in economic and market conditions can result in actual useful lives and future cash flows that differ significantly from estimates and could result in increased charges for amortization or impairment. Revisions to the estimated useful lives of finite-life non-financial assets or future cash flows constitute a change in accounting estimate and are applied prospectively. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions and the associated cash flows materially decrease, the Company may be required to record material impairment charges related to its non-financial assets. Please refer to note 10 for additional details on the recoverability of the Company’s cash-generating units. Income taxes The Company has unused available tax losses and deductible temporary differences in certain jurisdictions. The Company recognizes deferred income tax assets for these unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which these available tax losses and temporary differences can be utilized. The Company’s projections of future taxable profit involve the use of significant assumptions and estimates with respect to a variety of factors, including future sales and operating expenses. There can be no assurance that the estimates and assumptions used in our projections of future taxable income will prove to be accurate predictions of the future, and in the event that our assessment of the recoverability of these deferred tax assets changes in the future, a material reduction in the carrying value of these deferred tax assets could be required, with a corresponding charge to net earnings. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 87

4. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED: Amendments to IAS 1, Presentation of Financial Statements On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non- current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements. Interest Rate Benchmark Reform On September 26, 2019, the IASB published "Interest Rate Benchmark Reform - Phase 1 (Amendments to IFRS 9, IAS 39 and IFRS 7)" as a first reaction to the potential effects the IBOR reform could have on financial reporting. Interbank offered rates ("IBORs") are interest reference rates, such as LIBOR, EURIBOR and TIBOR, that represent the cost of obtaining unsecured funding, in a particular combination of currency and maturity, and in a particular interbank term lending market. The amendments from Phase 1 modified specific hedge accounting requirements so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform. The Company has floating rate debt with a variable rate of interest linked to U.S. LIBOR as a benchmark for establishing the rate in the amount of $800 million outstanding as at January 3, 2021, a portion of which is hedged with $275 million of floating-to-fixed interest rate swaps that are designated as cash flow hedges. The Company early adopted the Phase 1 amendments effective September 30, 2019 (first day of the fourth quarter of fiscal 2019). On August 27 2020, the IASB published "Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) to address issues relating to the modification of financial assets, financial liabilities and lease liabilities, specific hedge accounting requirements, and disclosure requirements when an existing interest rate benchmark is actually replaced. The amendment introduces a practical expedient for modifications required by the reform (modifications required as a direct consequence of the IBOR reform and made on an economically equivalent basis). These modifications are accounted for by updating the effective interest rate. All other modifications are accounted for using the current IFRS requirements. A similar practical expedient is proposed for lessee accounting under IFRS 16. Under the amendments, hedge accounting is not discontinued solely because of the IBOR reform. Hedging relationships (and related documentation) must be amended to reflect modifications to the hedged item, hedging instrument, and hedged risk. Amended hedging relationships should meet all qualifying criteria to apply hedge accounting, including effectiveness requirements. The amendments are effective for annual reporting periods beginning on or after January 1, 2021 and are to be applied retrospectively. Earlier application is permitted. There is no expected impact of the amendment on the Company's consolidated financial statements upon its initial adoption date (January 4, 2021) as the Company has not made any modifications as a direct consequence of the IBOR reform to date. The Company, its lenders, and its counterparties will negotiate the substitution of reference rates in its debt agreements (such as a new widely recognized benchmark rates for newly originated loans) for the calculation of interest rates under its floating rate debt as part of its next extension amendments. In addition, the Company and its counterparties under interest rate swap agreements will negotiate the substitution of reference rates in such agreements at that time. It is too early to determine if any upcoming potential modifications will meet the requirements for the application of the practical expedient. 5. CASH AND CASH EQUIVALENTS: Cash and cash equivalents consisted entirely of bank balances as at January 3, 2021 and December 29, 2019. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 88

6. TRADE ACCOUNTS RECEIVABLE: January 3, 2021 December 29, 2019 Trade accounts receivable $ 215,474 $ 328,115 Allowance for expected credit losses (18,994) (7,184) $ 196,480 $ 320,931 As at January 3, 2021, trade accounts receivables being serviced under a receivables purchase agreement amounted to $145.2 million (December 29, 2019 - $141.0 million). The receivables purchase agreement, which allows for the sale of a maximum of $175 million of accounts receivables at any one time, expires on June 21, 2021, subject to annual extensions. The Company retains servicing responsibilities, including collection, for these trade receivables but has not retained any credit risk with respect to any trade receivables that have been sold. The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer was $2.0 million for fiscal 2020 (2019 - $3.2 million) and was recorded in bank and other financial charges. The movement in the allowance for expected credit losses in respect of trade receivables was as follows: 2020 2019 Balance, beginning of fiscal year $ (7,184) $ (7,547) Impairment of trade accounts receivable (15,453) (27,652) Write-off of trade accounts receivable 3,643 28,015 Balance, end of fiscal year $ (18,994) $ (7,184) The impairment of trade accounts receivable for the year ended January 3, 2021 was mainly related to an increase in the estimate of expected credit losses (ECLs) attributable to the heightened credit risk caused by the economic conditions related to the COVID-19 pandemic. The impairment of trade accounts receivable for fiscal 2019 consisted primarily of a $22.3 million charge relating to the receivership and liquidation of one of the Company's U.S. distributor customers. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 89

7. INVENTORIES: January 3, 2021 December 29, 2019 Raw materials and spare parts inventories $ 124,243 $ 152,584 Work in progress 42,590 75,535 Finished goods 561,159 823,933 $ 727,992 $ 1,052,052 The amount of inventories recognized as an expense and included in cost of sales was $1,677.3 million for fiscal 2020 (2019 - $2,044.9 million), which included an expense of $108.1 million (2019 - $62.9 million) related to the write-down of inventory to net realizable value as a result of product line reductions and the decline in the net realizable value of certain inventories due to current market conditions. The following items are included in write-downs of inventory to net realizable value: • $29.2 million (2019 - $47.6 million), related to the Company’s strategic initiative to significantly reduce its imprintables product line stock-keeping unit (SKU) count by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands, which the Company began implementing in the fourth quarter of fiscal 2019. The write-downs relate to changes in estimates as well as the impact of additional SKU reductions. • $26.0 million in fiscal 2020 related to the Company’s strategic initiative to significantly reduce its retail product line SKU count, which the Company began implementing in the fourth quarter of fiscal 2020. • $6.2 million in fiscal 2020 for the discontinuance of personal protective equipment (PPE) SKUs. Refer to note 16 (c) for additional information related to the losses on disposal of damaged inventories related to the two hurricanes which impacted the Company’s operations in Central America in November 2020. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 90

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. PROPERTY, PLANT AND EQUIPMENT:

2020	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total
Cost						
Balance, December 29, 2019	$ 120,478	$ 558,847	$ 1,149,837	$ 171,361	$ 37,670	$ 2,038,193
Additions	3,812	8,549	10,826	5,657	13,794	42,638
Transfers	—	5,506	28,441	1,361	(35,308)	—
Disposals(1)	(741)	(1,438)	(118,492)	(3,619)	—	(124,290)
Balance, January 3, 2021	**$ 123,549**	**$ 571,464**	**$ 1,070,612**	**$ 174,760**	**$ 16,156**	**$ 1,956,541**
Accumulated depreciation						
Balance, December 29, 2019	$ —	$ 205,834	$ 714,478	$ 122,901	$ —	$ 1,043,213
Depreciation	—	24,537	70,497	13,418	—	108,452
Disposals(1)	—	(304)	(94,883)	(2,750)	—	(97,937)
Write-downs and impairments	—	21	5,887	105	—	6,013
Balance, January 3, 2021	**$ —**	**$ 230,088**	**$ 695,979**	**$ 133,674**	**$ —**	**$ 1,059,741**
Carrying amount, January 3, 2021	**$ 123,549**	**$ 341,376**	**$ 374,633**	**$ 41,086**	**$ 16,156**	**$ 896,800**

(1) Included in disposals for fiscal 2020 are manufacturing equipment with a cost of $106.8 million and accumulated depreciation of $84.2 million that were determined to be unrepairable due to damages resulting from the two hurricanes which impacted the Company's operations in Central America in November 2020. See note 16 (c) for additional information. Assets not yet utilized in operations include expenditures incurred to date for plant expansions which are still in process and equipment not yet placed into service as at the end of the reporting period.

2019	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total
Cost						
Balance, December 30, 2018	$ 70,957	$ 550,885	$ 1,085,345	$ 159,201	$ 57,630	$ 1,924,018
Additions	49,791	10,585	37,461	7,663	37,433	142,933
Transfers	—	5,169	43,564	8,660	(57,393)	—
Disposals	(270)	(7,792)	(16,533)	(4,163)	—	(28,758)
Balance, December 29, 2019	$ 120,478	$ 558,847	$ 1,149,837	$ 171,361	$ 37,670	$ 2,038,193
Accumulated depreciation						
Balance, December 30, 2018	$ —	$ 181,821	$ 640,418	$ 111,304	$ —	$ 933,543
Depreciation	—	25,037	79,335	13,573	—	117,945
Disposals	—	(2,899)	(11,932)	(3,001)	—	(17,832)
Write-downs and impairments	—	1,875	6,657	1,025	—	9,557
Balance, December 29, 2019	$ —	$ 205,834	$ 714,478	$ 122,901	$ —	$ 1,043,213
Carrying amount, December 29, 2019	$ 120,478	$ 353,013	$ 435,359	$ 48,460	$ 37,670	$ 994,980

Effective July 1, 2019, the Company revised the estimated useful lives of its yarn-spinning manufacturing equipment based on a re-assessment of their expected use to the Company and recent experience of their economic lives. These assets, which were previously being depreciated on a straight-line basis over 10 years, are now depreciated on a straight-line basis over 15 to 20 years depending on the nature of the equipment. The change in estimate resulted in a reduction of depreciation of approximately $8.5 million in fiscal 2019, of which approximately $1 million was included in cost of sales for the year ended December 29, 2019 as depreciation related to manufacturing equipment is initially included in the cost of inventories, and is charged to cost of sales when the related inventories have been sold. For fiscal 2020, the change in estimate resulted in a reduction of depreciation included in net earnings of approximately $17 million.

As at January 3, 2021, there were contractual purchase obligations outstanding of approximately $17.5 million for the acquisition of property, plant and equipment compared to $21.2 million as of December 29, 2019.

GILDAN 2020 REPORT TO SHAREHOLDERS 91

9. RIGHT-OF-USE ASSETS AND LEASE OBLIGATIONS: (a) Right-of-use assets: The following table presents the right-of-use assets for the Company: 2020 2019 Balance, beginning of fiscal year $ 73,539 $ — Impact of initial adoption of IFRS 16 (note 2(c)) — 78,119 Additions 16,424 10,342 Write-downs, impairments, and accelerated depreciation (15,862) (1,627) Depreciation (14,656) (13,295) Balance, end of fiscal year $ 59,445 $ 73,539 (b) Lease obligations: The Company’s leases are primarily for manufacturing, sales, distribution, and administrative facilities. The following table presents lease obligations recorded in the statement of financial position: January 3, 2021 December 29, 2019 Current $ 15,884 $ 14,518 Non-current 66,580 66,982 $ 82,464 $ 81,500 Leases of certain facilities contain extension or termination options exercisable by the Company before the end of the non-cancellable contract period. The Company has applied judgment to determine the lease term for the contracts with renewal and termination options and has included renewal and termination options in the measurement of lease obligations when it is reasonably certain to exercise the options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or a significant change in circumstances within its control which impacts the original assessments made. As at January 3, 2021, potential undiscounted future lease payments related to renewal options not included in the measurement of lease obligations are $55.1 million (December 29, 2019 - $57.5 million). The following table presents the undiscounted future minimum lease payments under non-cancellable leases (including short term leases) as at January 3, 2021: January 3, 2021 Less than one year $ 20,561 One to five years 45,691 More than five years 31,025 $ 97,277 For the year ended January 3, 2021, expenses relating to short-term leases and leases of low-value assets were $3.8 million (2019 - $3.4 million). For the year ended January 3, 2021, the total cash outflow for recognized lease obligations (including interest) was $18.6 million (2019 - $16.6 million), of which $15.4 million (2019 - $13.5 million) was included as part of cash outflows from financing activities. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 92

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INTANGIBLE ASSETS AND GOODWILL:

Intangible assets:

2020	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Non-compete agreements	Total
Cost						
Balance, December 29, 2019	$ 224,489	$ 226,172	$ 72,750	$ 69,123	$ 1,790	$ 594,324
Additions	—	—	46	3,113	—	3,159
Disposals	—	—	—	(7,941)	—	(7,941)
Balance, January 3, 2021	**$ 224,489**	**$ 226,172**	**$ 72,796**	**$ 64,295**	**$ 1,790**	**$ 589,542**
Accumulated amortization						
Balance, December 29, 2019	$ 101,844	$ 2,508	$ 61,415	$ 42,903	$ 1,790	$ 210,460
Amortization	10,670	700	2,932	6,104	—	20,406
Disposals	—	—	—	(3,985)	—	(3,985)
Impairments	29,617	43,143	—	—	—	72,760
Balance, January 3, 2021	**$ 142,131**	**$ 46,351**	**$ 64,347**	**$ 45,022**	**$ 1,790**	**$ 299,641**
Carrying amount, January 3, 2021	**$ 82,358**	**$ 179,821**	**$ 8,449**	**$ 19,273**	**$ —**	**$ 289,901**

2019	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Non-compete agreements	Total
Cost						
Balance, December 30, 2018	$ 224,489	$ 226,172	$ 69,600	$ 58,255	$ 1,790	$ 580,306
Additions	—	—	3,150	11,074	—	14,224
Disposals	—	—	—	(206)	—	(206)
Balance, December 29, 2019	$ 224,489	$ 226,172	$ 72,750	$ 69,123	$ 1,790	$ 594,324
Accumulated amortization						
Balance, December 30, 2018	$ 89,064	$ 1,808	$ 57,606	$ 36,465	$ 1,790	$ 186,733
Amortization	12,780	700	3,809	5,206	—	22,495
Disposals	—	—	—	(18)	—	(18)
Write-downs and impairments	—	—	—	1,250	—	1,250
Balance, December 29, 2019	$ 101,844	$ 2,508	$ 61,415	$ 42,903	$ 1,790	$ 210,460
Carrying amount, December 29, 2019	$ 122,645	$ 223,664	$ 11,335	$ 26,220	$ —	$ 383,864

The carrying amount of internally-generated assets within computer software was $16.1 million as at January 3, 2021 (December 29, 2019 - $21.8 million). Included in computer software as at January 3, 2021 is $1.9 million (December 29, 2019 - $9.9 million) of assets not yet utilized in operations.

Goodwill:

	2020	2019
Balance, beginning of fiscal year	**$ 227,865**	$ 227,362
Impairment	**(21,229)**	—
Other	**—**	503
Balance, end of fiscal year	**$ 206,636**	$ 227,865

GILDAN 2020 REPORT TO SHAREHOLDERS 93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INTANGIBLE ASSETS AND GOODWILL (continued):

Recoverability of cash-generating units:

Goodwill acquired through business acquisitions and trademarks with indefinite useful lives have been allocated to the Company's CGUs as follows:

		January 3, 2021		December 29, 2019
Textile & Sewing:				
Goodwill	**$**	**206,636**	$	206,636
Definite life intangible assets (excluding computer software)		**27,869**		33,066
Indefinite life intangible assets		**93,400**		93,400
	$	**327,905**	$	333,102
Hosiery:				
Goodwill	**$**	**—**	$	21,229
Definite life intangible assets (excluding computer software)		**63,230**		101,906
Indefinite life intangible assets		**86,129**		129,272
	$	**149,359**	$	252,407

In assessing whether goodwill and indefinite life intangible assets are impaired, the carrying amounts of the CGUs (including goodwill and indefinite life intangible assets) are compared to their recoverable amounts. The recoverable amounts of CGUs are based on the higher of the value in use and fair value less costs of disposal.

As a result of the adverse impact of the COVID-19 pandemic on the global economic environment and on the Company's market capitalization and considering that the fair value of the Hosiery CGU as at December 29, 2019 (previous annual impairment review for goodwill and indefinite life intangible assets) was only 20% higher than its carrying value, the Company performed an impairment review of the Hosiery CGU as at March 29, 2020, which resulted in an impairment charge of $94.0 million in the first quarter of fiscal 2020, relating to goodwill and intangible assets (both definite and indefinite life) acquired in previous business acquisitions.

The Company performed its annual impairment review for goodwill and indefinite life intangible assets as at January 3, 2021. The estimated recoverable amount for the Textile & Sewing CGU exceeded its carrying amounts and the estimated recoverable amount for the Hosiery CGU approximated its carrying amount. As a result, there was no additional impairment identified.

Recoverable amount

The Company determined the recoverable amounts of the Textile & Sewing and Hosiery CGUs based on the fair value less costs of disposal method. The fair values of the Textile & Sewing and Hosiery CGUs were based on a multiple applied to adjusted EBITDA (as defined in note 24) for the next year, which takes into account financial forecasts approved by senior management. The key assumptions for the fair value less costs of disposal method include estimated sales volumes, selling prices, gross margins, and SG&A expenses in determining forecasted adjusted EBITDA, as well as the multiple applied to forecasted adjusted EBITDA. The adjusted EBITDA multiple was obtained by using market comparables as a reference. The values assigned to the key assumptions represent management's assessment of future trends and have been based on historical data from external and internal sources. For the Textile & Sewing CGU, no reasonably possible change in the key assumptions used in determining the recoverable amount would result in any impairment of goodwill or indefinite life intangible assets.

GILDAN 2020 REPORT TO SHAREHOLDERS 94

10. INTANGIBLE ASSETS AND GOODWILL (continued): Recoverability of cash-generating units (continued): Hosiery CGU The COVID-19 outbreak, which was declared a pandemic on March 11, 2020 by the World Health Organization led to a rapid deterioration in the global economic environment and triggered a sharp fall in stock markets and enterprise values worldwide. In addition, the Company’s market capitalization declined significantly between March 11, 2020 and March 29, 2020. The measures adopted by the various levels of government across key markets in order to mitigate the spread of COVID-19 significantly affected economic activity and sentiment, disrupting the business operations of companies worldwide, and required many of the Company’s customers to which it sells hosiery products to temporarily close all of their retail locations across the U.S. in mid to late-March. Therefore, as a result of the adverse impact of the COVID-19 pandemic on the global economic environment and on the Company's market capitalization and considering that the fair value of the Hosiery CGU as at December 29, 2019 was only 20% higher than its carrying value, the Company performed an impairment review of the Hosiery CGU as at March 29, 2020. Based on the results of its impairment review of the Hosiery CGU, the Company recorded an impairment charge of $94.0 million in the first quarter of fiscal 2020, relating to goodwill and intangible assets (both definite and indefinite life) acquired in previous business acquisitions. The non-cash write-down of goodwill and intangible assets had no impact on the Company’s liquidity, cash flows from operating activities, or its compliance with debt covenants. The primary cause for the impairment charge was the deterioration in the global economic environment and the resulting decline in the Company’s share price, market capitalization, and forecasted earnings. The fair value of the Hosiery CGU was based on a multiple applied to risk-adjusted recurring forecasted adjusted EBITDA (see definition of adjusted EBITDA in note 24), which considers financial forecasts approved by senior management. The adjusted EBITDA multiple was obtained by using market comparables as a reference. The key assumptions used in the estimation of the recoverable amount for the Hosiery CGU are the risk-adjusted recurring forecasted adjusted EBITDA and the adjusted EBITDA multiple of 9 (January 3, 2021 test) and 7 (March 29, 2020 test). The most significant assumptions that form part of the risk-adjusted recurring forecasted adjusted EBITDA relate to estimated sales volumes, selling prices, input costs, and SG&A expenses. Management has identified that a reasonably possible change in risk- adjusted recurring forecasted adjusted EBITDA or in the adjusted EBITDA multiple could cause the carrying amount of the Hosiery CGU to exceed its recoverable amount. As at January 3, 2021, a decrease in the adjusted EBITDA multiple by a factor of 1 would result in the estimated recoverable amount being approximately $30 million lower than the carrying amount. The values assigned to the key assumptions represent management’s assessment of future trends and have been based on historical data from external and internal sources. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM DEBT:

	Effective interest rate (1)	Principal amount January 3, 2021	Principal amount December 29, 2019	Maturity date
Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 3%(2)	**2.3%**	**$ —**	$ 245,000	**April 2025**
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 3%, payable monthly(3)	**2.6%**	**300,000**	300,000	**April 2025**
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1.7% to 3%, payable monthly(3)	**2.6%**	**400,000**	—	**April 2022**
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(4)	**2.7%**	**100,000**	100,000	**August 2023**
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53% payable quarterly(4)	**2.7%**	**50,000**	50,000	**August 2023**
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(4)	**2.9%**	**100,000**	100,000	**August 2026**
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57% payable quarterly(4)	**2.9%**	**50,000**	50,000	**August 2026**
		$ 1,000,000	$ 845,000	

(1) Represents the annualized effective interest rate for the year ended January 3, 2021, including the cash impact of interest rate swaps, where applicable.

(2) The Company's unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $7.2 million (December 29, 2019 - $22.5 million) has been committed against this facility to cover various letters of credit.

(3) The unsecured term loans are non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreement and their amendments).

(4) The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

In March 2020, the Company amended its unsecured revolving long-term bank credit facility of $1 billion and its unsecured term loan of $300 million, in each case to extend the maturity dates from April 2024 to April 2025. On April 6, 2020, the Company entered into a new unsecured two-year term loan agreement for a total principal amount of $400 million. Under the terms of the revolving long-term bank credit facility, both term loan facilities, and the notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. In addition, as at January 3, 2021, the Company had an additional $60 million available under various undrawn overdraft facilities.

On June 26, 2020, given the rapidly changing environment and level of uncertainty being created by the COVID-19 pandemic and the associated impact on current and future earnings, the Company amended its various loans and note agreements in order to modify its covenants to provide increased financial flexibility.

The amendments effect changes to certain provisions and covenants under the revolving long-term bank credit facility, both term loan facilities, and the privately issued notes during the period beginning March 30, 2020 and ending April 4, 2021 (the "covenant relief period"), as follows:

- An increase in the maximum Total Net Debt to EBITDA Ratio (ratio of the Company's total debt to EBITDA for the preceding four fiscal quarters) from 3.25 to 1.00 to (i) 3.50 to 1.00 for the fiscal quarter ending September 27, 2020, (ii) 4.50 to 1.00 for the fiscal quarter ending January 3, 2021, (iii) 4.50 to 1.00 for the fiscal quarter ending April 4, 2021, and (iv) 3.50 to 1.00 for the fiscal quarter ending July 4, 2021 and at all times thereafter;
- A decrease in the minimum Interest Coverage Ratio (ratio of the Company's EBITDA for the preceding four fiscal quarters to its consolidated total interest expense) from 3.50 to 1.00 to 3.00 to 1.00 for all periods;
- The computation of EBITDA for purposes of the Total Net Debt to EBITDA Ratio and Interest Coverage Ratio calculations was adjusted to exclude the financial results of the fiscal quarter ending June 28, 2020 and annualizing the three other fiscal quarters included in the twelve-month measurement period to arrive at a twelve-month trailing EBITDA ending on the date on which the ratios are calculated, and to limit the amount of adjustments made in the computation of EBITDA;

GILDAN 2020 REPORT TO SHAREHOLDERS 96

11. LONG-TERM DEBT (continued): • Dividends and share repurchases are not permitted during the covenant relief period, except during the fiscal quarters ending January 3, 2021 and April 4, 2021 if the Total Net Debt to EBITDA Ratio is less than 3.00 to 1.00; • Maintain a minimum available liquidity of at least $400 million; • Total investments, capital expenditures, and acquisitions, cannot exceed $100 million in the aggregate during the covenant relief period, unless certain liquidity thresholds are met; • Sales of assets cannot exceed $25 million; • Incurrence of new indebtedness cannot exceed $100 million; and • Inclusion of customary anti-cash hoarding provisions. During the covenant relief period, the applicable spread added to the variable U.S. LIBOR-based interest rate for the revolving long-term bank credit facility and both term loan facilities will increase by between 50 to 100 basis points per year, varying as a function of the Total Net Debt to EBITDA ratio. Private noteholders will receive an increase of 125 basis points per year (payable quarterly) during the covenant relief period (which is recorded in bank and other financial charges for fiscal 2020), unless the Company is in compliance with its original covenants on the last day of such fiscal quarter. In addition, upfront costs of $3.9 million incurred for the amendments are included in bank and other financial charges for fiscal 2020. The Company was in compliance with all amended financial covenants at January 3, 2021. 12. OTHER NON-CURRENT LIABILITIES: January 3, 2021 December 29, 2019 Employee benefit obligation - Statutory severance and pre-notice (a) $ 19,889 $ 27,767 Employee benefit obligation - Defined contribution plan (b) 3,736 3,633 Provisions (c) 12,240 10,790 $ 35,865 $ 42,190 (a) Statutory severance and pre-notice obligations: 2020 2019 Obligation, beginning of fiscal year $ 27,767 $ 22,075 Service cost 16,785 14,226 Interest cost 7,305 6,798 Actuarial (gain) loss(1) (12,142) 1,296 Foreign exchange gain (253) (584) Benefits paid (19,573) (16,044) Obligation, end of fiscal year $ 19,889 $ 27,767 (1) The actuarial gain in fiscal 2020 is due to reductions in headcount and changes in the actuarial assumptions used to determine the statutory severance obligations. Significant assumptions for the calculation of the statutory severance obligations included the use of a discount rate ranging between 9.0% and 11.5% (2019 - between 9.3% and 10.0%) and rates of compensation increases of 7.5% (2019 - between 7.5% and 9.0%). A 1% increase in the discount rates would result in a corresponding decrease in the statutory severance obligations of $3.1 million, and a 1% decrease in the discount rates would result in a corresponding increase in the statutory severance obligations of $3.5 million. A 1% increase in the rates of compensation increases used would result in a corresponding increase in the statutory severance obligations of $3.8 million, and a 1% decrease in the rates of compensation increases used would result in a corresponding decrease in the statutory severance obligations of $3.4 million. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 97

12. OTHER NON-CURRENT LIABILITIES (continued): (a) Statutory severance and pre-notice obligations (continued): The cumulative amount of actuarial losses recognized in other comprehensive income as at January 3, 2021 was $12.9 million (December 29, 2019 - $25.1 million) which have been reclassified to retained earnings in the period in which they were recognized. (b) Defined contribution plan: During fiscal 2020, defined contribution expenses were $4.5 million (2019 - $6.6 million). (c) Provisions: The following table presents the provisions for decommissioning and site restoration costs of the Company: Total Balance, December 29, 2019 $ 10,790 Changes in estimates made during the fiscal year 1,208 Accretion of interest 242 Balance, January 3, 2021 $ 12,240 Provisions as at January 3, 2021 include estimated future costs of decommissioning and site restoration for certain assets located at the Company’s textile and sock facilities for which the timing of settlement is uncertain, but has been estimated to be in excess of twenty years. 13. EQUITY: (a) Shareholder rights plan: The Company has a shareholder rights plan which provides the Board of Directors and the shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, pursue other alternatives for maximizing shareholder value. (b) Accumulated other comprehensive income ("AOCI"): Accumulated other comprehensive income includes the changes in the fair value of the effective portion of qualifying cash flow hedging instruments outstanding at the end of the fiscal year. (c) Share capital: Authorized: Common shares, authorized without limit as to number and without par value. First preferred shares, without limit as to number and without par value, issuable in series and non-voting. Second preferred shares, without limit as to number and without par value, issuable in series and non-voting. As at January 3, 2021 and December 29, 2019, none of the first and second preferred shares were issued. Issued: As at January 3, 2021, there were 198,407,222 common shares (December 29, 2019 - 199,012,156) issued and outstanding, which are net of 2,897 common shares (December 29, 2019 - 9,206) that have been purchased and are held in trust as described in note 13(e). NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 98

13. EQUITY (continued): (d) Normal course issuer bid ("NCIB"): On February 20, 2019, the Company received approval from the TSX to renew its NCIB commencing on February 27, 2019 to purchase for cancellation up to 10,337,017 common shares, representing approximately 5% of the Company’s issued and outstanding common shares. During the year ended December 29, 2019, the Company repurchased for cancellation a total of 8,217,715 common shares under its NCIB programs for a total cost of $257.2 million. Of the total cost of $257.2 million, $6.7 million was charged to share capital and $250.5 million was charged to retained earnings. On February 19, 2020, the Company received approval from the TSX to renew its NCIB to purchase for cancellation a maximum of 9,939,154 common shares, representing approximately 5% of the Company’s issued and outstanding common shares. During the year ended January 3, 2021, the Company repurchased for cancellation a total of 843,038 common shares under its NCIB programs for a total cost of $23.2 million. Of the total cost of $23.2 million, $0.7 million was charged to share capital and $22.5 million was charged to retained earnings. (e) Common shares purchased as settlement for non-Treasury RSUs: The Company has established a trust for the purpose of settling the vesting of non-Treasury RSUs. For non-Treasury RSUs that are to be settled in common shares in lieu of cash, the Company directs the trustee to purchase common shares of the Company on the open market to be held in trust for and on behalf of the holders of non-Treasury RSUs until they are delivered for settlement, when the non-Treasury RSUs vest. For accounting purposes, the common shares are considered as held in treasury, and recorded as a temporary reduction of outstanding common shares and share capital. Upon delivery of the common shares for settlement of the non-Treasury RSUs, the number of common shares outstanding is increased, and the amount in contributed surplus is transferred to share capital. As at January 3, 2021, a total of 2,897 common shares representing $0.2 million purchased as settlement for non-Treasury RSUs were considered as held in treasury and recorded as a temporary reduction of outstanding common shares and share capital (December 29, 2019 - 9,206 common shares representing $0.2 million). (f) Contributed surplus: The contributed surplus account is used to record the accumulated compensation expense related to equity-settled share-based compensation transactions. Upon the exercise of stock options, the vesting of Treasury RSUs, and the delivery of common shares for settlement of vesting non-Treasury RSUs or SARs, the corresponding amounts previously credited to contributed surplus are transferred to share capital, except for the portion of the share-based payment that the Company settles on a net basis when the Company has an obligation under tax laws to withhold an amount for an employee’s tax obligation, in which case the corresponding amounts previously credited to contributed surplus are transferred to accounts payable and accrued liabilities. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 99

14. FINANCIAL INSTRUMENTS: Disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices, and how the Company manages those risks, are included in the section entitled “Financial risk management” of the Management’s Discussion and Analysis of the Company’s operations, financial performance and financial position as at January 3, 2021 and December 29, 2019. Accordingly, these disclosures are incorporated into these consolidated financial statements by cross-reference. (a) Financial instruments - carrying amounts and fair values: The carrying amounts and fair values of financial assets and liabilities included in the consolidated statements of financial position are as follows: January 3, 2021 December 29, 2019 Financial assets Amortized cost: Cash and cash equivalents $ 505,264 $ 64,126 Trade accounts receivable 196,480 320,931 Financial assets included in prepaid expenses, deposits and other current assets 88,781 45,950 Long-term non-trade receivables included in other non-current assets 1,435 2,933 Derivative financial assets included in prepaid expenses, deposits and other current assets 4,947 9,816 Financial liabilities Amortized cost: Accounts payable and accrued liabilities (1) $ 326,069 $ 395,564 Long-term debt - bearing interest at variable rates 800,000 645,000 Long-term debt - bearing interest at fixed rates (2) 200,000 200,000 Derivative financial liabilities included in accounts payable and accrued liabilities 17,653 11,067 (1) Accounts payable and accrued liabilities include balances payable of $27.6 million (December 29, 2019 - $39.6 million) under supply-chain financing arrangements (reverse factoring) with a financial institution, whereby receivables due from the Company to certain suppliers can be collected by the suppliers from a financial institution before their original due date. These balances are classified as accounts payable and accrued liabilities and the related payments as cash flows from operating activities, given the principal business purpose of the arrangement is to provide funding to the supplier and not the Company, the arrangement does not significantly extend the payment terms beyond the normal terms agreed with other suppliers, and no additional deferral or special guarantees to secure the payments are included in the arrangement. (2) The fair value of the long-term debt bearing interest at fixed rates was $221.3 million as at January 3, 2021 (December 29, 2019 - $206.4 million). Short-term financial assets and liabilities The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items. Non-current assets and long-term debt bearing interest at variable rates The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long- term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 100

14. FINANCIAL INSTRUMENTS (continued): (a) Financial instruments - carrying amounts and fair values (continued): Long-term debt bearing interest at fixed rates The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances. The fair value of the long-term debt bearing interest at fixed rates was measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of the long-term debt bearing interest at fixed rates, the Company takes into account its own credit risk and the credit risk of the counterparties. Derivatives Derivative financial instruments are designated as effective hedging instruments and consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates. The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company. As at January 3, 2021, the notional amount of TRS outstanding was 284,663 shares (December 29, 2019 - 216,727 shares) and the carrying amount and fair value included in prepaid expenses, deposits and other current assets was $0.4 million (December 29, 2019 - $0.3 million included in prepaid expenses, deposits and other current assets). Derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of derivative financial instruments the Company takes into account its own credit risk and the credit risk of the counterparties. (b) Derivative financial instruments - hedge accounting: During fiscal 2020 and 2019, the Company entered into foreign exchange and commodity forward, option, and swap contracts in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar and to manage its exposure to movements in commodity prices, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The forward foreign exchange contracts were designated as cash flow hedges and qualified for hedge accounting. The forward foreign exchange contracts outstanding as at January 3, 2021 and December 29, 2019 consisted primarily of contracts to reduce the exposure to fluctuations in Canadian dollars, Euros, Australian dollars, Pounds sterling, and Mexican pesos against the U.S. dollar. The commodity forward, option, and swap contracts were designated as cash flow hedges and qualified for hedge accounting. The commodity contracts outstanding as at January 3, 2021 and December 29, 2019 consisted primarily of forward, collar, and swap contracts to reduce the exposure to movements in commodity prices. The floating-to-fixed interest rate swaps were designated as cash flow hedges and qualified for hedge accounting. The floating-to-fixed interest rate swaps contracts outstanding as at January 3, 2021 and December 29, 2019 served to fix the variable interest rates on the designated interest payments of a portion of the Company's long-term debt. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(b) **Derivative financial instruments - hedge accounting (continued):**

The following table summarizes the Company's commitments to buy and sell foreign currencies (cash flow hedges) as at January 3, 2021:

	Notional foreign currency amount equivalent	Average exchange rate	Notional U.S. $ equivalent	Carrying and fair value: Prepaid expenses, deposits and other current assets	Carrying and fair value: Accounts payable and accrued liabilities	Maturity: 0 to 12 months
Forward foreign exchange contracts:						
Sell GBP/Buy USD	33,069	1.3090	$ 43,287	$ —	$ (1,784)	$ (1,784)
Sell EUR/Buy USD	33,571	1.1816	39,668	—	(1,736)	(1,736)
Sell CAD/Buy USD	45,591	0.7594	34,623	—	(1,111)	(1,111)
Buy CAD/Sell USD	21,669	0.7077	15,336	1,626	—	1,626
Sell AUD/Buy USD	7,387	0.7218	5,332	—	(346)	(346)
Sell MXN/Buy USD	168,727	0.0455	7,683	28	(693)	(665)
			$ 145,929	**$ 1,654**	**$ (5,670)**	**$ (4,016)**

The following table summarizes the Company's commitments to buy and sell foreign currencies (cash flow hedges) as at December 29, 2019:

	Notional foreign currency amount equivalent	Average exchange rate	Notional U.S. $ equivalent	Carrying and fair value: Prepaid expenses, deposits and other current assets	Carrying and fair value: Accounts payable and accrued liabilities	Maturity: 0 to 12 months
Forward foreign exchange contracts:						
Sell GBP/Buy USD	32,737	1.2750	$ 41,739	$ 187	$ (1,169)	$ (982)
Sell EUR/Buy USD	35,236	1.1341	39,960	502	(78)	424
Sell CAD/Buy USD	58,212	0.7612	44,309	49	(130)	(81)
Buy CAD/Sell USD	31,287	0.7514	23,510	342	—	342
Sell AUD/Buy USD	7,691	0.6974	5,364	38	(32)	6
Sell MXN/Buy USD	272,914	0.0504	13,761	—	(356)	(356)
			$ 168,643	$ 1,118	$ (1,765)	$ (647)

GILDAN 2020 REPORT TO SHAREHOLDERS 102

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(b) Derivative financial instruments - hedge accounting (continued):

The following table summarizes the Company's commodity contracts outstanding (cash flow hedges) as at January 3, 2021:

	Type of commodity	Notional amount (1)	Carrying and fair value: Prepaid expenses, deposits and other current assets	Carrying and fair value: Accounts payable and accrued liabilities	Maturity: 0 to 12 months
Forward contracts	Cotton	16.2 million pounds	$ 1,582	$ —	$ 1,582
Swap contracts	Synthetic fibres	3.9 million pounds	—	(781)	(781)
Swap & option contracts	Energy	6.4 million gallons	1,300	(258)	1,042
			$ 2,882	**$ (1,039)**	**$ 1,843**

(1) Notional amounts are not in thousands.

The following table summarizes the Company's commodity contracts outstanding (cash flow hedges) as at December 29, 2019:

	Type of commodity	Notional amount (1)	Carrying and fair value: expenses, other current assets	Carrying and fair value: Accounts payable and liabilities	Maturity: 0 to 12 months
Forward contracts	Cotton	133.7 million pounds	$ 3,494	$ (198)	$ 3,296
Swap contracts	Synthetic fibres	60.6 million pounds	—	(6,859)	(6,859)
Swap & option contracts	Energy	8.5 million gallons	1,185	(186)	999
			$ 4,679	$ (7,243)	$ (2,564)

(1) Notional amounts are not in thousands.

GILDAN 2020 REPORT TO SHAREHOLDERS 103

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(b) **Derivative financial instruments - hedge accounting (continued):**

The following table summarizes the Company's floating-to-fixed interest rate swap contracts outstanding (cash flow hedges) as at January 3, 2021:

	Notional amount of borrowings	Maturity date	Pay / Receive	Fixed rate	Floating rate	Carrying and fair value: Prepaid expenses, deposits and other current assets	Carrying and fair value: Accounts payable and accrued liabilities
Term Loan[(1)]							
	$ 150,000	June 17, 2021	Pay fixed rate / receive floating rate	0.96 %	US LIBOR	$ —	$ (630)
	25,000	April 6, 2022	Pay fixed rate / receive floating rate	0.27 %	US LIBOR	—	(48)
	75,000	April 30, 2023	Pay fixed rate / receive floating rate	2.85 %	US LIBOR	—	(3,800)
	50,000	April 30, 2024	Pay fixed rate / receive floating rate	1.51 %	US LIBOR	—	(1,886)
	25,000	April 30, 2025	Pay fixed rate / receive floating rate	1.06 %	US LIBOR	—	(755)
	25,000	May 30, 2025	Pay fixed rate / receive floating rate	0.47 %	US LIBOR	—	(30)
Unsecured Notes							
	50,000	August 25, 2023	Pay fixed rate / receive floating rate	1.18 %	US LIBOR	—	(1,330)
	50,000	August 25, 2026	Pay fixed rate / receive floating rate	1.34 %	US LIBOR	—	(2,465)
						$ —	**$ (10,944)**

(1) The notional amounts for the interest rate swap contracts maturing in 2023, 2024, and 2025 are extensions to the $150 million interest rate swap contracts originally entered into related to the $300 million term loan.

The following table summarizes the Company's floating-to-fixed interest rate swap contracts outstanding (cash flow hedges) as at December 29, 2019:

	Notional amount of borrowings	Maturity date	Pay / Receive	Fixed rate	Floating rate	Carrying and fair value: Prepaid expenses, deposits and other current assets	Carrying and fair value: Accounts payable and accrued liabilities
Term Loan[(1)]							
	$ 150,000	June 17, 2021	Pay fixed rate / receive floating rate	0.96 %	US LIBOR	$ 1,379	$ —
	75,000	April 30, 2023	Pay fixed rate / receive floating rate	2.85 %	US LIBOR	—	(1,817)
	50,000	April 30, 2024	Pay fixed rate / receive floating rate	1.51 %	US LIBOR	252	(242)
Unsecured Notes							
	50,000	August 25, 2023	Pay fixed rate / receive floating rate	1.18 %	US LIBOR	866	—
	50,000	August 25, 2026	Pay fixed rate / receive floating rate	1.34 %	US LIBOR	1,179	—
						$ 3,676	$ (2,059)

(1) The notional amounts for the interest rate swap contracts maturing in 2023 and 2024 are extensions to the $150 million interest rate swap contracts originally entered into related to the $300 million term loan.

GILDAN 2020 REPORT TO SHAREHOLDERS 104

14. FINANCIAL INSTRUMENTS (continued): (b) Derivative financial instruments - hedge accounting (continued): The following table summarizes the Company’s hedged items as at January 3, 2021: Change in Carrying amount of value used for Cash flow the hedged item calculating hedge hedge reserve Assets Liabilities ineffectiveness (AOCI) Cash flow hedges: Foreign currency risk: Forecast sales $ — $ — $ (4,104) $ 4,104 Forecast expenses — — 1,626 (1,626) Commodity risk: Forecast purchases — — 4,205 (4,205) Interest rate risk: Forecast interest payments — — (10,765) 10,765 $ — $ — $ (9,038) $ 9,038 No ineffectiveness was recognized in net earnings as the change in value of the hedging instrument used for calculating ineffectiveness was the same or smaller as the change in value of the hedged items used for calculating the ineffectiveness. The following table summarizes the Company’s hedged items as at December 29, 2019: Change in Carrying amount of value used for Cash flow the hedged item calculating hedge hedge reserve Assets Liabilities ineffectiveness (AOCI) Cash flow hedges: Foreign currency risk: Forecast sales $ — $ — $ (972) $ 972 Forecast expenses — — 342 (342) Commodity risk: Forecast purchases — — (1,416) 1,416 Interest rate risk: Forecast interest payments — — 1,511 (1,511) $ — $ — $ (535) $ 535 No ineffectiveness was recognized in net earnings as the change in value of the hedging instrument used for calculating ineffectiveness was the same or smaller as the change in value of the hedged items used for calculating the ineffectiveness. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 105

14. FINANCIAL INSTRUMENTS (continued): (c) Financial expenses, net: 2020 2019 Interest expense on financial liabilities recorded at amortized cost (1) $ 30,205 $ 28,659 Bank and other financial charges (2) 14,627 8,010 Interest accretion on discounted lease obligations 3,227 3,141 Interest accretion on discounted provisions 242 287 Foreign exchange loss (gain) 229 (929) $ 48,530 $ 39,168 (1) Net of capitalized borrowing costs of $1.6 million (2019 - $1.3 million). (2) Fiscal 2020 includes upfront costs of $3.9 million for the June 2020 amendments of the loans and notes agreements (note 11). (d) Hedging components of other comprehensive income (“OCI”): 2020 2019 Net gain (loss) on derivatives designated as cash flow hedges: Foreign currency risk $ 502 $ 4,566 Commodity price risk (12,699) (8,213) Interest rate risk (12,381) (10,588) Income taxes (5) (46) Amounts reclassified from OCI to inventory, related to commodity price risk 9,837 16,656 Amounts reclassified from OCI to net earnings, related to foreign currency risk, interest rate risk, and commodity risk, and included in: Net sales (242) (5,667) Cost of sales 8,483 (350) Selling, general and administrative expenses 331 417 Financial expenses, net (2,358) (752) Income taxes 29 60 Cash flow hedging loss $ (8,503) $ (3,917) During fiscal 2020, the Company determined that it no longer met the criteria for hedge accounting for certain commodity forward, option, and swap contracts and certain forward foreign exchange contracts (collectively the "hedging instruments") as the commodity purchases and foreign currency sales which the hedging instruments were respectively hedging, were no longer expected to occur due to economic conditions resulting from the COVID-19 pandemic. Changes in the fair value of such commodity forward, option, and swap contracts and forward foreign exchange contracts resulted in a net loss of $9.0 million, which were transferred out of accumulated other comprehensive income and recognized immediately in net earnings during fiscal 2020. The change in the time value element of option and swap contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the years ended January 3, 2021 and December 29, 2019. The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the years ended January 3, 2021 and December 29, 2019. Approximately $2.1 million of net losses presented in accumulated other comprehensive income as at January 3, 2021 are expected to be reclassified to inventory or net earnings within the next twelve months. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 106

15. SHARE-BASED COMPENSATION: The Company’s Long-Term Incentive Plan (the "LTIP") includes stock options, stock appreciation rights ('SARs'), and restricted share units. The LTIP allows the Board of Directors to grant stock options, SARs, dilutive restricted share units ("Treasury RSUs"), and non-dilutive restricted share units ("non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries. The number of common shares that are issuable pursuant to the exercise of stock options and the vesting of Treasury RSUs for the LTIP is fixed at 12,000,632. As at January 3, 2021, 117,606 common shares remained authorized for future issuance under this plan. The exercise price payable for each common share covered by a stock option or SARs is determined by the Board of Directors at the date of the grant, but may not be less than the closing price of the common shares of the Company on the trading day immediately preceding the effective date of the grant. Most stock options vest equally beginning on the second, third, fourth, and fifth anniversary of the grant date. Stock options granted in fiscal 2020 all vest on the third anniversary of the grant date, subject to performance vesting conditions in some cases. SARs granted in fiscal 2020 vest on the third anniversary of the grant date, and all are subject to performance vesting conditions. Holders of Treasury RSUs and non-Treasury RSUs are entitled to dividends declared by the Company which are recognized in the form of additional equity awards equivalent in value to the dividends paid on common shares. The vesting conditions of the additional equity awards are subject to the same performance objectives and other terms and conditions as the underlying equity awards. The additional awards related to outstanding Treasury RSUs and non- Treasury RSUs expected to be settled in common shares are credited to contributed surplus when the dividends are declared. (a) Stock options: Outstanding stock options were as follows: Stock options issued in Canadian dollars and to be exercised on the TSX: Number Weighted exercise price (CA$) Stock options outstanding, December 30, 2018 1,993 $ 33.60 Changes in outstanding stock options: Exercised (443) 26.45 Stock options outstanding, December 29, 2019 1,550 35.65 Changes in outstanding stock options: Exercised (87) 24.22 Stock options outstanding, January 3, 2021 1,463 $ 36.33 Stock options issued in U.S. dollars and to be exercised on the NYSE: Number Weighted exercise price (US$) Stock options outstanding, December 30, 2018 669 $ 29.01 Changes in outstanding stock options: Forfeited — — Stock options outstanding, December 29, 2019 669 29.01 Changes in outstanding stock options: Granted 1,387 26.43 Stock options outstanding, January 3, 2021 2,056 $ 27.27 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 107

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION (continued):

(a) **Stock options (continued):**

As at January 3, 2021, 1,304,338 outstanding options issued in Canadian dollars to be exercised on the TSX were exercisable at the weighted average exercise price of CA$36.73 (December 29, 2019 - 822,394 options at CA$34.02), and 334,448 outstanding options issued in U.S. dollars and to be exercised on the NYSE, were exercisable at the weighted average exercise price of US$29.01 (December 29, 2019 - 167,224 options at US$29.01). For stock options exercised during fiscal 2020, the weighted average share price at the date of exercise was CA$30.48 (2019 - CA$47.24). Based on the Black-Scholes option pricing model, the grant date weighted average fair value of options granted during 2020 was $5.09. The following table summarizes the average values for the assumptions used in the Black-Scholes option pricing model for the stock option grants for fiscal 2020:

	2020
Exercise price	**US$26.43**
Risk-free interest rate	**0.39%**
Expected volatility	**36.47%**
Expected life	**5 years**
Expected dividend yield	**2.57%**

The following table summarizes information about stock options issued and outstanding and exercisable at January 3, 2021:

	Options issued and outstanding		Options exercisable
Exercise prices	Number	Remaining contractual life (yrs)	Number
CA$30.46	126	1	126
CA$33.01	543	3	384
CA$38.01	511	2	511
CA$42.27	283	5	283
	1,463		1,304
US$20.77	537	7	—
US$29.01	669	4	334
US$30.00	850	7	—
	3,519		**1,638**

The compensation expense related to stock options included in operating income for fiscal 2020 was $1.8 million (2019 - $2.6 million), and the counterpart has been recorded as contributed surplus. When the underlying shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.

GILDAN 2020 REPORT TO SHAREHOLDERS 108

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION (continued):

(b) **Stock appreciation rights ("SARs"):**

During the year ended January 3, 2021, 824,406 SARs were granted at the weighted average exercise price of US$30.00 (December 29, 2019 - nil) and remained outstanding with a remaining contractual life of 3 years as at January 3, 2021. Based on the Black-Scholes option pricing model, the grant date weighted average fair value of options granted during 2020 was $5.60. None of the outstanding SARs were exercisable as at January 3, 2021. The compensation expense related to SARs included in operating income for fiscal 2020 was $0.1 million (2019 - nil), and the counterpart has been recorded as contributed surplus. The following table summarizes the assumptions used in the option pricing model for the SARs granted in fiscal 2020:

	2020
Exercise price	**US$30.00**
Risk-free interest rate	**0.22%**
Expected volatility	**43.86%**
Expected life	**3 years**
Expected dividend yield	**2.32%**

(c) **Restricted share units:**

A Treasury RSU represents the right of an individual to receive one common share on the vesting date without any monetary consideration being paid to the Company. All Treasury RSUs awarded to date vest within a five-year vesting period. The vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are based on the Company's average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts.

Outstanding Treasury RSUs were as follows:

	Number	Weighted average fair value per unit	
Treasury RSUs outstanding, December 30, 2018	106	$	30.82
Changes in outstanding Treasury RSUs:			
Granted	18		31.51
Granted for dividends declared	1		34.14
Settled through the issuance of common shares	(11)		25.97
Treasury RSUs outstanding, December 29, 2019	114		31.42
Changes in outstanding Treasury RSUs:			
Granted for dividends declared	**1**		**12.58**
Settled through the issuance of common shares	**(72)**		**31.65**
Treasury RSUs outstanding, January 3, 2021	**43**	**$**	**30.47**

As at January 3, 2021 and December 29, 2019, none of the outstanding Treasury RSUs were vested.

The compensation expense related to Treasury RSUs included in operating income for fiscal 2020 was $0.6 million (2019 - $0.6 million), and the counterpart has been recorded as contributed surplus. When the underlying shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.

GILDAN 2020 REPORT TO SHAREHOLDERS 109

15. SHARE-BASED COMPENSATION (continued): (c) Restricted share units (continued): Outstanding non-Treasury RSUs were as follows: Number Weighted average fair value per unit Non-Treasury RSUs outstanding, December 30, 2018 1,374 $ 28.52 Changes in outstanding non-Treasury RSUs: Granted 509 34.89 Granted for additional performance conditions 93 25.57 Granted for dividends declared 26 29.21 Settled - common shares (256) 25.59 Settled - payment of withholding taxes (170) 25.59 Forfeited (154) 29.24 Non-Treasury RSUs outstanding, December 29, 2019 1,422 31.42 Changes in outstanding non-Treasury RSUs: Granted 967 25.47 Granted for dividends declared 25 12.58 Settled - common shares (128) 29.06 Settled - payment of withholding taxes (67) 29.16 Forfeited (342) 25.70 Non-Treasury RSUs outstanding, January 3, 2021 1,877 $ 29.38 Non-Treasury RSUs have the same features as Treasury RSUs, except that their vesting period is a maximum of three years and they can be settled in cash based on the Company’s share price on the vesting date, or through the delivery of common shares purchased on the open market, at the Company's option. Non-Treasury RSUs are settled in common shares purchased on the open market, and to the extent that the Company has an obligation under tax laws to withhold an amount for an employee’s tax obligation associated with the share-based payment the Company settles non-Treasury RSUs on a net basis. Most of the outstanding non-Treasury RSUs awarded to executive officers have vesting conditions that are dependent upon the attainment of strategic performance objectives which are set based on the Company’s long-term strategic plan. A portion of non-Treasury RSU awards which vested in fiscal 2020 were dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly listed companies. In addition, up to two times the actual number of non-Treasury RSUs awarded can vest if exceptional financial performance is achieved. As at January 3, 2021 and December 29, 2019, none of the outstanding non-Treasury RSUs were vested. The compensation cost related to non-Treasury RSUs included in operating income for fiscal 2020 was a recovery of $0.5 million (2019 - $12.9 million expense), and the counterpart has been recorded as contributed surplus. When the underlying common shares are delivered to employees for settlement upon vesting, the amounts previously credited to contributed surplus are transferred to share capital. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 110

15. SHARE-BASED COMPENSATION (continued): (d) Deferred share unit plan: The Company has a deferred share unit plan for independent members of the Company’s Board of Directors who must receive at least 50% of their annual board retainers in the form of deferred share units ("DSUs"). The value of these DSUs is based on the Company’s share price at the time of payment of the retainers or fees. Holders of deferred share units are entitled to dividends declared by the Company which are recognized in the form of additional awards equivalent in value to the dividends paid on common shares. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. As at January 3, 2021, there were 301,077 (December 29, 2019 - 234,827) DSUs outstanding at a value of $8.4 million (December 29, 2019 - $6.9 million). This amount is included in accounts payable and accrued liabilities based on a fair value per deferred share unit of $28.01 (December 29, 2019 - $29.55). The DSU obligation is adjusted each quarter based on the market value of the Company’s common shares. The Company includes the cost of the DSU plan in selling, general and administrative expenses, which for fiscal 2020 was $1.8 million (2019 - $1.8 million). Changes in outstanding DSUs were as follows: 2020 2019 DSUs outstanding, beginning of fiscal year 235 275 Granted 90 48 Granted for dividends declared 2 3 Redeemed (26) (91) DSUs outstanding, end of fiscal year 301 235 (e) Employee share purchase plans: The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase common shares of the Company at a price of 90% of the then current share price as defined in the plans from Treasury. Employees purchasing shares under the plans subsequent to January 1, 2008 must hold the shares for a minimum of two years. The Company has reserved 5,000,000 common shares for issuance under the plans. As at January 3, 2021, 4,520,954 common shares remained authorized for future issuance under the plans. Included as compensation costs in selling, general and administrative expenses is $0.1 million (2019 - $0.2 million) relating to the employee share purchase plans. 16. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES: (a) Selling, general and administrative expenses: 2020 2019 Selling expenses $ 76,327 $ 99,419 Administrative expenses 101,492 121,273 Distribution expenses 94,487 119,795 $ 272,306 $ 340,487 (b) Employee benefit expenses: 2020 2019 Salaries, wages and other short-term employee benefits $ 423,335 $ 534,222 Share-based payments 1,954 16,272 Post-employment benefits 44,645 41,864 $ 469,934 $ 592,358 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 111

16. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES (continued): (c) Cost of sales: Included in cost of sales for the year ended January 3, 2021 are the following items: • $108.4 million of manufacturing costs charged directly to cost of sales during the first nine months of the fiscal year as a result of low production levels due to the temporary suspension of production at most of our manufacturing facilities starting in mid-March 2020 resulting from the COVID-19 pandemic. These manufacturing costs consist mainly of salary and benefits continuation for suspended employees as a result of suspended production, severance for terminated employees, and unabsorbed salary, benefits, and overhead costs, including depreciation. • $108.1 million of write-downs of inventory to net realizable value as a result of product line reductions and the decline in the net realizable value of certain inventories due to current market conditions as described in note 7. • $11.3 million for excess commodity contracts with merchants that no longer met the own-use exemption based on a reduction of physical cotton consumption in line with reduced production requirements. • $9.4 million transfer from accumulated other comprehensive income to cost of sales for certain commodity forward, option, and swap contracts that no longer met the criteria for hedge accounting as the commodity purchases which the hedging instruments were respectively hedging were no longer expected to occur due to reduced production requirements. • Net gain of $9.6 million related to the two hurricanes which impacted the Company’s operations in Central America in November 2020, consisting of accrued insurance recoveries to date of $111.0 million recorded in cost of sales (of which $50.0 million was received as an advance in December 2020 and included in cash flows from operating activities, and $61.0 million is recorded in prepaid expenses, deposits and other current assets in the statement of financial position), partially offset by of the following related costs: – losses on disposal of damaged inventory of $41.7 million; – losses on disposal of unrepairable equipment of $22.6 million; and – salary and benefits continuation for idle employees while production was interrupted, and equipment repair and clean-up costs of $13.3 million. – In addition, cost of sales includes unabsorbed salary, benefits, and overhead costs, including depreciation that resulted from the production interruptions related to the two hurricanes of $23.8 million, for which insurance recoveries have not been recognized in fiscal 2020. The Company has recognized insurance recoveries for items that it has an unconditional contractual right to receive. The final insurance claims related to the two hurricanes will be filed in fiscal 2021. (d) Government assistance: During the year ended January 3, 2021 an amount of $9.2 million (2019 - $14.0 million) was recognized in cost of sales in the consolidated statement of earnings and comprehensive income relating to government assistance for production costs, and $3.9 million (2019 - nil) was recognized in SG&A in the consolidated statement of earnings and comprehensive income relating to employment subsidies. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 112

17. RESTRUCTURING AND ACQUISITION-RELATED COSTS: Restructuring and acquisition-related costs are presented in the following table, and are comprised of costs directly related to significant exit activities, including the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. 2020 2019 Employee termination and benefit costs $ 10,900 $ 17,064 Exit, relocation and other costs 13,321 17,190 Net loss on disposal and write-downs of property, plant and equipment, right-of-use assets and software related to exit activities 23,933 13,061 Acquisition-related transaction costs — 14 $ 48,154 $ 47,329 Restructuring and acquisition-related costs in fiscal 2020 related to the following: $22.5 million for the closure of a yarn- spinning plant in the U.S., including accelerated depreciation of right-of-use assets and equipment; $10.8 million for the closure of textile manufacturing and sewing operations in Mexico; $5.9 million for the exit of ship-to-the-piece activities, including computer software write-downs and warehouse consolidation costs; $2.4 million for SG&A workforce reductions; and $6.6 million in other costs, including costs incurred to complete restructuring activities that were initiated in fiscal 2019. Restructuring and acquisition-related costs in fiscal 2019 related to the following: $14.2 million for the closure of textile manufacturing and sewing operations in Mexico; $7.3 million for the consolidation of sewing activities in Honduras; $7.0 million for the closure of a hosiery manufacturing plant in Canada; $9.9 million for the exit of yarn-recycling activities (planned disposal of yarn recycling equipment) and the closure of a yarn-spinning plant in the U.S.; $4.8 million for the exit of ship-to-the-piece activities; and $4.1 million to complete restructuring activities that were initiated in fiscal 2018, including the closure of the AKH textile manufacturing facility and the consolidation of U.S. distribution centres. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 113

18. INCOME TAXES: The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows: 2020 2019 Earnings before income taxes $ (229,373) $ 249,825 Applicable statutory tax rate 26.5% 26.6 % Income taxes at applicable statutory rate (60,784) 66,404 Increase (decrease) in income taxes resulting from: Effect of different tax rates on earnings of foreign subsidiaries 35,017 (79,229) Income tax recovery and other adjustments related to prior taxation years (1,417) 197 Recognition of previously de-recognized tax benefits related to tax losses and temporary differences (5,150) (19,211) Non-recognition of tax benefits related to tax losses and temporary differences 22,451 16,877 Effect of non-deductible expenses and other 5,792 4,978 Total income tax recovery $ (4,091) $ (9,984) Average effective tax rate 1.8% (4.0) % The Company’s applicable statutory tax rate is the Canadian combined rate applicable in the jurisdictions in which the Company operates. The details of income tax expense are as follows: 2020 2019 Current income taxes, includes a recovery of $1,511 (2019 - expense of $99) relating to prior taxation years $ 3,633 $ 13,639 Deferred income taxes: Origination and reversal of temporary differences (25,119) (21,387) Recognition of previously de-recognized tax benefits related to tax losses and temporary differences (5,150) (19,211) Non-recognition of tax benefits related to tax losses and temporary differences 22,451 16,877 Adjustments relating to prior taxation years 94 98 (7,724) (23,623) Total income tax recovery $ (4,091) $ (9,984) In fiscal 2020, the Company re-recognized $5.2 million (2019 - $19.2 million) of previously de-recognized (in fiscal 2017 pursuant to the organizational realignment plan) deferred income tax assets in the U.S. relating to deferred income tax assets that are now more likely than not to be recovered. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 114

18. INCOME TAXES (continued): Significant components of the Company’s deferred income tax assets and liabilities relate to the following temporary differences and unused tax losses: January 3, 2021 December 29, 2019 Deferred income tax assets: Non-capital losses $ 99,659 $ 99,504 Non-deductible reserves and accruals 28,211 12,502 Property, plant and equipment 15,319 12,439 Other items 7,455 8,259 150,644 132,704 Unrecognized deferred income tax assets (100,424) (83,390) Deferred income tax assets $ 50,220 $ 49,314 Deferred income tax liabilities: Property, plant and equipment $ (28,643) $ (30,165) Intangible assets (3,888) (9,232) Deferred income tax liabilities $ (32,531) $ (39,397) Deferred income taxes $ 17,689 $ 9,917 The details of changes to deferred income tax assets and liabilities were as follows: 2020 2019 Balance, beginning of fiscal year, net $ 9,917 $ (12,623) Recognized in the statements of earnings: Non-capital losses 155 14,804 Non-deductible reserves and accruals 16,044 1,107 Property, plant and equipment 4,400 2,142 Intangible assets 5,344 1,033 Other (825) 2,203 Unrecognized deferred income tax assets (17,394) 2,334 7,724 23,623 Business acquisitions — (1,100) Other 48 17 Balance, end of fiscal year, net $ 17,689 $ 9,917 As at January 3, 2021, the Company has tax credits, capital and non-capital loss carryforwards, and other deductible temporary differences available to reduce future taxable income for tax purposes representing a tax benefit of approximately $100.4 million, for which no deferred tax asset has been recognized (December 29, 2019 - $83.4 million), because the criteria for recognition of the tax asset was not met. The tax credits and capital and non-capital loss carryforwards expire between 2027 and 2041. The recognized deferred tax asset related to loss carryforwards is supported by projections of future profitability of the Company. The Company has not recognized a deferred income tax liability for the undistributed profits of subsidiaries operating in foreign jurisdictions, as the Company currently has no intention to repatriate these profits. If expectations or intentions change in the future, the Company may be subject to an additional tax liability upon distribution of these earnings in the form of dividends or otherwise. As at January 3, 2021, a deferred income tax liability of approximately $57 million would result from the recognition of the taxable temporary differences of approximately $521 million. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 115

19. EARNINGS (LOSS) PER SHARE: Reconciliation between basic and diluted earnings (loss) per share is as follows: 2020 2019 Net earnings (loss) - basic and diluted $ (225,282) $ 259,809 Basic earnings (loss) per share: Basic weighted average number of common shares outstanding 198,361 204,161 Basic earnings (loss) per share $ (1.14) $ 1.27 Diluted earnings (loss) per share: Basic weighted average number of common shares outstanding 198,361 204,161 Plus dilutive impact of stock options, Treasury RSUs, and common shares held in trust — 448 Diluted weighted average number of common shares outstanding 198,361 204,609 Diluted earnings (loss) per share $ (1.14) $ 1.27 Excluded from the above calculation for the year ended January 3, 2021 are 3,519,127 stock options (2019 - 282,737) and 43,485 Treasury RSUs (2019 - 7,500) which were deemed to be anti-dilutive. 20. DEPRECIATION AND AMORTIZATION: 2020 2019 Depreciation of property, plant and equipment (note 8) $ 108,452 $ 117,945 Depreciation of right-of-use assets (note 9) 14,656 13,295 Adjustment for the variation of depreciation included in inventories at the beginning and end of the year 3,676 3,059 Amortization of intangible assets, excluding software (note 10) 14,302 17,289 Amortization of software (note 10) 6,104 5,206 Depreciation and amortization included in net earnings $ 147,190 $ 156,794 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 116

21. SUPPLEMENTAL CASH FLOW DISCLOSURE: (a) Adjustments to reconcile net earnings to cash flows from operating activities: 2020 2019 Depreciation and amortization (note 20) $ 147,190 $ 156,794 Non cash restructuring charges related to property, plant and equipment, right-of- use assets, and computer software (note 17) 23,933 13,061 Impairment of goodwill and intangible assets (note 10) 93,989 — Loss on disposal of property, plant and equipment and software 25,909 1,399 Share-based compensation 2,090 16,272 Deferred income taxes (note 18) (7,724) (23,623) Unrealized net (gain) loss on foreign exchange and financial derivatives 8,439 (330) Timing differences between settlement of financial derivatives and transfer of deferred gains and losses in accumulated OCI to inventory and net earnings (1,708) 907 Other non-current assets 1,530 5,971 Other non-current liabilities 4,154 5,097 $ 297,802 $ 175,548 (b) Variations in non-cash transactions: 2020 2019 Additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities $ (13,751) $ 16,144 Proceeds on disposal of property, plant and equipment included in other current assets (375) (9) Additions to right-of-use assets included in lease obligations 16,189 7,753 Impact of initial adoption of new accounting standards (note 2(c)) — (2,176) Non-cash ascribed value credited to contributed surplus for dividends attributed to Treasury RSUs 336 954 Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options 7,552 10,789 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 117

22. RELATED PARTY TRANSACTIONS: Key management personnel compensation: Key management personnel includes those individuals that have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and is comprised of the members of the executive management team and the Board of Directors. The amount for compensation expense recognized in net earnings for key management personnel was as follows: 2020 2019 Short-term employee benefits $ 7,754 $ 5,338 Post-employment benefits 170 204 Share-based payments 1,721 11,066 $ 9,645 $ 16,608 The amounts included in accounts payable and accrued liabilities for share-based compensation awards to key management personnel were as follows: January 3, 2021 December 29, 2019 DSUs $ 8,433 $ 6,939 Other: During fiscal 2020, the Company incurred expenses for airplane usage of $0.7 million (2019 - $1.4 million), with a company controlled by the President and Chief Executive Officer of the Company. The payments made are in accordance with the terms of the agreement established and agreed to by the related parties. As at January 3, 2021, the amount in accounts payable and accrued liabilities related to the airplane usage was $0.1 million (December 29, 2019 - $0.7 million). 23. COMMITMENTS, GUARANTEES AND CONTINGENT LIABILITIES: (a) Claims and litigation: The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company. (b) Guarantees: The Company, and some of its subsidiaries, have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at January 3, 2021, the maximum potential liability under these guarantees was $54.6 million (December 29, 2019 - $72.6 million), of which $10.5 million was for surety bonds and $44.1 million was for financial guarantees and standby letters of credit (December 29, 2019 - $9.3 million and $63.3 million, respectively). As at January 3, 2021, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 118

24. CAPITAL DISCLOSURES: The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and a capital structure that reflects a target ratio of financial leverage as noted below. The Company’s capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company’s use of capital is to finance working capital requirements, capital expenditures, business acquisition, payment of dividends, as well as share repurchases. The Company currently funds these requirements out of its internally-generated cash flows and with funds drawn from its long-term debt facilities. The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio. The Company’s net debt leverage ratio is defined as the ratio of net debt to adjusted EBITDA for the trailing twelve months, on a pro-forma basis to reflect business acquisitions made during the trailing twelve month period, as if they had occurred at the beginning of the trailing twelve month period. Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment of goodwill and intangible assets, net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, the discontinuance of PPE SKUs, the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. The Company has set a fiscal year-end net debt leverage target ratio of one to two times adjusted EBITDA. As at January 3, 2021, the Company’s net debt leverage ratio was 3.5 times (December 29, 2019 - 1.6 times). Due to the current economic environment resulting from the global COVID-19 pandemic, the Company was not within its target range at the end of fiscal 2020. In light of the current economic environment that is being affected by factors related to the COVID-19 pandemic, including its effect on our business, we have implemented actions to preserve cash and enable us to be well-positioned from a liquidity perspective to manage through the current environment. Actions which specifically relate to our capital allocation framework include deferring non-critical capital expenditures and business acquisitions, suspending share repurchases under our current NCIB program, and suspending our quarterly cash dividend. In addition, the Company secured additional financing on April 6, 2020 and amended its various loans and note agreements on June 26, 2020 as described in note 11 in order to modify its covenants and to provide increased financial flexibility. During the covenant relief period ending April 4, 2021, dividends and share repurchases are not permitted except as described in note 11. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors will consider several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. The Company paid dividends of $30.6 million during the year ended January 3, 2021, representing dividends declared per common share of $0.154. In April 2020, given the severity of the current economic environment resulting from the COVID-19 pandemic, the Company suspended its quarterly cash dividend. The Company is not subject to any capital requirements imposed by a regulator. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 119

25. DISAGGREGATION OF REVENUE: Net sales by major product group were as follows: 2020 2019 Activewear $ 1,498,408 $ 2,261,881 Hosiery and underwear 482,868 562,020 $ 1,981,276 $ 2,823,901 Net sales were derived from customers located in the following geographic areas: 2020 2019 United States $ 1,696,872 $ 2,399,239 Canada 76,163 114,815 International 208,241 309,847 $ 1,981,276 $ 2,823,901 26. ENTITY-WIDE DISCLOSURES: Following an internal reorganization which took effect on January 1, 2018 and resulted in the consolidation of the Company’s divisional organizational structure, the Company manages its business on the basis of one reportable operating segment. Property, plant and equipment, right-of-use-assets, intangible assets, and goodwill, are allocated to geographic areas as follows: January 3, 2021 December 29, 2019 United States $ 431,403 $ 478,620 Canada 95,585 129,189 Honduras 323,617 385,209 Caribbean Basin 448,278 532,698 Asia-Pacific 114,785 107,482 Other 39,114 47,050 $ 1,452,782 $ 1,680,248 Customers accounting for at least 10% of total net sales for the fiscal years ended January 3, 2021 and December 29, 2019 were as follows: 2020 2019 Customer A 13.1% 13.8 % Customer B 12.3% 18.6 % Customer C 10.4% 6.9 % NOTES TO CONSOLIDATED FINANCIAL STATEMENTS GILDAN 2020 REPORT TO SHAREHOLDERS 120

SHAREHOLDER INFORMATION*

*As of March 1, 2021

Board of Directors

Donald C. Berg
Chair of the Board of Directors
Director since 2015

Maryse Bertrand
Chair of the Corporate Governance and Social Responsibility Committee
Director since 2018

Marc Caira
Director since 2018

Glenn J. Chamandy
President and Chief Executive Officer
Director since 1984

Shirley E. Cunningham
Chair of the Compensation and Human Resources Committee
Director since 2017

Russell Goodman
Director since December 2010

Charles M. Herington
Director since 2018

Luc Jobin
Chair of the Audit and Finance Committee
Director since 2020

Craig A. Leavitt
Director since 2018

Anne Martin-Vachon
Director since 2015

Gildan Corporate Office

600 de Maisonneuve Boulevard West, 33rd Floor
Montreal, QC H3A 3J2 CANADA
514-735-2023
Toll free: 1-866-755-2023
Fax: 514-735-6810
www.gildancorp.com
www.genuineresponsibility.com

Stock Information

Toronto Stock Exchange + New York Stock Exchange
Symbol: GIL

Stock Transfer Agent & Registrar

Computershare Investor Services Inc.
100 University Avenue, 8th Floor
Toronto, ON M5J 2Y1
CANADA
1-800-564-6253
Toll free fax: 1-888-453-0330
service@computershare.com

Executives

Glenn J. Chamandy
President and Chief Executive Officer

Rhodri J. Harries
Executive Vice-President, Chief Financial and Administrative Officer

Benito A. Masi
President, Manufacturing

Chuck J. Ward
President, Sales, Marketing, and Distribution

Arun Bajaj
Executive Vice President, Chief Human Resources Officer

Investor Relations

Sophie Argiriou
Vice-President, Investor Communications
514-343-8815
Toll free: 1-866-755-2023
investors@gildan.com

Legal Affairs

Lindsay Matthews
Vice-President, General Counsel and Corporate Secretary
514-340-8790
Toll free: 1-866-755-2023
corporate.governance@gildan.com

Corporate Communications

Geneviève Gosselin
Director, Corporate Communications and Marketing
514-343-8814
Toll free: 1-866-755-2023
communications@gildan.com

Corporate Responsibility

Claudia Sandoval
Vice-President, Corporate Citizenship
504-2669-6638
Toll free: 1-866-755-2023
cc@gildan.com

Annual Meeting of Shareholders

May 6, 2021
At 10:00 AM E.T

Auditors

KPMG LLP

PAR